April 7, 2008

Dear Sir,

We send you financial statements in 2007, NOTICE OF THE 21st ORDINARY GENERAL MEETING OF SHAREHOLDERS and NOTICE OF RESOLUTIONS OF THE 21st ORDINARY GENERAL MEETING OF SHAREHOLDERS,
The document that we released aiming at the investor is as follows,
Please find the enclosed document.

Regards,

[redacted]

08001988

RECEIVED
2008 APR 18 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Allied Telesis Holdings K.K.
Investor Relations
Phone +81-3-5437-6007
e-mail ir_j@allied-telesis.co.jp

Reference:
SEC File No. 082-34980
U.S. Stock code (CUSIP):019560 10 1
Ticker symbol: ATHLY

SUPPL

PROCESSED
APR 22 2008
THOMSON FINANCIAL

---

1. 2008/2/29---(A)
   Announcement on partial Amendments to the Articles of Incorporation
2. 2008/2/29---(B)
   Announce on Issuance of the Stock Acquisition Rights as Stock Option
3. 2008/2/14---(C)
   (Supplement) Upward Revision of the Consolidated/Individual Profit Forecast for the Year to December 2007 for Allied Telesis Holdings, K.K.
4. 2008/2/13---(D)
   Upward Revision of the Consolidated/Individual Profit Forecast for the Year to December 2007 for Allied Telesis Holdings, K.K.
5. 2007/11/06---(E)
   Notice of the allotment of the stock option (share-purchase warrants)
6. 2007/10/29---(F)
   Summary of 3Q Financial Results (Fiscal 2007)
7. 2007/09/27---(G)
   Notice of the loan guarantee with the finance of the consolidated subsidiary

dlw 4/21

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Securities Code: 6835
March 10, 2008

To Those Shareholders with Voting Rights

Takayoshi Oshima
Chairman and Representative Director
Allied Telesis Holdings K.K.
21-11, Nishi-Gotanda 7-chome,
Shinagawa-ku, Tokyo, Japan

NOTICE OF THE 21st ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the 21st Ordinary General Meeting of Shareholders of the Company. The meeting will be held as described below.

If you are unable to attend the meeting in person, you can exercise your voting rights by paper ballot or via the Internet. Please review the Reference Documents for the General Meeting of Shareholders and exercise your voting rights by 5:30 p.m. on Monday, March 24, 2008 in accordance with the Guidance on page 2.

1. Date and Time: 10:30 a.m., Tuesday, March 25, 2008
(Open at 9:30 a.m.)

2. Place: Special Hall, TOC Building 13F
22-17, Nishi-Gotanda 7-chome, Shinagawa-ku, Tokyo, Japan

3. Agenda of the Meeting:

Matters to be reported:
1. Business Report and Consolidated Financial Statements for the 21st Fiscal Term (from January 1, 2007 to December 31, 2007) and results of audits by the Accounting Auditor and the Board of Corporate Auditors of the Consolidated Financial Statements
2. Non-Consolidated Financial Statements for the 21st Fiscal Term (from January 1, 2007 to December 31, 2007)

Proposals to be resolved:

Proposal No. 1: Partial Amendments to the Articles of Incorporation
Proposal No. 2: Election of One Director
Proposal No. 3: Election of One Corporate Auditor and One Substitute Corporate Auditor
Proposal No. 4: Issuance of the Stock Acquisition Rights as Stock Options

4. Guidance on the Exercise of Voting Rights

(1) Exercise of voting rights by postal services
Please indicate your approval or disapproval of the proposals in the enclosed Voting Rights Exercise Form and return the Form to the Company by post. The completed Form should reach the Company by 5:30 p.m. on Monday, March 24, 2008.

(2) Exercise of voting rights via the Internet
If you are exercising your voting rights via the Internet, please review the "Procedures for the Exercise of Voting Rights via the Internet" attached hereto (page 9) and exercise your voting rights by 5:30 p.m. on Monday, March 24, 2008 (JST).

(3) Exercise of voting rights by proxy
If you are unable to attend the Ordinary General Meeting of Shareholders in person, you may exercise your voting rights by appointing another shareholder (one person) with voting rights of the Company who plans to attend the Ordinary General Meeting of Shareholders to act as your proxy. This proxy shall submit to the Company a document evidencing his/her power of representation for the Ordinary General Meeting of Shareholders, together with your Voting Rights Exercise Form.

Notes: 1. When attending the meeting in person, please submit the enclosed Voting Rights Exercise Form to the receptionist.

2. If the matters to be stated in the Reference Documents for the General Meeting of Shareholders, the Business Report, Non-Consolidated Financial Statements and Consolidated Financial Statements are amended, these amended matters will be announced in writing by mail or on the Company's website (http://www.at-global.com) by the preceding date to the Ordinary General Meeting of Shareholders.

3. Please note that you are not allowed to use equipment of the meeting hall including power outlets in the venue.

Reference Documents for the General Meeting of Shareholders

Proposals and references

Proposal No. 1: Partial Amendments to the Articles of Incorporation

1. Reasons for the Amendments
   (1) The total number of authorized shares of the Company provided for by the current Articles of Incorporation of the Company is 311,940,000 shares, and the total number of the issued shares as of December 31, 2007 is 156,826,421 shares. Since the total number of authorized shares after amendment is set within four times the total number of the issued shares at the time when the said amendment to the Article of Incorporation becomes effective according to Article 113, Paragraph 3 of the Corporation Law, the Company would like to revise the total number of authorized shares based on this provision (Article 5 of the Proposed Amendments).
   (2) Currently, the procedure taken by shareholders for exercising the shareholders' rights such as shareholders' right to propose is not stipulated in the share handling regulations of the Company. To make sure that shareholders appropriately exercise their rights, the Company proposes a provision to the effect that such procedure is stipulated in the share handling regulations.

2. Details of the Proposed Amendments
   The details of the existing and proposed amendments in the Articles of Incorporation are as follows:

   (In case that change in original Japanese text does not effect a substantial change in the meaning, no change is made in the English translation.)

(Underlined parts denote those amended.)

Current Articles of Incorporation	Proposed Amendments
Articles 1. to 4. (Omitted)	Articles 1. to 4. (Unchanged)
(Total number of authorized shares) Article 5. The total number of authorized shares of the Company shall be <u>311,940,000</u> shares.	(Total number of authorized shares) Article 5. The total number of authorized shares of the Company shall be <u>600,000,000</u> shares.
Articles 6. to 8. (Omitted)	Articles 6. to 8. (Unchanged)
(Share Handling Regulations) Article 9. Matters pertaining to the denominations of share certificates and change to the description contained in the shareholder registry including names of shareholders (hereinafter, including the substantial shareholders listed or recorded in substantial shareholder registry), addition or record to the registry of lost share certificates and the registry of stock acquisition rights, handling of demand for purchase of holder of shares less than one unit, and other handlings and commissions regarding shares and stock acquisition rights shall be determined in accordance with the share handling regulations set forth by the Board of Directors.	(Share Handling Regulations) Article 9. Matters pertaining to the denominations of share certificates and change to the description contained in the shareholder registry including names of shareholders (hereinafter, including the substantial shareholders listed or recorded in substantial shareholder registry), addition or record to the registry of lost share certificates and the registry of stock acquisition rights, handling of demand for purchase of holder of shares less than one unit, and other handlings, commissions, <u>and exercise of shareholders' rights</u> regarding shares and stock acquisition rights shall be determined in accordance with the share handling regulations set forth by the Board of Directors.
Articles 10. to 44. (Omitted)	Articles 10. to 44. (Unchanged)

Proposal No. 2: Election of One Director

Director Mr. Richard Andrew Gephardt will resign at the close of this Ordinary General Meeting of Shareholders. Accordingly, the Company proposes that one Director be elected as his substitute at the meeting.

The candidate for Director is as follows:

Name (Date of Birth)	Career summary, position and assignment of the Company (representation of other companies)		Number of shares of the Company held (Shares)
Iwao Ishikawa (March 14, 1937)	June 1973	Entered Sanwa & Co. (currently Deloitte Touche Tohmatsu)	–
	October 1986	Representative Partner, Tohmatsu Awoki & Sanwa (currently Deloitte Touche Tohmatsu)	
	June 2002	Outside Auditor, Nikko antfactory K.K. (to present)	
	May 2003	Outside Auditor, Sekichu Co., Ltd. (to present)	

Notes:
1. The term of office of the Director, if the candidate is elected, shall continue until the moment when the term of office of the resigning Director would have expired (upon conclusion of the 22nd Ordinary General Meeting of Shareholders to be held in March 2009).
2. There is no material interest between the candidate and the Company.
3. Mr. Iwao Ishikawa is the candidate for Outside Director.
4. Reasons for selecting the candidate for Outside Director are as follows.
With his professional knowledge and experience as a certified public accountant, Mr. Iwao Ishikawa is engaged in the management of other companies as Outside Corporate Auditor. As the Company is going to strengthen the internal control and corporate governance, it is regarded that he would be able to perform his duties appropriately by leveraging his brilliant insights, among others.
5. Agreement with Outside Directors to limit the liabilities for damages
The Company stipulates in the Articles of Incorporation a provision to the effect that the Company would enter into an agreement for limiting liabilities for damages set forth in Article 423, Paragraph 1 of the Corporation Law with Outside Directors to welcome promising personnel as Outside Directors. When the election of Mr. Ishikawa is approved, the Company will enter into a limited liability agreement with him.

Proposal No. 3: Election of One Corporate Auditor and One Substitute Corporate Auditor

The term of office of Mr. Junichiro Ishikawa and Kazuaki Ishimoto as Corporate Auditor is to expire at the close of this Ordinary General Meeting of Shareholders. Accordingly, the Company proposes that one Corporate Auditor be elected at the meeting.

In preparation for the case where the number of Corporate Auditors set forth in laws and regulations is not fulfilled, we propose that one (1) substitute Corporate Auditor be elected in advance.

This proposal is consented by the Board of Corporate Auditors.

The candidates for Corporate Auditor and substitute Corporate Auditor are as follows:

<Candidate for Corporate Auditor>

No.	Name (Date of Birth)	Career summary, position and assignment of the Company (representation of other companies)		Number of shares of the Company held (Shares)
1	Kazuaki Ishimoto (May 9, 1956)	August 1986 July 1995 August 1995	Entered Hiroyoshi Shinohara Accounting Office Corporate Auditor of the Company (to present) Established Kazuaki Ishimoto Certified Tax Accountant Office, Chairman (to present)	–

Notes: 1. There is no material interest between the candidate and the Company.

2. Mr. Kazuaki Ishimoto is the candidate for Outside Corporate Auditor.

3. Reasons for selecting the candidate for Outside Director and the term of office are as follows.
Mr. Kazuaki Ishimoto, who has expertise as certified tax accountant, has served as Corporate Auditor of the Company for years and has in-depth understanding about the businesses of the Company. Having determined that he will continue to perform his duties as Outside Corporate Auditor in a proper manner, the Company requests an election of Mr. Ishimoto as Outside Corporate Auditor. He will have been in office of Outside Corporate Auditor for 12 years and 8 months as of the close of this Ordinary General Meeting of Shareholders.

4. Outline of descriptions of limited liability agreement
The Company has entered into a limited liability agreement for limiting liabilities for damages set forth in Article 423, Paragraph 1 of the Corporation Law with Mr. Ishimoto. The amount of his liability in accordance therewith shall be the minimum liability amount set forth in laws and regulations.
When the re-election of Mr. Ishikawa is approved, the Company will maintain the limited liability agreement with him.

<Candidate for Substitute Corporate Auditor>

No.	Name (Date of Birth)	Career summary, position and assignment of the Company (representation of other companies)		Number of shares of the Company held (Shares)
2	Norio Suzuki (May 9, 1944)	April 1968 May 1989 April 1997 January 1998 January 2005 April 2005	Entered Komatsu Ltd. Entered Memorex Telex Japan Ltd. (currently, Kanematsu Electronics Ltd.) Entered the Company, CFO of Asian Region Director of the Company Internal Corporate Auditor of the Company (to present) Director of Allied Telesyn International (Asia) Pte. Ltd. (to present)	3,000

Note: There is no material interest between the candidate and the Company.

Proposal No. 4: Issuance of the Stock Acquisition Rights as Stock Options

In accordance with the provisions of Articles 236, 238, and 239 of the Corporation Law, the Company requests that the Board of Directors of the Company be delegated the determination of the subscription requirements with respect to the Stock Acquisition Rights that the Company issues as Stock Options to employees, Directors, Corporate Auditors, and outside collaborators of the Company and its subsidiaries and affiliates in line with the information provided below.

The number of Directors is currently five (including one Outside Director) and the number of Corporate Auditors is four (including three Outside Corporate Auditors). If proposals No. 2 and No. 3 are approved as proposed, the number of Directors would be five (including one Outside Director), same as at present, and the number of Corporate Auditors would be three (including three Outside Corporate Auditors), one auditor less.

Remunerations, etc. set forth in Articles 361 and 387 of the Corporation Law is applied to grants of the Stock Acquisition Rights to Directors and Corporate Auditors of the Company. The Company obtained approval to the effect that the maximum amounts of remuneration were approved as 700 million yen or less per annum for Directors based on the resolution at the 16th Ordinary General Meeting of Shareholders held on March 26, 2003 and 30 million yen or less per annum for Corporate Auditors based on the resolution at the 17th Ordinary General Meeting of shareholders held on March 24, 2004. However, the Company also requests its shareholders to approve the matter to the effect that the Stock Acquisition Rights will be granted in a separate frame from the said remunerations, etc. for Directors and Corporate Auditors because the Stock Acquisition Rights will be issued as stock options.

1. Reason for issuing Stock Acquisition Rights with particularly favorable terms

The Stock Acquisition Rights are to be issued without charge to grant Stock Options to employees, Directors, Corporate Auditors, and outside collaborators of the Company and its subsidiaries and affiliates, in order to enhance their morale, their motivation to improve the business performance and enhance the corporate value of the Company, and their sense of participation in the management with the viewpoint as shareholders.

2. Issue price of the Stock Acquisition Rights

Without charge

3. Date of allotment of the Stock Acquisition Rights

Delegated to the Board of Directors

4. Contents of the Stock Acquisition Rights to be issued

(1) Type and number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights

Not exceeding 8,000,000 shares of common stock of the Company.

If the Company conducts a stock split or stock consolidation on its common stock, the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights will be adjusted according to the following formula. However, this adjustment shall be made only to the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights unexercised at the time of the stock split or stock consolidation. Any fraction of less than one (1) share resulting from the adjustment shall be rounded off.

Number of shares after adjustment = Number of shares before adjustment x Ratio of share split or share consolidation

In the case of any other unavoidable events which necessitate the adjustment of the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights in addition to the foregoing, the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights will be adjusted within the reasonable range.

(2) Total number of Stock Acquisition Rights to be issued

Not exceeding 80,000 units.

The number of shares per each Stock Acquisition Rights shall be 100. However, a similar adjustment shall be made if the adjustment of the number of shares set forth in Item (1) above is adopted.

(3) Value of property to be contributed upon the exercise of the Stock Acquisition rights

The subject matter to be contributed upon the exercise of the Stock Acquisition Rights shall be monetary, and its value shall be determined by multiplying the issue price per share to be paid upon the exercise of the Stock Acquisition Rights (hereinafter referred to as the "Exercise Price") by the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights.

The Exercise Price shall be the closing price for regular transactions of the Company's common stock on the Tokyo Stock Exchange on the date when the issuance of the Stock Acquisition Rights is to be resolved

(if there is no closing price on that date, the most recent closing price prior to the date shall apply).

In the event of a share split or a share consolidation of the Company's common stock after the issuance of the Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, with any fraction of less than one yen rounded up to the nearest yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of share split or share consolidation}}$$

When the Company issues new shares or disposes its treasury stock at a price lower than the market price, the Exercise Price shall be adjusted according to the following formula, with any fraction of less than one yen rounded up to the nearest yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of shares newly issued} \times \text{Amount to be paid per share}}{\text{Market price per share}}}{\text{Number of shares outstanding} + \text{Number of shares newly issued}}$$

The "Number of shares outstanding" in the above formula shall be the number calculated by deducting the number of shares of treasury stock of common stock held by the Company from the number of the Company's common stock issued. In the case of the disposal of the Company's treasury stock of common stock, the "Number of shares newly issued" shall be read as the "Number of shares of treasury stock disposed." In the case of any other unavoidable events which necessitate the adjustment of the Exercise Price in addition to the foregoing, the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights shall be adjusted within the reasonable range.

(4) Period for the exercise of the Stock Acquisition Rights

Period to be determined by the Board of Directors among the period from March 26, 2008 to March 25, 2018

(5) Exercise terms of the Stock Acquisition Rights

1) If Grantees quit the Company or its subsidiaries and affiliates or leave their positions as employees or as Directors or Corporate Auditors of the Company or its subsidiaries and affiliates, such Grantees may not exercise the Stock Acquisition Rights. This provision shall not apply, however, if the Board of Directors admits justifiable causes such that employees leave the office at the request of the Company, employees leave the office on reaching retirement age, or Directors or Corporate Auditors leave office due to the expiration of their terms of office.

2) The minimum unit of the Stock Acquisition Rights shall be one and shall not be excused dividedly.

3) Inheritance and other terms applicable to the exercise of the Stock Acquisition Right shall be as prescribed in the resolution of the Board of Directors on the subscription requirements with respect to the Stock Acquisition Rights and the "Stock Acquisition Rights Allocation Agreement" to be signed between the Company and the Grantees.

(6) The amounts of capital and capital reserve to be increased by the issuance of the shares upon the exercise of the Stock Acquisition Rights

1) The amount of capital to be increased by the issuance of shares upon the exercise of the Stock Acquisition Rights shall be half of the amount of the maximum limit of capital increase, as calculated in accordance with the provisions of Article 40, Paragraph 1 of the Corporate Accounting Rules, and any fraction less than one yen arising as a result of such calculation shall be rounded up to the nearest one yen.

2) The amount of capital reserve to be increased by the issuance of the shares upon the exercise of the Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, from the maximum limit of capital increase, as calculated from (6) 1) above.

(7) Restrictions on the acquisition of the Stock Acquisition Rights by way of transfer

The acquisition of the Stock Acquisition Rights by way of transfer shall require approval by a resolution of the Board of Directors. However, the Company shall be entitled to specify a provision to the effect that the Stock Acquisition Rights shall not be transferred in the "Stock Acquisition Rights Allocation Agreement" to be signed between the Company and the Grantees.

(8) Terms for the acquisition and cancellation of the Stock Acquisition Rights

1) If the Grantees do not comply with any of the terms for exercising the Stock Acquisition Rights stipulated in Item (5) above, the Company may acquire and cancel the Stock Acquisition Rights without charge.

2) If the General Meeting of Shareholders approves a proposed merger agreement whereby the Company ceases to exist, a proposed share exchange agreement whereby the Company becomes a wholly owned subsidiary, or a proposed share transfer plan (the Board of Directors of the Company resolves such proposal if the approval of the General Meeting of Shareholders is not necessary), the Company may acquire and cancel the Stock Acquisition Rights without charge.

3) If the Grantees express their intentions to disclaim or return all or a part of the Stock Acquisition Rights, the Company may acquire and cancel the Stock Acquisition Rights without charge.

(9) Procedures of the Stock Acquisition Rights upon the exercise of Corporate Realignment by the Company

If the Company conducts a merger (limited to cases where the Company ceases to exist by the merger), absorption-type company split, incorporation-type company split, share exchange, or share transfer (hereinafter collectively referred to as the "Corporate Realignment"), the Company shall grant to Grantees of the Stock Acquisition Rights remaining at the time of effectuation of Corporate Realignment (hereinafter referred to as the "Remaining Stock Acquisition Rights") the Stock Acquisition Rights of business corporation provided for Article 236, Paragraph 1, Item 8, from (a) to (e) of the Corporation Law (hereinafter referred to as the "Company Subject to Realignment") under the following terms, respectively. In this case, the Remaining Stock Acquisition Rights shall cease to exist and the Company Subject to Realignment shall newly issue the Stock Acquisition Rights. This shall only apply, however, if the grant of the Stock Acquisition Rights of the Company Subject to Realignment under the following terms has been provided in a merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement, or share transfer plan.

1) The number of the Stock Acquisition Rights of the Company Subject to Realignment to be granted

The number of Stock Acquisition Rights granted by the Company Subject to Realignment shall be the same as the number of Remaining Stock Acquisition Rights held by the Grantee.

2) Types of shares of the Company Subject to Realignment subject to the Stock Acquisition Rights

Common stock of the Company Subject to Realignment

3) The number of shares of the Company Subject to Realignment subject to the Stock Acquisition Rights

To be determined based on Item (1) above in consideration of the terms of the Corporate Realignment

4) Value of property to be contributed upon the exercise of the Stock Acquisition Rights

The value of property to be contributed upon the exercise of the Stock Acquisition Rights to be granted shall be the amount equal to the issue price to be paid after realignment to be obtained based on the adjustment of Exercise Price as provided for in Item (3) above multiplied by the number of shares of the Company Subject to Realignment subject to the Stock Acquisition Rights to be determined according to the (9) 3) above, in consideration of the terms of the Corporate Realignment.

5) Period for the exercise of the Stock Acquisition Rights

From the first date of the period for the exercise of the Stock Acquisition Rights as provided for in Item (4) above or the effective date of the Corporate Realignment, whichever is later, to the maturity date of the period for the exercise of the Stock Acquisition Rights provided for in Item (4) above.

6) The amount of capital and capital reserve to be increased by the issuance of the shares upon the exercise of the Stock Acquisition Rights

To be determined according to Item (6) above

7) Restrictions on the acquisition of the Stock Acquisition Rights by transfer

The acquisition of the Stock Acquisition Rights by transfer shall require approval by a resolution of the Board of Directors (or of the directors if the Company Subject to Realignment is not a company with board of directors) of the Company Subject to Realignment. However, the Company shall be entitled to specify a provision to the effect that the Stock Acquisition Rights shall not be transferred in the "Stock Acquisition Rights Allocation Agreement" to be signed between the Company Subject to Realignment and the Grantees.

8) Terms for the acquisition and cancellation of the Stock Acquisition Rights

To be determined according to Item (8) above

(10) Rounding of fractions arising out of the exercise of the Stock Acquisition Rights

Any fraction of less than one (1) share to be granted to Grantees shall be discarded.

(11) Other features of the Stock Acquisition Rights

Other features of the Stock Acquisition Rights shall be determined by the Board of Directors which determines the subscription requirements with respect to the Stock Acquisition Rights

Procedures for the Exercise of Voting Rights via the Internet

If you prefer to exercise your voting rights via the Internet, please accept the following conditions before exercising your rights.

1. Shareholders exercising their voting rights via the Internet can only do so via the website designated by the Company (shown below). They can also exercise their voting rights online by mobile phone.
   (Website URL for the exercise of voting rights) http.//www.webdk.net
2. If you are exercising your voting rights via the Internet, please enter the code and the password for the exercise of voting rights indicated on the Voting Rights Exercise Form attached herein and follow the instructions on the screen to register whether you approve or disapprove of each proposal.
3. If you intend to exercise your voting rights via the Internet, you must do so before 17:30 on Monday, March 24, 2008 (JST). Your earlier voting will be appreciated for our convenience of counting.
4. If you exercise your voting rights twice, once by mail and once via the Internet, we will treat your Internet vote as the valid exercise of your voting rights.
5. If you exercise your voting rights several times via the Internet, we will treat the most recent vote as the valid exercise of your voting rights.
6. Connection fees payable to the providers and communication expenses payable to telecommunication carriers (including telephone charges) when accessing the website for the exercise of voting rights will be borne by the shareholders.

System Environment for the Exercise of Voting Rights via the Internet

The following system environment is required for the use of the website to exercise voting rights.

1) Access to the Internet
2) If you are to exercise voting rights using your personal computer, Microsoft® Internet Explorer 5.5 SP2 (or above) or Netscape 6.2 (or above) must be installed as your browser. Any PC hardware capable of supporting these browsers will be adequate.
3) If you are to exercise voting rights via mobile phone, the device must be capable of 128bitSSL telecommunication (encrypted communication). (For security reasons, the Company website is only configured to support mobile telecommunications (encrypted communication). Consequently, certain devices cannot be used.)

(Microsoft® is a trademark of U.S. Microsoft Corporation in the U.S. and other countries. Netscape is a trademark of Netscape Communications Corporation in the U.S. and other countries.)

Inquiries about the Exercise of Voting Rights via the Internet

If you have any questions about the exercise of voting rights via the Internet, please call one of the following numbers.

Transfer Agent	The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department	
Direct Line	(Toll free) 0120-186-417 (accessible 24 hours within Japan)	
<Requests for various forms, including Change of Address Form>		(Toll free) 0120-175-417 (accessible 24 hours within Japan)
<Other inquiries>		(Toll free) 0120-176-417 (weekdays: 9:00-17:00 (JST) within Japan)

Financial Highlights

		December 2003	December 2004	December 2005	December 2006	December 2007
1. Consolidated financial highlights						
Net sales	(Millions of yen)	57,335	51,074	54,554	52,729	53,889
Ordinary income	(Millions of yen)	(713)	(3,232)	1,024	(3,345)	745
Net income	(Millions of yen)	(538)	(3,149)	(31)	(8,075)	44
Total shareholders' equity	(Millions of yen)	10,566	7,711	10,943	8,381	12,991
Total assets	(Millions of yen)	38,735	36,600	39,660	33,006	28,040
Shareholders' equity per share	(Yen)	1,354.94	97.37	128.14	76.16	81.23
Net income per share	(Yen)	(69.06)	(40.06)	(0.38)	(84.84)	0.30
Diluted net income per share	(Yen)	—	—	—	—	0.30
Equity ratio	(%)	27.3	21.1	27.6	25.2	45.4
Return on equity	(%)	—	—	—	—	0.4
Cash flows from operating activities	(Millions of yen)	826	(1,378)	(1,493)	1,942	5,415
Cash flows from investing activities	(Millions of yen)	(2,406)	(2,429)	(886)	(1,383)	(683)
Cash flows from financing activities	(Millions of yen)	354	2,439	2,475	(755)	(5,758)
Cash and cash equivalents at year-end	(Millions of yen)	4,833	3,565	3,775	2,985	2,662
2. Non-consolidated financial highlights						
Net sales	(Millions of yen)	27,131	14,667	6,596	7,192	6,872
Ordinary income	(Millions of yen)	900	(915)	556	(518)	(231)
Net income	(Millions of yen)	527	(4,254)	(60)	(8,428)	0
Common stock	(Millions of yen)	3,192	3,361	4,996	7,697	9,805
Total number of shares issued	(Thousands of shares)	7,798	79,239	86,596	109,410	156,826
Total shareholders' equity	(Millions of yen)	13,016	9,020	12,232	9,232	13,594
Total assets	(Millions of yen)	33,220	31,951	30,663	24,659	18,969
Shareholders' equity per share	(Yen)	1,669.06	113.91	142.99	84.20	85.31
Annual dividends per share [Interim dividends per share]	(Yen)	5.00 [—]	1.00 [—]	— [—]	— [—]	— [—]
Net income per share	(Yen)	67.68	(54.12)	(0.74)	(88.54)	0.00
Diluted net income per share	(Yen)	67.45	—	—	—	0.00
Equity ratio	(%)	39.2	28.2	39.9	37.3	70.5
Return on equity	(%)	4.1	—	—	—	0.0
Payout ratio	(%)	7.4	—	—	—	—

Notes: 1. The financial highlights are not presented in the original Notice of the Ordinary General Meeting of Shareholders in Japanese.

2. Moreover, some of the figures in this document have been prepared based on financial statements, and are not included in the original Notice of the Ordinary General Meeting of Shareholders in Japanese.

3. Figures have been prepared in accordance with the accounting principles generally accepted in Japan, which are different in certain respects from application and disclosure requirements of the International Financial Reporting Standards.

March 25, 2008

To All Shareholders

Takayoshi Oshima
Chairman and Representative Director
Allied Telesis Holdings K.K.
21-11, Nishi-Gotanda 7-chome,
Shinagawa-ku, Tokyo, Japan

NOTICE OF RESOLUTIONS OF THE 21st ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please be informed that the following reports were made and the following resolutions were adopted at the 21st Ordinary General Meeting of Shareholders of the Company held on March 25, 2008, as described below.

Matters reported:

1. Business Report and Consolidated Financial Statements for the 21st Fiscal Term (from January 1, 2007 to December 31, 2007) and results of audits by the Accounting Auditor and the Board of Corporate Auditors of the Consolidated Financial Statements
2. Non-Consolidated Financial Statements for the 21st Fiscal Term (from January 1, 2007 to December 31, 2007)

The particulars of the above 1 and 2 were reported.

Proposals resolved:

Proposal No.1: Partial Amendments to the Articles of Incorporation
The proposal was approved and adopted as proposed. The total number of authorized shares of the Company became 600,000,000 shares. The Company allowed to a provision to the effect that shareholders exercise procedure is stipulated in the share handling regulations.

Proposal No.2: Election of One Director
The proposal was approved and adopted as proposed. Mr. Iwao Ishikawa was elected as Director and assumed office.
Note that Mr. Iwao Ishikawa is an Outside Director.

Proposal No.3: Election of One Corporate Auditor and One Substitute Corporate Auditor

The proposal was approved and adopted as proposed. Mr. Kazuaki Ishimoto was re-elected as Corporate Auditor and assumed office. Mr. Kazuaki Ishimoto was Outside Corporate Auditor.

Mr. Norio Suzuki was elected as Substitute Corporate Auditor and assumed office.

Proposal No.4: Issuance of the Stock Acquisition Rights as Stock Options

The proposal was approved and adopted as proposed. The Company is allowed to issue the Stock Acquisition Rights to be granted as Stock Options to Directors, Executive Officers, Corporate Auditors, employees, and outside collaborators of the Company and its subsidiaries and affiliates in accordance with the provisions of Articles 236, 238, and 239 of the Corporation Law, provided that the shares to be issued or transferred upon exercise of the Stock Acquisition Rights are common stock of the Company and shall not exceed 8,000,000.

Remunerations, etc. set forth in Articles 361 and 387 of the Corporation Law is applied to grants of the Stock Option to Directors and Corporate Auditors of the Company.

However, the Stock Acquisition Rights allowed to granted in a separate frame from the said remuneration, etc that the maximum amounts of remunerations were approved as Directors based on the resolution at the 16th Ordinary General Meeting of Shareholders and the maximum amounts of remuneration were approved as Corporate Auditors based on the resolution at the 17th Ordinary General Meeting of shareholders.

FY2007
RECEIVED
2008 APR 18 A 9:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

有価証券報告書

（金融商品取引法第24条第１項に基づく報告書）

事業年度	自	平成19年１月１日
（第21期）	至	平成19年12月31日

アライドテレシスホールディングス株式会社

(E01867)

第21期（自平成19年１月１日　至平成19年12月31日）

有価証券報告書

1　本書は金融商品取引法第24条第１項に基づく有価証券報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成20年３月28日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した有価証券報告書の添付書類は含まれておりませんが、監査報告書は末尾に綴じ込んでおります。

アライドテレシスホールディングス株式会社

目　　　次

頁

第21期 有価証券報告書

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	金融商品取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成20年３月28日
【事業年度】	第21期（自　平成19年１月１日　至　平成19年12月31日）
【会社名】	アライドテレシスホールディングス株式会社
【英訳名】	ALLIED TELESIS HOLDINGS K.K.
【代表者の役職氏名】	代表取締役会長　　大　嶋　章　禎
【本店の所在の場所】	東京都品川区西五反田七丁目21番11号
【電話番号】	03(5437)6000
【事務連絡者氏名】	経理部長　　和　田　公　平
【最寄りの連絡場所】	東京都品川区西五反田七丁目21番11号
【電話番号】	03(5437)6000
【事務連絡者氏名】	経理部長　　和　田　公　平
【縦覧に供する場所】	株式会社　東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第17期	第18期	第19期	第20期	第21期
決算年月		平成15年12月	平成16年12月	平成17年12月	平成18年12月	平成19年12月
売上高	(千円)	57,335,767	51,074,538	54,554,893	52,729,748	53,899,698
経常利益又は経常損失（△）	(千円)	△713,017	△3,232,832	1,024,540	△3,345,025	745,534
当期純利益又は当期純損失（△）	(千円)	△538,547	△3,149,212	△31,328	△8,075,840	44,402
純資産額	(千円)	10,566,503	7,711,180	10,943,809	8,381,047	12,991,175
総資産額	(千円)	38,735,873	36,600,754	39,660,242	33,006,267	28,040,972
１株当たり純資産額	(円)	1,354.94	97.37	128.14	76.16	81.23
１株当たり当期純利益又は当期純損失（△）	(円)	△69.06	△40.06	△0.38	△84.84	0.30
潜在株式調整後１株当たり当期純利益	(円)	－	－	－	－	0.30
自己資本比率	(%)	27.3	21.1	27.6	25.2	45.4
自己資本利益率	(%)	－	－	－	－	0.4
株価収益率	(倍)	－	－	－	－	150
営業活動によるキャッシュ・フロー	(千円)	826,681	△1,378,290	△1,493,141	1,942,341	5,361,888
投資活動によるキャッシュ・フロー	(千円)	△2,406,950	△2,429,012	△886,110	△1,383,599	△683,767
財務活動によるキャッシュ・フロー	(千円)	354,250	2,439,144	2,475,131	△755,029	△5,704,526
現金及び現金同等物の期末残高	(千円)	4,833,138	3,565,605	3,775,449	2,985,583	2,662,364
従業員数	(名)	2,938 (336)	2,821 (270)	2,981 (280)	2,521 (149)	2,285 (77)

(注) 1　売上高には消費税等は含まれておりません。

2　潜在株式調整後１株当たり当期純利益については、第20期、第19期、第18期、第17期については当期純損失を計上しているため、記載しておりません。

3　第20期、第19期、第18期、第17期の連結経営指標等の自己資本利益率及び株価収益率は、当期純損失を計上しているため、記載しておりません。

4　従業員数は就業人員であり、（　）書きは臨時雇用者数であり、外書きにしております。

5　平成16年８月20日付で１株につき10株の割合をもって株式分割を行いました。第18期の１株当り当期純利益及び潜在株式調整後１株当たり当期純利益の算出につきましては、株式分割が期首に行われたものとして算出しております。

(2) 提出会社の経営指標等

回次		第17期	第18期	第19期	第20期	第21期
決算年月		平成15年12月	平成16年12月	平成17年12月	平成18年12月	平成19年12月
売上高及び営業収益	(千円)	27,131,661	14,667,610	6,596,149	7,192,760	6,872,332
経常利益又は 経常損失(△)	(千円)	900,708	△915,999	556,361	△518,144	△231,589
当期純利益又は 当期純損失(△)	(千円)	527,818	△4,254,574	△60,887	△8,428,665	415
資本金	(千円)	3,192,875	3,361,443	4,996,366	7,697,146	9,805,100
発行済株式総数	(株)	7,798,500	79,239,300	86,596,122	109,410,740	156,826,421
純資産額	(千円)	13,016,170	9,020,791	12,232,094	9,232,228	13,594,492
総資産額	(千円)	33,220,236	31,951,003	30,663,514	24,659,597	18,969,670
1株当たり純資産額	(円)	1,669.06	113.91	142.99	84.20	85.31
1株当たり配当額 (内、1株当たり中間配当額)	(円) (円)	5.00 (—)	1.00 (—)	— (—)	— (—)	— (—)
1株当たり当期純利益 又は当期純損失(△)	(円)	67.68	△54.12	△0.74	△88.54	0.00
潜在株式調整後 1株当たり当期純利益	(円)	67.45	—	—	—	0.00
自己資本比率	(%)	39.2	28.2	39.9	37.3	70.5
自己資本利益率	(%)	4.1	—	—	—	0.0
株価収益率	(倍)	27.3	—	—	—	—
配当性向	(%)	7.4	—	—	—	—
従業員数	(名)	753 (28)	33 (28)	107 (5)	97 (6)	72 (3)

(注) 1 売上高には消費税等は含まれておりません。

2 潜在株式調整後1株当たり当期純利益については、第20期、第19期、第18期については当期純損失を計上しているため、記載しておりません。

3 従業員数は就業人員であり、( ) 書きは臨時雇用者数であり、外書きにしております。

4 第20期、第19期、第18期の提出会社の経営指標等の自己資本利益率及び株価収益率は、当期純損失を計上しているため、記載しておりません。

5 平成16年8月20日付で1株につき10株の割合をもって株式分割を行いました。第18期の1株当り当期純利益及び潜在株式調整後1株当たり当期純利益の算出につきましては、株式分割が期首に行われたものとして算出しております。

6 第21期、第20期、第19期の1株当たりの配当額につきましては、無配としております。

2【沿革】

当社および当社グループの経緯は以下のとおりであります。

年月	概要
昭和62年３月	東京都品川区にシステム・プラス株式会社を資本金100万円をもって設立、ＬＡＮ製品の開発、販売を開始
昭和62年９月	アライドテレシス株式会社に商号変更
昭和62年10月	米国にAllied Telesyn International Corp.（現 Allied Telesis Inc.）を設立
平成２年１月	英国にAllied Telesyn International LTD.を設立
平成３年１月	ドイツ国にAllied Telesyn International GmbH（現 Allied Telesis International GmbH）を設立
平成３年２月	シンガポール国にAllied Telesyn International (Asia) Pte.Ltd.を設立
平成３年11月	フランス国にAllied Telesyn International France S.A.を設立
平成４年６月	カナダ国にAllied Telesyn International Canada Inc.（現 Allied Telesis Canada Inc.）を設立
平成６年２月	イタリア国にAllied Telesyn International Italia S.r.l.を設立
平成７年３月	オランダ国にAllied Telesyn International B.V.を設立
平成７年６月	オーストラリア国にAllied Telesyn International(Aust)Pte.Ltd.を設立
平成７年10月	香港にAllied Telesyn International(Hong Kong)Ltd.（現 Allied Telesis(Hong Kong)Ltd.）を設立
平成８年８月	神奈川県横浜市に株式会社コレガを設立
平成９年１月	額面変更のため東京都港区所在のアライドテレシス株式会社と合併
平成11年５月	英国にCentreCOM Systems Ltd.を設立し、Teltrnd社ネットワーク部門を買収
平成12年６月	大韓民国にAllied Telesyn Korea Co.,Ltd.を設立
平成12年７月	東京証券取引所市場第二部に上場
平成12年９月	東京都品川区のアライドテレシスエンジニアリング株式会社を設立
平成13年３月	フィリピン共和国にAllied Telesyn Philippines,Inc.（現 Allied Telesis Labs(Philippines) Inc.）を設立
平成13年３月	オーストリア国にAllied Telesyn International m.b.H（現 Allied Telesyn Vertriebsgesellschaft mbH）を設立
平成13年９月	中華人民共和国にAllied Telesis(Suzhou)Co.,Ltd.を設立
平成13年10月	米国にAllied Telesyn Networks,Inc.（現 Allied Telesis Labs Inc.）を設立
平成13年12月	東京都品川区にコレガホールディングス株式会社を設立
平成14年１月	スイス連邦にAllied Telesis International S.A.を設立
平成14年１月	台湾にcorega Taiwan Inc.を設立
平成14年１月	スイス連邦にCorega International S.A.を設立
平成14年２月	スペイン国にAllied Telesyn International S.L.U.（現 Allied Telesis International S.L.U）を設立
平成14年３月	アライドテレシスエンジニアリング株式会社をアライドテレシスネットワークス社に社名変更
平成14年10月	ニュージーランド国にAllied Telesyn Newzealand Ltd.を設立
平成16年１月	イタリア国にAllied Telesis Multimedia S.r.l.（現 Allied Telesis Labs S.r.l）を設立
平成16年７月	アライドテレシス株式会社をアライドテレシスホールディングス株式会社に社名変更し、純粋持株会社に移行
平成16年７月	同時に、新会社アライドテレシス株式会社、株式会社アライドテレシス開発センターを設立
平成16年７月	香港にAllied Telesyn Hong Kong Ltd.を設立
平成16年11月	香港にAllied Telesyn Asia Pacific Ltd.を設立
平成16年11月	中華人民共和国にAllied Telesis(Shenzhen)Ltd.を設立
平成16年12月	シンガポール国にAllied Telesyn South Asia Pte.Ltd.を設立
平成17年５月	米国にAllied Telesyn Capital Inc.（現 Allied Telesis Capital Inc.）を設立

3【事業の内容】

当社グループは、当社、子会社及び関連会社の計42社で構成されており、情報通信及びネットワーク関連製品の研究開発、製造及び販売を主な事業としております。

＜製品開発＞

地域の特性を活かし、日本、アメリカ、ニュージーランド、イタリアなどで行っております。また、開発案件により、各拠点単独又は共同で取り組むこととしております。

＜製品製造＞

製造コストが安価でかつインフラの整備されたシンガポール、中国で行っております。

＜製品販売＞

日本を始め、北米、ヨーロッパ、アジア、オセアニア等、世界各地に販売拠点を設けております。

〔事業の系統図〕

(平成19年12月31日現在)


顧　　客
海　外
国　内
製品・サービス
製品・サービス
販売・サービス会社
アライドテレシス㈱　(日本)
Allied Telesis Inc.　(アメリカ)
Allied Telesis Capital Inc.　(アメリカ)
Allied Telesis International S.A　(スイス)
Allied Telesis (China) Ltd.　(中国)
アライドテレシスネットワークス㈱　(日本)
コレガグループ
他
製品・サービス
製造・物流会社
Allied Telesis (Hong Kong) Ltd.　(香港)
Allied Telesyn International (Asia) Pte.Ltd.　(シンガポール)
Allied Telesis (Suzhou) Co.Ltd.　(中国)
Allied Telesis (Dongguan) Co.Ltd.　(中国)
製品・サービス
開発会社
㈱アライドテレシス開発センター　(日本)
Allied Telesis Labs Ltd.　(ニュージーランド)
Allied Telesis Labs Inc.　(アメリカ)
Allied Telesis Inc.　(アメリカ)
Allied Telesis Labs S.r.l.　(イタリア)
他
開発委託
アライドテレシスホールディングス株式会社（グループ全体の管理・統括）

(注)　連結子会社40社、持分法適用関連会社1社であります。

4【関係会社の状況】

名称	住所	資本金又は出資金（千円）	主要な事業の内容	議決権の所有(被所有)割合		関係内容
				所有割合(%)	被所有割合(%)	
(連結子会社) アライドテレシス株式会社	東京都品川区	1,987,000	ネットワーク製品の販売、保守	100.0	－	ネットワーク製品の販売、保守を担当。 役員の兼任等…有
株式会社アライドテレシス開発センター	東京都品川区	100,000	ネットワーク製品の開発	100.0	－	ネットワーク製品の開発を担当。 役員の兼任等…有
Allied Telesyn International(Asia)Pte.Ltd. ＊1	Singapore	千シンガポールドル 5,000	ネットワーク製品の製造、販売	100.0	－	ネットワーク製品の製造を担当。 役員の兼任等…無
Allied Telesyn International(Aust)Pte.Ltd.	St.Leonards Australia	千オーストラリアドル 100	ネットワーク製品の販売	100.0	－	Allied Telesyn International (Asia)Pte.Ltd.の子会社であり、オセアニア地域の販売を担当。 役員の兼任等…無
Allied Telesis (Suzhou) Co., Ltd.	江蘇省蘇州市 中国	千人民元 15,676	ネットワーク製品の製造	100.0	－	Allied Telesyn International (Asia)Pte.Ltd.の子会社であり、ネットワーク製品の開発、製造を担当。 役員の兼任等…有
Allied Telesyn Newzealand Limited.	New Zealand	千ニュージーランドドル 10	ネットワーク製品の販売	100.0	－	Allied Telesyn International (Asia)Pte.Ltd.の子会社であり、ネットワーク製品の販売を担当 役員の兼任等…有
Allied Telesyn Korea Co.,Ltd.	ソウル市 大韓民国	千ウォン 600,000	ネットワーク製品の販売	100.0	－	韓国での販売を担当。 役員の兼任等…有
Allied Telesis(China)Ltd.	北京市 中国	千米ドル 2,500	ネットワーク製品の販売	100.0	－	中国、東アジアでの販売を担当。 役員の兼任等…有
Allied Telesis (Hong Kong)Ltd.	香港	千香港ドル 100	ネットワーク製品の製造、物流統括	100.0	－	ネットワーク製品の販売を担当 役員の兼任等…有
Allied Telesis (Dongguan)Ltd.,	広東省東莞市 中国	香港ドル 1	ネットワーク製品の製造	100.0	－	Allied Telesis(Hong Kong)Ltd.の子会社であり、ネットワーク製品の開発、製造を担当。 役員の兼任等…有
Allied Telesis Labs Ltd. ＊1	Christchurch New Zealand	千ニュージーランドドル 5,280	ネットワーク製品の開発	100.0	－	ネットワーク製品の開発を担当。 役員の兼任等…有
Allied Telesis Labs Inc.	North Carolina U.S.A.	千米ドル 500	ネットワーク製品の開発	100.0	－	ネットワーク製品の開発を担当。 役員の兼任等…有
Allied Telesis Labs (Philippines) Inc.	Philippines	千フィリピンペソ 15,000	ソフトウェアの開発	100.0	－	ソフトウェアの開発を担当。 役員の兼任等…有
コレガホールディングス株式会社 ＊2	東京都品川区	100,000	ネットワーク製品の販売	100.0	－	役員の兼任等…有
株式会社コレガ ＊1,2	神奈川県 横浜市港北区	50,000	ネットワーク製品の販売	100.0	－	コレガホールディングス㈱の子会社「corega」という別ブランドで小売店等リテールマーケットへの販売を担当。 役員の兼任等…有
Corega of America Inc.	Washington U.S.A.	米ドル 300	ネットワーク製品の販売	100.0	－	コレガホールディングス㈱の子会社。米国での販売を担当。 役員の兼任等…有

名称	住所	資本金又は出資金（千円）	主要な事業の内容	議決権の所有（被所有）割合		関係内容
				所有割合（%）	被所有割合（%）	
（連結子会社） アライドテレシスネットワークス株式会社	東京都品川区	200,000	電気通信工事等の設計、監理及び施工	100.0	－	ネットワーク機器等に関する電気通信工事を担当。 役員の兼任等…有
Allied Telesis Inc. ＊1，2	Washington U.S.A.	千米ドル 19	ネットワーク製品の開発、販売	53.6	－	ネットワーク製品の開発、販売を担当。 役員の兼任等…有
Allied Telesis International S.A.	Switzerland	千スイスフラン 100	ネットワーク製品の販売	53.6	－	Allied Telesis Inc.の子会社。 役員の兼任等…有
Allied Telesyn Europe Sagl	Switzerland	千スイスフラン 20	ネットワーク製品の販売	53.6	－	Allied Telesis International S.A.の子会社。 役員の兼任等…無
Allied Telesyn International(Cayman)Ltd. ＊2	Cayman Islands	千米ドル 1	－	53.6	－	Allied Telesis International S.A.の子会社。 役員の兼任等…有
その他　19社	－	－	－	－	－	－

（注）1　＊1は特定子会社に該当しております。

2　＊2は債務超過会社であり、債務超過額は平成19年12月末日時点で下記のとおりとなっております。

コレガホールディングス株式会社	1,101,005千円
株式会社コレガ	1,180,484千円
Aliied Telesyn International(Cayman)Ltd.	3,710,413千円

5【従業員の状況】

(1) 連結会社の状況

(平成19年12月31日現在)

区分	従業員数（名）
情報通信・ネットワーク事業	2,285 (77)
合計	2,285 (77)

(注) 1　従業員数は前期に比べ236名減少しております。これは主に欧米地域の関係会社における事業再編にともなうものであります。

2　従業員数は就業員数であり、パート及び嘱託社員等は（　）内に年間の平均人員を外数で記載しております。

(2) 提出会社の状況

(平成19年12月31日現在)

従業員数（名）	平均年齢	平均勤続年数	平均年間給与（千円）
72 (3)	38.6歳	4年4ヶ月	7,395

(注) 1　従業員数は前期に比べ25名減少しております。これは当社の一部組織を当社連結子会社であるアライドテレシス株式会社に移管したことによるものであります。

2　従業員数は就業員数であり、パート及び嘱託社員等は（　）内に年間の平均人員を外数で記載しております。

3　平均年間給与は、平成19年1月1日から平成19年12月31日までの平均年間給与額であり、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

労働組合は結成されておりませんが、労使関係は良好であります。

第２【事業の状況】

１【業績等の概要】

(1) 業績

当社グループが属するネットワーク関連市場は、次世代通信ネットワーク（NGN：Next Generation Networks）の構築に向けた様々な動きが世界中で加速し、さらに商用サービスへの展開、無線ブロードバンド通信のWiMAXなど、グローバルにブロードバンド環境が変化してきております。しかしながら、市場での競争激化により事業再編や合従連衡の動きによって顧客動向が不透明さを増すとともに、景気後退懸念から通信事業者等の設備投資抑制が顕著になるなどの傾向が見られるようになりました。

このような環境の中、当社グループは、ネットワーク機器においては、市場のニーズに応え、価格、技術に優れた製品を開発・販売し、次世代高速ネットワーク製品群の充実を図ってまいりました。また、通期にわたり製品原価の低減、販売管理費の削減および開発投資の抑制に取り組んでまいりました。

以上の結果、当連結会計年度における連結売上高は538億99百万円（前期比2.2%増）となりました。

地域別に見ると、日本は、ネットワーク製品の端境期であったものの、主力製品であるスイッチ製品が、各種キャンペーン等を実施したことにより第４四半期には好調となったことから、売上高は前期を若干下回る268億47百万円（前期比5.3%減）となりました。欧米は、特に欧州でＩＰトリプルプレイ事業に加え、ネットワーク機器の需要も増加したことにより、売上高は233億55百万円（前期比8.5%増）となりました。アジア・オセアニアは、中国を中心に需要が増加傾向にあり、売上高は36億96百万円（前期比30.1%増）と順調に拡大いたしました。

利益面では製品原価の低減が順調に進んだこと、在庫の圧縮などにより売上総利益が向上いたしました。また、一昨年から推進している利益体質作りが実を結び、販売管理費が圧縮されたことから大幅な増益を達成するとともに、今後も継続した利益確保が可能な体制を整えました。

営業利益は、前期に比べ48億38百万円増加の14億53百万円（前期は33億85百万円の損失）となりました。

経常利益は、前期に比べ40億90百万円増加の７億45百万円（前期は33億45百万円の損失）となりました。当連結会計年度末の為替水準が期初に比べて円高に振れたことから、２億46百万円の為替差損などの営業外費用が発生しましたが、大幅な営業利益の増加がこれらを補いました。

当期純利益は、前期に比べ81億20百万円増加の44百万円（前期は80億75百万円の損失）となりました。当社の投資先企業を大手企業が買収したことによる同社株式の売却により、投資有価証券売却益など７億44百万円の特別利益を計上いたしました。一方で、リストラクチャリング実施による事業再編費や子会社における固定資産の減損など、８億34百万円の特別損失を計上いたしました。

当連結会計年度の業績は以下のとおりであります。

	当連結会計年度	前連結会計年度	前期比
連結売上高	538億99百万円	527億29百万円	2.2%増
うち日本	268億47百万円	283億63百万円	5.3%減
うち欧米	233億55百万円	215億25百万円	8.5%増
うちアジア・オセアニア	36億96百万円	28億40百万円	30.1%増
連結営業利益又は損失（△）	14億53百万円	△33億85百万円	－
連結経常利益又は損失（△）	7億45百万円	△33億45百万円	－
連結当期純利益又は純損失（△）	44百万円	△80億75百万円	－

(2) キャッシュ・フローの状況

当連結会計年度末における現金及び現金同等物（以下、「資金」という。）は前期末比３億23百万円減少の26億62百万円となりました。当連結会計年度における各キャッシュ・フローの状況とそれらの増減要因は、以下のとおりであります。

＜営業活動によるキャッシュ・フロー＞

当連結会計年度の営業活動によるキャッシュ・フローは53億61百万円の収入となりました。売上債権の増加や前連結会計年度に計上した、のれん償却額の減少等もありましたが、税金等調整前当期純利益の大幅増加や仕入債務の増加により、前期比34億19百万円の収入増となりました。

＜投資活動によるキャッシュ・フロー＞

当連結会計年度の投資活動によるキャッシュ・フローは６億83百万円の支出となりました。生産設備や開発・検査設備の取得による支出は微増となりましたが、投資有価証券の売却に伴う収入により前期比６億99百万円の支出減となりました。

＜財務活動によるキャッシュ・フロー＞

当連結会計年度の財務活動によるキャッシュ・フローは57億４百万円の支出となりました。長短借入金返済額の減少、前連結会計年度に計上した預け金の預入がなくなったこと、社債償還額の減少等による支出の減少を、預け金の払戻はあったものの、社債および株式発行による収入の減少が上回ったことにより、前期比49億49百万円の支出増となりました。

2【生産、受注及び販売の状況】

(1) 生産実績

当社グループ（当社及び連結子会社）における主要な生産は、製造コストが安価でインフラの整備されたシンガポール及び中国（江蘇省蘇州市・広東省東莞市）の自社工場で生産するほか、低価格製品を中心にインドネシアの工場へ生産委託しております。

なお、当グループにおける事業の種類別セグメントは区分欄に記載した情報通信・ネットワーク事業のみであります。

当連結会計年度における生産の実績を示すと次のとおりです。

区分	生産高（千円）	前年同期比（%）
情報通信・ネットワーク事業	18,329,924	△27.8

(注) 1　金額は、製造原価によっております。

2　金額には、消費税等は含まれておりません。

当連結会計年度における、委託生産に伴う仕入高および生産に伴う原材料・部品の仕入高の実績を示すと次のとおりです。

区分	仕入高（千円）	前年同期比（%）
情報通信・ネットワーク事業	24,133,535	39.3

(注) 1　金額は、仕入価額によっております。

2　金額には、消費税等は含まれておりません。

(2) 受注実績

当社の取扱品目は原則として全てが標準製品でありますので、個別受注生産は行わず、見込み生産を行っております。

(3) 販売実績

当連結会計年度における販売実績を示すと、次のとおりです。

区分	販売高（千円）	前年同期比（%）
情報通信・ネットワーク事業	53,899,698	2.2

(注) 1　輸出額の総額および販売実績に対する輸出額の割合ならびに輸出高の総額に対する主要な輸出先国又は地域別の輸出の割合については、総販売実績に対する輸出額の割合が10%未満のため記載を省略しております。

2　主要な相手先別の販売実績及び総販売実績に対する割合については、いずれの販売先についても当該割合が10%未満のため記載を省略しております。

3　金額には、消費税等は含まれておりません。

3【対処すべき課題】

ネットワーク関連市場は、今後も劇的な変化を遂げながら成長していくものと推測されますが、同時に競争も激化してまいります。当社グループは、「法人向けネットワーク機器」の開発・製造・販売の更なる拡充と、「ＩＰトリプルプレイ」が世界的に認められる本格的な成長期に入ったことを背景とし、中長期的に売上を増大させるとともに、製品原価の低減、事業及び人員の適切なリストラクチャリングの継続により、持続的な企業価値向上を図ってまいります。

(1) ネットワーク機器事業

当社グループは、創業以来、世界21カ国に広がる販売拠点と業界随一の幅広い製品ラインナップにより、世界でも有数のネットワーク機器総合メーカーとしての地位を築いてまいりました。常に機器メーカーとしての原点に立ち返り、お客様のニーズをいち早く取り入れた技術に優れた製品をタイミングよく開発・販売するとともに、適時キャンペーンによる主力製品の拡販に努め、シェア拡大を目指してまいります。さらに、サポート・サービスの充実と最適なＩＴシステム基盤構築を行うためのプロフェッショナルサービスなど、幅広い事業戦略で安定的な収益基盤を確保してまいります。

(2) ＩＰトリプルプレイ事業

① ＮＳＰ（ネットワーク・サービス・プロバイダー）

当社グループは、欧米にて拡大しているＩＰトリプルプレイ市場にいち早く対応し投資を継続しており、機器の開発からサポート・サービス、コンサルティングまでワンストップで提供可能な体制を整え、マーケットリーダーとしての地位の確立を目指しております。また、ＩＰＴＶ等新たなサービス需要に対しては、大手インテグレーターとの強力なパートナーシップを図り、営業力と商品力の両面の強化により事業の拡大を図ってまいります。

② ＩＰ－ＧＳＰ（ＩＰグローバル・サービス・プロバイダー）

当事業は、大学や米軍基地など限定されたエリアにおいて、インフラの敷設からＩＰ電話、ＩＰＴＶ、その他ネットワーク等、様々なサービスやコンテンツを提供する事業であり、機器メーカーとしての範疇を超え、ネットワーク構築からそれを利用したサービス提供まで、総合的に提供できる企業集団としての飛躍を目指しております。今後この事業の拡大により、グローバルに展開している企業へのビジネスゲートウェイとしての役割も担うことができ、サービスに応じた収入を得ることができるビジネスモデルのため、より安定した収益の確保につながる事業として体制を強化してまいります。

(3) 研究開発事業

ネットワーク関連市場は世界的に製品開発が激化しており、絶え間なく技術革新が進んでおります。当事業はネットワーク関連機器の総合メーカーとして更なる成長を遂げるとともに、企業価値を向上させるために欠かせない事業であり、今後も売上高の一定割合を研究開発に投資し、将来を見据えた企業活動を行ってまいります。

4【事業等のリスク】

当社グループの業績は、今後起こり得る様々な要因により大きな影響を受ける可能性があります。事業上のリスク要因となる可能性があると考えられる主な事項は以下のとおりです。

なお、文中における将来や想定に関する事項は、本資料作成日現在において当社グループが判断したものであります。

①政情に関するリスク

当社グループは中国及びシンガポールに生産拠点を有しております。これらの国において政治や法環境の変化や経済状況の変化などの予期せぬ事態が発生し生産活動に支障が出た場合には、当社グループの経営に影響を与える可能性があります。

②調達に関するリスク

当社グループの製品には多数の精密電子部品（ＩＣ、メモリー、光デバイス等）が使用されております。これらの部品の安定的な供給を受けるため、調達先との緊密な関係を保つとともに、絶えず新製品等に関する情報収集を行っております。しかしながら、これらの部品は世界的な需給バランスの影響を強く受ける傾向があります。特定の産業や地域からの需要増加や災害等による供給の減少等による需給バランスの急激な変化により、部品の調達に支障が出た場合には、当社グループの経営に影響を与える可能性があります。

③法規制に関するリスク

当社グループは世界21か国に拠点を有しております。各国の安全基準や環境基準等は様々であり、当社グループはこれらの基準や規制等に適合する製品の供給を行っております。これらの基準や規制等が改正され、製品の製造及び販売に支障が出た場合には、当社グループの経営に影響を与える可能性があります。

④品質に関するリスク

当社グループは出荷製品の品質管理の徹底を図っておりますが、これらのリスクを完全に排除することは困難であります。万一、品質に関連する事故等が発生した場合、その発生要因が当社グループに起因するものであるか否かを問わず、損害賠償責任を負うとともに社会的信用が失われることとなり、当社の経営に影響を与える可能性があります。

⑤為替に関するリスク

当社グループは世界21か国に拠点を有しており、連結売上高に占める海外の比率は40%～50%を推移しております。また、日本における当社グループの部品、製品等の仕入れは主にドル建にて決済しており、為替の影響を受け易くなっております。これらの為替変動リスクを軽減するため先物為替予約によるヘッジを行っておりますが、すべてのリスクを排除することは困難であり、急激な為替相場の変動が起きた場合には、当社の経営に影響を与える可能性があります。

⑥競合に関するリスク

当社グループが属するネットワーク関連市場は、市場価格の下落や製品サイクルの短縮化が顕著であります。当社グループは高付加価値製品の投入や新規技術投資等を行い、競争力の強化を図るとともにコスト削減に取り組んでおりますが、より一層の製品価格の下落や産業界のＩＴ投資動向が変化した場合には、当社グループの経営に影響を及ぼす可能性があります。

⑦災害等に関するリスク

当社グループは世界21か国に拠点を有しており、これらの地域で地震等の自然災害やテロ等が発生した場合には、各拠点の設備等が壊滅的な被害を被る可能性があります。この場合、各拠点の操業が中断するだけでなく、修復や代替設備等に関する巨額の費用を要することとなり、当社グループの経営に影響を与える可能性があります。

⑧特定人物への依存に関するリスク

当社グループの事業の推進者は当社代表取締役会長である大嶋章禎であります。大嶋章禎は、当社グループの最高経営責任者として、当社グループの経営戦略の決定や事業の遂行に大きな影響力を有しております。このような状況のもとで、大嶋章禎が何らかの理由により当社グループの業務を継続することが困難になった場合には、当社グループの経営に重大な影響を与える可能性があります。

5【経営上の重要な契約等】

該当事項はありません。

6【研究開発活動】

情報通信分野はNGN(Next Generation Network)や10ギガイーサネットなど、急速かつ激しい技術革新が続いており、また環境配慮型製品・RoHS指令対応製品への移行が求められています。

当社グループの研究開発活動においては、採用部品・生産工程を見直し既存製品の指令対応をほぼ終了いたしました。技術革新においてはIPv6 対応製品や10ギガイーサネット対応製品もインターオペラビリティ上の問題もほぼ解消され安定化してまいりました。商用通信サービスの基幹・バックーボーンのみならず、企業内通信の基幹への普及が見込まれます。

当社グループの研究開発活動においては、顧客ニーズに合致した製品を市場に投入していくことが競争力強化の重要な要素であると認識しており、当社グループが培った各製品カテゴリでの要素技術を結集した製品を市場に投入することが、さらなる差別化・付加価値につながると認識しております。その実現のために、研究開発活動に積極的に取り組んでおり、最新技術の調査研究のほか、「高性能」「高品質」「高い信頼性」かつ「コストパフォーマンス」に優れた製品を安定的に供給することを基本方針に製品開発を行っております。

こうした中、企業内通信にフォーカスし新製品の開発を進めてまいりました。また、開発の効率化・開発工程での品質作り込みを目指し、新ソフトウェアプラットフォームの開発も平行して進めてまいりました。

スイッチ分野では2007年末よりSwitchBlade x908とCenterCOM x900シリーズの市場投入を開始いたしました。本製品は、新ソフトウェアプラットフォームを採用しており、今後のスイッチ製品における共通プラットフォームとなります。この新ソフトウェアプラットフォームは新製品開発における期間・コスト削減に向け大きな役割を果たします。

ルータ分野では2007年初旬より新ソフトウェアプラットフォームを採用しており、開発投資をより有効に製品・機能へ反映可能となります。

当連結会計期間においては、RoHS指令対応製品へ定常的設計のためのEMSマネージメントの確立、新ソフトウェアプラットフォーム採用スイッチ、ルータなど基礎開発活動と市場投入、ギガイーサネットスイッチのラインアップや機能拡充など、企業内通信用途におけるニーズに応えてまいりました。

今後も「開発効率化」「開発期間の短縮化」「安定的な製品開発」を目的とした開発プロセス改革とソフトウェアプラットフォームのリエンジニアリングを進め、開発効率化による開発投資の効率化と「品質・機能・価格」バランスの追及に取り組んでまいります。

7【財政状態及び経営成績の分析】

(1) 重要な会計方針及び見積り

当社グループの連結財務諸表は、わが国において一般に公正妥当と認められている会計基準に基づき作成されています。海外の連結子会社は、各国の会計処理基準に準拠しております。連結財務諸表の作成にあたっては、連結会計年度末における資産、負債及び偶発債務ならびに連結会計年度における収益、費用に影響を与える見積りを行っておりますが、実際の結果と異なる場合があります。有形固定資産は取得原価により計上し、見積り耐用年数に基づき減価償却を行っております。自社利用ソフトウェアについては見込利用期間、販売用ソフトウェアについては見込有効期間に基づき償却を行っております。投資有価証券については時価又は実質価額が著しく下落した場合には、回復する見込があると認められる場合を除き減損処理をしております。

(2) 財政状態の分析

＜資産の部＞

当連結会計年度末の総資産は280億40百万円となり、前期比49億65百万円の減少となりました。

流動資産は234億11百万円となり、前期比38億62百万円の減少となりました。これは主に平成18年９月21日発行ユーロ円建て無担保転換社債型新株予約権付社債に係わるエスクロー契約による預け金20億円が減少したこと、たな卸資産の減少13億77百万円等によるものであります。固定資産は46億29百万円となり、前期比11億２百万円の減少となりました。これは主に投資有価証券の減少５億82百万円、有形固定資産の減少３億44百万円等によるものであります。

＜負債の部＞

当連結会計年度末の負債の合計額は150億49百万円となり、前期比95億75百万円の減少となりました。流動負債は、支払手形及び買掛金が10億51百万円減少、短期借入金が６億80百万円減少、１年以内返済予定長期借入金が21億66百万円減少するなど44億８百万円の減少となりました。固定負債は、社債が43億14百万円減少、長期借入金が８億58百万円減少するなど51億66百万円の減少となりました。

＜純資産の部＞

株主資本は新株予約権の行使により資本金および資本剰余金がそれぞれ21億７百万円増加したこと等により前期比42億60百万円の増加となる126億５百万円となりました。これにより自己資本比率は前期末比20.2ポイント上昇の45.4%となりました。株主資本以外の項目の変動としては、為替換算調整勘定が２億31百万円増加、新株予約権が２億３百万円増加したこと等により、当連結会計年度末の純資産合計額は46億10百万円の増加となる129億91百万円となりました。

(3) 経営成績の分析

当連結会計年度における売上高は538億99百万円（前年同期比2.2%増）、売上総利益は245億90百万円（前年同期比8.6%増）、販売費及び一般管理費は231億36百万円（前年同期比11.0%減）、営業利益14億53百万円、経常利益7億45百万円、当期純利益44百万円となりました。

＜売上高＞

当連結会計年度における売上高は538億99百万円（前連結会計年度527億29百万円に比べ11億69百万円増加）となりました。日本市場においては、ネットワーク製品需要の端境期であったものの、主力製品であるスイッチ製品が各種キャンペーン実施等により年後半に売上を伸ばした結果、売上高は268億47百万円（前連結会計年度283億63百万円に比べ15億16百万円減少/前年同期比94.7%）となりました。一方、欧米市場においては、特に欧州においてIPトリプル事業に加えてネットワーク機器の需要も増え、米国と合わせ、売上高233億55百万円（前連結会計年度215億25百万円に比べ18億30百万円増加/前年同期比108.5%）となりました。また、アジア・オセアニア市場においても、中国を中心に増加傾向にあり、売上高36億96百万円（前連結会計年度28億40百万円に比べ8億56百万円増加/前年同期比130.1%）となりました。

＜売上総利益＞
当連結会計年度における売上総利益は245億90百万円（前連結会計年度226億33百万円に比べ19億56百万円増加）となりました。これは、前年積極的に取り組んだ環境保全基準に準拠した生産体制構築のための一時的なコスト負担が減少したこと他、製品原価の低減が順調に進んだこと、また、利益率の高い製品売上が好調であったこと等によるものです。
＜販売費及び一般管理費＞
当連結会計年度における販売費及び一般管理費は231億36百万円（前連結会計年度260億19百万円に比べ28億83百万円減少）となりました。これは主に、人件費や外注費等18億64百万円の経費を圧縮したこと、また、IPトリプルプレイ事業への開発投資が一段落し、ネットワーク機器事業へウェイトを移したことにより、研究開発費を10億19百万円削減したこと等によります。
＜営業損益＞
当連結会計年度における営業利益は14億53百万円（前連結会計年度△33億85百万円に比べ48億39百万円増加）となりました。これは、上述のように、売上総利益の増加と販売費及び一般管理費の減少によるものです。
＜営業外損益、経常損益＞
当連結会計年度における経常利益は７億45百万円（前連結会計年度△33億45百万円に比べ40億90百万円増加）となりました。期初に比べ円高が進み、２億46百万円の為替差損等の営業外費用が発生しましたが、大幅な営業利益の増加がこれを補いました。
＜特別損益＞
当連結会計年度において、特別利益は投資有価証券売却益6億36百万円等、７億44百万円を計上し、特別損失は工具器具備品等固定資産の減損損失３億92百万円、事業再編費用１億47百万円等、８億34百万円を計上しております。
＜当期純損益＞
税金等調整前当期純利益は６億55百万円、税効果会計適用後の法人税等は６億10百万円（前連結会計年度32億19百万円に比べ26億８百万円減少）となり、当連結会計年度における当期純利益は44百万円（前連結会計年度△80億75百万円に比べ81億20百万円増加）となりました。

(4) キャッシュ・フローの分析
当連結会計年度末における現金及び現金同等物（以下、「資金」という。）は前期末比3億23百万円減少の26億62百万円となりました。当連結会計年度における各キャッシュ・フローの状況とそれらの増減要因は、以下のとおりであります。
＜営業活動によるキャッシュ・フロー＞
当連結会計年度の営業活動によるキャッシュ・フローは53億61百万円の収入となりました。売上債権の増加や前連結会計年度に計上した、のれん償却額の減少等もありましたが、税金等調整前当期純利益の大幅増加や仕入債務の増加により、前期比34億19百万円の収入増となりました。
＜投資活動によるキャッシュ・フロー＞
当連結会計年度の投資活動によるキャッシュ・フローは６億83百万円の支出となりました。生産設備や開発・検査設備の取得による支出は微増となりましたが、投資有価証券の売却に伴う収入により前期比６億99百万円の支出減となりました。
＜財務活動によるキャッシュ・フロー＞
当連結会計年度の財務活動によるキャッシュ・フローは57億４百万円の支出となりました。長短借入金返済額の減少、前連結会計年度に計上した預け金の預入がなくなったこと、社債償還額の減少等による支出の減少を、預け金の払戻はあったものの、社債および株式発行による収入の減少が上回ったことにより、前期比49億49百万円の支出増となりました。

第３【設備の状況】

１【設備投資等の概要】

(1) 重要な設備の新設等

当社グループ（提出会社及び連結子会社）では、新製品の開発、生産能力の向上、品質の向上及び販売の強化を目的として、設備の拡充、更新を進めております。当連結会計年度におきましては、スイッチ、ルーター、メディアコンバータなど需要が増加している製品の開発、生産ならびにネットワークインフラの整備の強化を重点として、９億28百万円の設備投資を行いました。研究開発用設備投資の主なものといたしましては、製品開発用機器に52百万円の投資を行いました。生産設備投資の主なものといたしましては、Allied Telesyn International (Asia) Pte. Ltd. の生産・検査設備に82百万円、中国広東省東莞市の生産・検査設備に76百万円の投資を行いました。この他、ネットワークインフラの整備を目的とした保守サービス用機器７億２百万円の投資を行いました。

(2) 主要な設備の除却等

該当事項はありません。

2【主要な設備の状況】

当社グループ（当社及び連結子会社）における主要な設備は以下のとおりであります。

(1) 提出会社

事業所名(所在地)	事業部門の名称	設備の内容	帳簿価額（千円）					従業員数(名)
			建物及び構築物	機械装置及び運搬具	土地(面積㎡)	工具器具及び備品	合計	
本社(東京都品川区)	グループ会社全体の管理・統括	その他設備	54,976	－	－	51,478	106,454	36
藤沢事業所(神奈川県藤沢市)	製造、物流	検査・配送設備	64,393	－	163,526 (404)	－	227,919	－
京都研究所(京都府京都市左京区)	開発	製品開発施設	229,855	－	186,518 (862)	902	417,276	－
社宅(神奈川県川崎市麻生区)	－	福利厚生施設	19,112	－	229,828 (307)	488	249,428	－

(2) 国内子会社

会社名	事業所名(所在地)	事業部門の名称	設備の内容	帳簿価額（千円）					従業員数(名)
				建物及び構築物	機械装置及び運搬具	土地(面積㎡)	工具器具及び備品	合計	
アライドテレシス㈱	本社(東京都品川区)	販売マーケティング	その他設備	6,178	－	－	213,744	219,922	314
	横浜カスタマー・センター(神奈川県横浜市港北区)	保守サポート	保守・事務備品	17,216	－	－	212,774	229,990	69

(3) 在外子会社

会社名	所在地	事業部門の名称	設備の内容	帳簿価額（千円）					従業員数(名)
				建物及び構築物	機械装置及び運搬具	土地(面積㎡)	工具器具及び備品	合計	
Allied Telesyn International (Asia)Pte.Ltd.	本社(シンガポール)	販売 製造、物流	生産設備	－	1,255	－	115,666	116,922	91
Allied Telesis (Dongguan)Co.,Ltd.	本社(中国)	販売 製造、物流	生産設備	－	64,850	－	152,173	217,024	666
Allied Telesis, Inc.	本社(米国)	販売、開発 マーケティング	製品開発設備 その他の設備	－	－	－	54,053	54,053	207
Allied Telesis Labs Ltd.	本社(ニュージーランド)	販売、開発	製品開発設備 その他の設備	482,155	67,444	143,098	23,042	715,741	129
Allied Telesis Labs Inc.	本社(米国)	開発	製品開発設備 その他の設備	－	－	－	20,740	20,740	62
Allied Telesis Labs S.r.l	本社(イタリア)	開発	製品開発設備 その他の設備	－	－	－	34,262	34,262	26
Allied Telesis Capital Corp.	本社(米国)	販売 マーケティング	その他の設備	－	713,901	－	－	713,901	3

（注）　主要な賃借及びリース設備として、以下のものがあります。

会社名	事業所名（所在地）	事業部門の名称	設備の内容	年間賃借料又はリース料（千円）	リース契約残高（千円）
提出会社	本社（東京都品川区）	グループ会社全体の管理・統括	事務所他	314,257	−
アライドテレシス㈱	本社（東京都品川区）	販売、開発、マーケティング	事務所他	427,394	126,626
	横浜カスタマー・センター（神奈川県横浜市港北区）	保守サポート	事務所	65,565	−
㈱アライドテレシス開発センター	本社（東京都品川区）	開発	事務所	47,453	−
Allied Telesis International Services Ltd.	本社（英国）	販売	事務所	14,813	−
Allied Telesyn Korea Co.,Ltd.	本社（韓国）	販売	事務所	17,831	−
Allied Telesis Labs (Philippines) Inc.	本社（フィリピン）	開発	事務所	19,630	−
Allied Telesyn Vertriebsgesellschaft mbH	本社（オーストリア）	販売	事務所	32,665	−
Allied Telesis International GmbH	本社（ドイツ）	販売	事務所	24,449	−
Allied Telesis International S.L.U	本社（スペイン）	販売	事務所	10,130	−
Allied Telesis Inc.	本社（米国）	販売、開発、マーケティング	事務所	157,355	−

3【設備の新設、除却等の計画】

平成19年12月31日現在における当社グループ（当社及び連結子会社）の重要な設備の新設、改修に係わる投資予定額は約47百万円であります。その所要資金は自己資金及び借入金にて充当する予定であります。

重要な設備の新設、除却等の計画は以下のとおりであります。

(1) 重要な設備の新設等

会社名	事業所名 (所在地)	事業部門の名称	設備の内容	投資予定額		資金調達方法	着手年月	完了予定年月	完成後の増加能力
				総額 (千円)	既支払額 (千円)				
Allied Telesis Labs Inc.	本社（米国）	開発	開発設備	16,524	－	自己資金及び借入金	平成20年１月	平成20年12月	－
アライドテレシス(株)	横浜カスタマー・センター (神奈川県横浜市港北区)	保守サポート	保守サポート設備	31,437	－	自己資金及び借入金	平成20年１月	平成20年12月	－

(2) 重要な設備の除却等

経常的な設備の更新のための除却等を除き、重要な設備の除却等の計画はありません。

第４【提出会社の状況】

１【株式等の状況】

（１）【株式の総数等】

①【株式の総数】

種類	発行可能株式総数（株）
普通株式	600,000,000
計	600,000,000

（注）　平成20年３月25日開催の定時株主総会において定款の一部変更が行われ、発行可能株式総数は同日より288,060,000株増加し、600,000,000株となっております。

②【発行済株式】

種類	事業年度末現在発行数(株)（平成19年12月31日）	提出日現在発行数(株)（平成20年３月28日）	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	156,826,421	156,826,421	東京証券取引所（市場第二部）	株主としての権利内容に制限のない、標準となる株式
計	156,826,421	159,826,421	－	－

（注）　提出日現在の発行数には、平成20年３月１日から有価証券報告書提出日までの新株予約権（旧商法第280条ノ19の規定に基づく新株引受権を含む）の権利行使により発行された株式数は含まれておりません。

（2）【新株予約権等の状況】

① 新株予約権

第１回新株予約権

株主総会の特別決議（平成14年６月７日）

	事業年度末現在 （平成19年12月31日）	提出日の前月末現在 （平成20年２月29日）
新株予約権の数	1,663個	1,658個
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	166,300株（注）１	165,800株
新株予約権の行使時の払込金額	409円（注）２	同左
新株予約権の行使期間	自　平成16年６月７日 至　平成24年６月６日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　409円 資本組入額　205円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第２回新株予約権

株主総会の特別決議（平成14年６月７日）

	事業年度末現在 （平成19年12月31日）	提出日の前月末現在 （平成20年２月29日）
新株予約権の数	425個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	42,500株（注）１	同左
新株予約権の行使時の払込金額	275円（注）２	同左
新株予約権の行使期間	自　平成16年６月７日 至　平成24年６月６日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　275円 資本組入額　138円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第３回新株予約権

株主総会の特別決議（平成15年３月26日）

	事業年度末現在 （平成19年12月31日）	提出日の前月末現在 （平成20年２月29日）
新株予約権の数	449個	439個
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	44,900株（注）１	43,900株
新株予約権の行使時の払込金額	235円（注）２	同左
新株予約権の行使期間	自　平成17年３月26日 至　平成25年３月25日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　235円 資本組入額　118円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第４回新株予約権

株主総会の特別決議（平成16年３月24日）

	事業年度末現在 （平成19年12月31日）	提出日の前月末現在 （平成20年２月29日）
新株予約権の数	806個	624個
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	806,000株（注）４	624,000株
新株予約権の行使時の払込金額	239円（注）５	同左
新株予約権の行使期間	自　平成17年３月24日 至　平成26年３月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　239円 資本組入額　120円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第５回新株予約権

株主総会の特別決議（平成16年３月24日）

	事業年度末現在 （平成19年12月31日）	提出日の前月末現在 （平成20年２月29日）
新株予約権の数	409個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	409,000株（注）４	同左
新株予約権の行使時の払込金額	170円（注）５	同左
新株予約権の行使期間	自　平成17年３月24日 至　平成26年３月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　170円 資本組入額　85円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第６回新株予約権

株主総会の特別決議（平成16年３月24日）

	事業年度末現在 （平成19年12月31日）	提出日の前月末現在 （平成20年２月29日）
新株予約権の数	506個	461個
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	506,000株（注）４	461,000株
新株予約権の行使時の払込金額	288円（注）５	同左
新株予約権の行使期間	自　平成17年３月24日 至　平成26年３月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　288円 資本組入額　144円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第７回新株予約権
株主総会の特別決議（平成16年３月24日）

	事業年度末現在（平成19年12月31日）	提出日の前月末現在（平成20年２月29日）
新株予約権の数	422個	362個
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	422,000株（注）４	362,000株
新株予約権の行使時の払込金額	336円（注）５	同左
新株予約権の行使期間	自　平成17年３月24日 至　平成26年３月23日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　336円 資本組入額　168円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第８回新株予約権
株主総会の特別決議（平成17年３月23日）

	事業年度末現在（平成19年12月31日）	提出日の前月末現在（平成20年２月29日）
新株予約権の数	5,000個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	500,000株（注）６	同左
新株予約権の行使時の払込金額	406円（注）５	同左
新株予約権の行使期間	自　平成18年３月23日 至　平成27年３月22日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　406円 資本組入額　203円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第11回新株予約権
株主総会の特別決議（平成17年３月23日）

	事業年度末現在（平成19年12月31日）	提出日の前月末現在（平成20年２月29日）
新株予約権の数	12,800個	12,300個
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	1,280,000株（注）６	1,230,000株
新株予約権の行使時の払込金額	573円（注）５	同左
新株予約権の行使期間	自　平成20年２月27日 至　平成27年３月22日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　573円 資本組入額　287円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第13回新株予約権
株主総会の特別決議（平成18年３月30日）

	事業年度末現在 （平成19年12月31日）	提出日の前月末現在 （平成20年２月29日）
新株予約権の数	4,200個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	420,000株（注）６	同左
新株予約権の行使時の払込金額	290円（注）５	同左
新株予約権の行使期間	自　平成20年６月８日 至　平成28年３月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　290円 資本組入額　145円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第15回新株予約権
株主総会の特別決議（平成19年３月28日）

	事業年度末現在 （平成19年12月31日）	提出日の前月末現在 （平成20年２月29日）
新株予約権の数	4,750個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	475,000株（注）６	同左
新株予約権の行使時の払込金額	63円（注）５	同左
新株予約権の行使期間	自　平成21年11月６日 至　平成29年３月28日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　63円 資本組入額　32円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

第16回新株予約権
株主総会の特別決議（平成19年３月28日）

	事業年度末現在 （平成19年12月31日）	提出日の前月末現在 （平成20年２月29日）
新株予約権の数	45,250個	同左
新株予約権のうち自己新株予約権の数	0個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	4,525,000株（注）６	同左
新株予約権の行使時の払込金額	63円（注）５	同左
新株予約権の行使期間	自　平成19年11月16日 至　平成29年３月28日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　63円 資本組入額　32円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する。	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

（注）1　新株予約権１個につき当社普通株式100株とする。
なお、当社が株式併合を行う場合、次の算式により目的となる株式の数を調整するものとする。ただし、かかる調整は、新株予約権のうち、当該時点で行使されていない新株予約権の目的となる株式についてのみ行われ、調整の結果生じる１株未満の端数については、これを切り捨てるものとする。

調整後株式数 ＝ 調整前株式数 × 併合の比率

2　株式併合を行う場合は、次の算式により払込金額を調整し、調整により生じる１円未満の端数は切り上げるものとする。

$$調整後払込金額 = 調整前払込金額 \times \frac{1}{併合の比率}$$

時価を下回る価額で新株式の発行又は自己株式の処分を行う場合は、次の算式により払込金額を調整し、調整により生じる１円未満の端数は切り上げるものとする。

$$調整後払込金額 = 調整前払込金額 \times \frac{既発行株式数 + \frac{新規発行株式数 \times 1株当たり払込金額}{1株当たり時価}}{既発行株式数 + 新規発行株式数}$$

3　①新株予約権の割当を受けた当社及び当社グループ会社の取締役、執行役員又は従業員は、権利行使時において、そのいずれの地位にも該当しなくなった場合は、権利行使ができないものとする。ただし、任期満了による退任、定年退職等、取締役会で正当な理由があると認められた場合は、その限りではない。
②新株予約権の譲渡、質入その他の処分は認めない。
③詳細な条件他については、会社と新株予約権者との間で締結する契約に定めるところによる。

4　新株予約権１個につき当社普通株式1,000株とする。
なお、当社が株式分割及び株式併合を行う場合、次の算式により目的となる株式の数を調整するものとする。ただし、かかる調整は、新株予約権のうち、当該時点で行使されていない新株予約権の目的となる株式についてのみ行われ、調整の結果生じる１株未満の端数については、これを切り捨てるものとする。

調整後株式数 ＝ 調整前株式数 × 分割・併合の比率

5　株式分割又は併合を行う場合は、次の算式により払込金額を調整し、調整により生じる１円未満の端数は切り上げるものとする。

$$調整後払込金額 = 調整前払込金額 \times \frac{1}{分割・併合の比率}$$

時価を下回る価額で新株式の発行又は自己株式の処分を行う場合は、次の算式により払込金額を調整し、調整により生じる１円未満の端数は切り上げるものとする。

$$調整後払込金額 = 調整前払込金額 \times \frac{既発行株式数 + \frac{新規発行株式数 \times 1株当たり払込金額}{1株当たり時価}}{既発行株式数 + 新規発行株式数}$$

6　新株予約権１個につき当社普通株式100株とする。
なお、当社が株式分割及び株式併合を行う場合、次の算式により目的となる株式の数を調整するものとする。ただし、かかる調整は、新株予約権のうち、当該時点で行使されていない新株予約権の目的となる株式についてのみ行われ、調整の結果生じる１株未満の端数については、これを切り捨てるものとする。

調整後株式数 ＝ 調整前株式数 × 分割・併合の比率

7　（注）２及び５に定める１株当たりの行使価額が調整された場合の資本組入額は、調整後の発行価格の２分の１とし、計算の結果１円未満の端数が生じた場合は、その端数を切り上げた額とする。

② 旧商法第280条ノ19第１項の規定に基づく新株引受権

株主総会の特別決議（平成10年１月８日）

	事業年度末現在 （平成19年12月31日）	提出日の前月末現在 （平成20年２月29日）
新株予約権の数	－	平成20年１月７日をもって行使期間満了により消滅いたしました。
新株予約権のうち自己新株予約権の数	－	
新株予約権の目的となる株式の種類	普通株式	
新株予約権の目的となる株式の数	8,000株	
新株予約権の行使時の払込金額	200円	
新株予約権の行使期間	自　平成12年１月８日 至　平成20年１月７日	
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　200円 資本組入額　100円	
新株予約権の行使の条件	（注）１	
新株予約権の譲渡に関する事項	（注）２	
代用払込みに関する事項	該当事項はありません。	
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。	

株主総会の特別決議（平成11年３月30日）

	事業年度末現在 （平成19年12月31日）	提出日の前月末現在 （平成20年２月29日）
新株予約権の数	－	－
新株予約権のうち自己新株予約権の数	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	27,000株	同左
新株予約権の行使時の払込金額	200円	同左
新株予約権の行使期間	自　平成13年３月30日 至　平成21年３月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　200円 資本組入額　100円	同左
新株予約権の行使の条件	（注）１	同左
新株予約権の譲渡に関する事項	（注）２	同左
代用払込みにに関する事項	該当事項はありません。	同左
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

株主総会の特別決議（平成11年12月20日）

	事業年度末現在 （平成19年12月31日）	提出日の前月末現在 （平成20年２月29日）
新株予約権の数	－	－
新株予約権のうち自己新株予約権の数	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	56,600株	同左
新株予約権の行使時の払込金額	310円	同左
新株予約権の行使期間	自　平成13年12月21日 至　平成21年12月20日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　310円 資本組入額　155円	同左
新株予約権の行使の条件	（注）１	同左
新株予約権の譲渡に関する事項	（注）２	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

株主総会の特別決議（平成12年３月29日）

	事業年度末現在 （平成19年12月31日）	提出日の前月末現在 （平成20年２月29日）
新株予約権の数	－	－
新株予約権のうち自己新株予約権の数	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	77,100株	同左
新株予約権の行使時の払込金額	400円	同左
新株予約権の行使期間	自　平成14年３月30日 至　平成22年３月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　400円 資本組入額　200円	同左
新株予約権の行使の条件	（注）１	同左
新株予約権の譲渡に関する事項	（注）２	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

株主総会の特別決議（平成14年３月27日）

	事業年度末現在 （平成19年12月31日）	提出日の前月末現在 （平成20年２月29日）
新株予約権の数	－	－
新株予約権のうち自己新株予約権の数	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	28,000株	同左
新株予約権の行使時の払込金額	421円	同左
新株予約権の行使期間	自　平成16年３月30日 至　平成24年３月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　421円 資本組入額　211円	同左
新株予約権の行使の条件	（注）３	同左
新株予約権の譲渡に関する事項	（注）２	同左
代用払込みに関する事項	該当事項はありません。	同左
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。	同左

（注）１　当社と対象取締役及び従業員との間で締結する「新株引受権付与に関する契約書」に定めるものとする。
２　新株引受権を第三者に譲渡することも、担保に提供することもできない。
３　当社と対象従業員との間で締結する「新株引受権付与に関する契約書」に定めるものとする。

（３）【ライツプランの内容】
該当事項はありません。

（４）【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（株）	発行済株式総数残高（株）	資本金増減額（千円）	資本金残高（千円）	資本準備金増減額（千円）	資本準備金残高（千円）
平成15年12月31日	－	7,798,500	－	3,192,875	－	5,292,515
平成16年12月31日（注）１	71,440,800	79,239,300	168,568	3,361,443	168,567	5,461,082
平成17年12月31日（注）２	6,356,822	85,596,122	1,634,923	4,996,366	1,665,825	7,126,908
平成18年12月31日（注）３	23,814,618	109,410,740	2,700,779	7,697,146	2,700,666	9,827,574
平成19年12月31日（注）４	47,415,681	156,826,421	2,107,954	9,805,100	2,107,954	11,935,528

（注）１　発行済株式総数増減数の内訳は以下のとおりであります。
①ストックオプションの行使による増加136,500株
②平成16年８月20日の株式分割（１株を10株に分割）による増加71,304,300株
２　発行済株式総数増減数の内訳は以下のとおりであります。
①ストックオプションの行使による増加495,400株
②ルート株式会社との株式交換に係る新株発行（ルート株式会社株式１株に対し当社株式119株を割当）による増加770,525株
③平成17年６月13日発行の第９回新株予約権（第三者割当）の行使による増加2,500,000株
④平成17年６月13日発行の第１回無担保転換社債型新株予約権付社債（第三者割当）に付された新株予約権の行使による増加2,590,897株
３　発行済株式総数増減数の内訳は以下のとおりであります。
①ストックオプションの行使による増加229,800株
②平成18年２月６日発行の第２回無担保転換社債型新株予約権付社債（第三者割当）に付された新株予約権の行使による増加2,388,088株
③平成18年６月19日発行の第12回新株予約権（第三者割当）の行使による増加10,000,000株
④平成18年９月21日発行の2010年満期ユーロ円建無担保転換社債型新株予約権付社債（第三者割当）に付された新株予約権の行使による増加11,196,810株
４　発行済株式総数増減数の内訳は以下のとおりであります。
①平成18年９月21日発行の2010年満期ユーロ円建無担保転換社債型新株予約権付社債（第三者割当）に付された新株予約権の行使による増加22,215,681株
②平成19年３月26日発行の第14回新株予約権（第三者割当）の行使による増加25,200,000株であります。

（５）【所有者別状況】

平成19年12月31日現在

区分	株式の状況（１単元の株式数100株）								単元未満株式の状況（株）
	政府及び地方公共団体	金融機関	金融商品取引業者	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	－	8	30	101	42	20	17,828	18,029	304
所有株式数（単元）	－	59,585	51,255	13,554	166,928	351,269	925,567	1,568,158	10,621
所有株式数の割合（％）	－	3.80	3.27	0.86	10.64	22.40	59.03	100.00	0.01

（注）１　上記「その他の法人」には、証券保管振替機構名義の株式が233単元含まれております。
２　上記「個人その他」には、自己名義の株式が555単元含まれております。
３　上記「単元未満株式の状況」には、自己名義の株式が84株含まれております。

（6）【大株主の状況】

平成19年12月31日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合(%)
大嶋章禎 （常任代理人　アライドテレシスホールディングス株式会社）	5602 L LAKEVIEW DRIVE KIRKLAND WA 98033 USA （東京都品川区西五反田７丁目21番11号）	35,060	22.36
オオシマ　ゼネラル　ホールディング　ＮＯ．１，ＬＬＣ （常任代理人　アライドテレシスホールディングス株式会社）	C/O ALLIED TELESIS, INTERNATIONAL CORP 19800 NORTH CREEK PKWY.#200 BOTHELL.WA 98011.USA （東京都品川区西五反田７丁目21番11号）	3,500	2.23
オオシマ　ゼネラル　ホールディング　ＮＯ．２，ＬＬＣ （常任代理人　アライドテレシスホールディングス株式会社）	C/O ALLIED TELESIS, INTERNATIONAL CORP 19800 NORTH CREEK PKWY.#200 BOTHELL.WA 98011.USA （東京都品川区西五反田７丁目21番11号）	3,500	2.23
オオシマ　ゼネラル　ホールディング　ＮＯ．３，ＬＬＣ （常任代理人　アライドテレシスホールディングス株式会社）	C/O ALLIED TELESIS, INTERNATIONAL CORP 19800 NORTH CREEK PKWY.#200 BOTHELL.WA 98011.USA （東京都品川区西五反田７丁目21番11号）	3,500	2.23
日本証券金融株式会社	東京都中央区日本橋茅場町１丁目２－10	2,568	1.64
シービーエヌワイ　デイエフエイ　インターナショナル　キャップ　バリュー　ポートフォリオ （常任代理人　シティバンク銀行株式会社）	1299 OCEAN AVENUE,11F,SANTA MONICA, CA 90401 USA （東京都品川区東品川２丁目３番14号）	1,340	0.86
ＳＢＩイー・トレード証券株式会社 自己融資口	東京都港区六本木１丁目６－１	1,334	0.85
株式会社りそな銀行	大阪府大阪市中央区備後町２丁目２－１	1,150	0.73
バークレイズ　バンク　ピーエルシー　バークレイズ　キャピタル　セキュリティーズ　エスビーエル／ピービーアカウント （常任代理人　スタンダード　チャータード銀行）	54 LOMBARD STREET LONDON EC3P 3AH, UNITED KINGDOM （東京都千代田区永田町２－11－１）	960	0.61
ビー・エヌ・ピー・パリバ・セキュリティーズ（ジャパン）リミテッド（ビー・エム・ピー・パリバ証券会社）	東京都千代田区丸の内１丁目９－１	923	0.59
計	－	53,835	34.33

（7）【議決権の状況】

①【発行済株式】

平成19年12月31日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	－	－	－
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	普通株式 55,500	－	－
完全議決権株式（その他）	普通株式 156,760,300	1,567,603	株主としての権利内容に制限のない、標準となる株式
単元未満株式	普通株式 10,621	－	－
発行済株式総数	156,826,421	－	－
総株主の議決権	－	1,567,603	－

（注）1　「完全議決権株式（その他）」の欄には、証券保管振替機構名義の株式が23,300株（議決権233個）含まれております。

2　「単元未満株式」の欄には、自己株式が84株含まれております。

②【自己株式等】

平成19年12月31日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
アライドテレシスホールディングス株式会社	東京都品川区西五反田七丁目21番11号	55,500	－	55,500	0.04
計	－	55,500	－	55,500	0.04

（8）【ストックオプション制度の内容】

当社は、ストックオプション制度を採用しております。

① 旧商法第280条ノ19第1項の規定に基づく新株引受権

決議年月日	平成10年1月8日
付与対象者の区分及び人数	当社取締役6名　当社従業員83名　（注）7
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	200,000株を上限とする。（取締役に対しては1人1,000株から10,000株までの範囲で上限を50,000株とし、使用人に対しては1人1,000株から5,000株までの範囲で上限を150,000株とする。）
新株予約権の行使時の払込金額	200円
新株予約権の行使期間	自　平成12年1月8日　至　平成20年1月7日
新株予約権の行使の条件	当社と対象取締役及び従業員との間で締結する「新株引受権付与に関する契約書」に定めるものとする。
新株予約権の譲渡に関する事項	新株引受権を第三者に譲渡することも、担保に提供することもできない。
代用払込みに関する事項	該当事項はありません。
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成11年3月30日
付与対象者の区分及び人数	当社取締役6名　当社従業員54名　（注）7
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	150,000株を上限とする。（取締役、使用人ともに1人1,000株から10,000株までの範囲）
新株予約権の行使時の払込金額	200円
新株予約権の行使期間	自　平成13年3月30日　至　平成21年3月29日
新株予約権の行使の条件	当社と対象取締役及び従業員との間で締結する「新株引受権付与に関する契約書」に定めるものとする。
新株予約権の譲渡に関する事項	新株引受権を第三者に譲渡することも、担保に提供することもできない。
代用払込みに関する事項	該当事項はありません。
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成11年12月20日
付与対象者の区分及び人数	当社取締役8名　当社従業員89名　（注）7
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	150,000株を上限とする。（取締役に対しては1人20,000株までの範囲、使用人に対しては1人10,000株までの範囲）
新株予約権の行使時の払込金額	310円
新株予約権の行使期間	自　平成13年12月21日　至　平成21年12月20日
新株予約権の行使の条件	当社と対象取締役及び従業員との間で締結する「新株引受権付与に関する契約書」に定めるものとする。
新株予約権の譲渡に関する事項	新株引受権を第三者に譲渡することも、担保に提供することもできない。
代用払込みに関する事項	該当事項はありません。
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成12年３月29日
付与対象者の区分及び人数	当社取締役15名　当社従業員150名　（注）７
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	200,000株を上限とする。（取締役に対しては１人100株から50,000株までの範囲、使用人に対しては１人100株から20,000株までの範囲）
新株予約権の行使時の払込金額	400円
新株予約権の行使期間	自　平成14年３月30日　至　平成22年３月29日　（注）５
新株予約権の行使の条件	当社と対象取締役及び従業員との間で締結する「新株引受権付与に関する契約書」に定めるものとする。
新株予約権の譲渡に関する事項	新株引受権を第三者に譲渡することも、担保に提供することもできない。
代用払込みに関する事項	該当事項はありません。
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成14年３月27日
付与対象者の区分及び人数	当社従業員５名　（注）７
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	64,000株（１人3,000株から25,000株までの範囲）
新株予約権の行使時の払込金額	421円
新株予約権の行使期間	自　平成16年３月30日　至　平成24年３月29日　（注）６
新株予約権の行使の条件	当社と対象従業員との間で締結する「新株引受権付与に関する契約書」に定めるものとする。
新株予約権の譲渡に関する事項	新株引受権を第三者に譲渡することも、担保に提供することもできない。
代用払込みに関する事項	該当事項はありません。
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。

（注）１　株式数の一部につき権利を行使することができる。

２　株式分割及び時価を下回る価額で新株を発行するときは、次の算出により価額を調整し、調整により生ずる１円未満の端数は切り上げる。

$$\text{調整後発行価格} = \text{調整前発行価格} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり支払金}}{\text{分割・新規発行前の株価}}}{\text{既発行株式数} + \text{分割・新規発行による増加株式数}}$$

３　次の場合にはその権利を喪失する。

①　禁固以上の刑に処された場合

②　就業規則により解雇された場合

③　理由の如何を問わず新株引受権を放棄した場合

④　取締役が辞任した場合及び従業員が退職した場合は、辞任日または退職日から３ヶ月経過した時に、取締役が退任した場合は、退任日から２年を経過した時に権利を喪失する。

４　死亡した場合は、その相続人が権利を相続する。

５　平成14年３月30日から平成15年３月29日までは、付与株式数の２分の１を行使でき、平成15年３月30日から平成16年３月29日までは付与株式数の４分の３を行使でき、平成16年３月30日からは付与株式数の全てを行使することができる。

６　平成16年３月30日から平成17年３月29日までは、付与株式数の２分の１を行使でき、平成17年３月30日から平成18年３月29日までは付与株式数の４分の３を行使でき、平成18年３月30日からは付与株式数の全てを行使することができる。

７　付与の対象者は、各株主総会終結時に当社に在任する取締役及び使用人であり、本店に備置する対象者名簿記載の者であります。ただし、平成11年12月20日株主総会決議については、平成11年12月１日時点において当社に在任する取締役及び使用人であり、本店に備置する対象者名簿記載の者が対象であります。

② 平成13年改正旧商法第280条ノ20及び商法第280条ノ21及び会社法第236条、第238条及び第239条の規定に基づく新株予約権

決議年月日	平成14年６月７日（発行日　平成14年７月24日）
付与対象者の区分及び人数	当社取締役４名　当社執行役員11名　当社従業員146名　当社グループ会社従業員22名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	269,300株　（注）１
新株予約権の行使時の払込金額	409円　（注）４
新株予約権の行使期間	自　平成16年６月７日　至　平成24年６月６日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成14年６月７日（発行日　平成15年４月28日）
付与対象者の区分及び人数	当社取締役１名　当社監査役１名　当社従業員15名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	65,600株　（注）１
新株予約権の行使時の払込金額	275円　（注）４
新株予約権の行使期間	自　平成16年６月７日　至　平成24年６月６日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成15年３月26日（発行日　平成15年８月25日）
付与対象者の区分及び人数	当社従業員20名　当社グループ会社従業員９名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	140,500株　（注）１
新株予約権の行使時の払込金額	235円　（注）４
新株予約権の行使期間	自　平成17年３月26日　至　平成25年３月25日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成16年３月24日（発行日　平成16年11月５日）
付与対象者の区分及び人数	当社従業員５名　当社監査役１名　当社グループ会社取締役１名　当社グループ会社執行役員５名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	1,800,000株　（注）３
新株予約権の行使時の払込金額	239円　（注）４
新株予約権の行使期間	自　平成17年３月24日　至　平成26年３月23日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成16年３月24日（発行日　平成16年12月14日）
付与対象者の区分及び人数	当社グループ会社取締役８名　当社グループ会社執行役員１名　当社グループ会社従業員16名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	1,065,000株　（注）３
新株予約権の行使時の払込金額	170円　（注）４
新株予約権の行使期間	自　平成17年３月24日　至　平成26年３月23日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成16年３月24日（発行日　平成17年２月23日）
付与対象者の区分及び人数	当社取締役１名　当社従業員１名　当社グループ会社取締役２名　当社グループ会社執行役員５名　当社グループ会社従業員28名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	815,000株　（注）３
新株予約権の行使時の払込金額	288円　（注）４
新株予約権の行使期間	自　平成17年３月24日　至　平成26年３月23日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成16年３月24日（発行日　平成17年３月18日）
付与対象者の区分及び人数	当社取締役２名　当社従業員３名　当社グループ会社取締役１名　当社グループ会社執行役員５名　当社グループ会社従業員35名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	830,000株　（注）３
新株予約権の行使時の払込金額	336円　（注）４
新株予約権の行使期間	自　平成17年３月24日　至　平成26年３月23日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成17年３月23日（発行日　平成17年３月31日）
付与対象者の区分及び人数	当社取締役２名　当社監査役１名　当社グループ会社取締役２名　当社グループ会社従業員２名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	500,000株　（注）３
新株予約権の行使時の払込金額	406円　（注）４
新株予約権の行使期間	自　平成18年３月23日　至　平成27年３月22日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成17年３月23日（発行日　平成18年２月27日）
付与対象者の区分及び人数	当社取締役１名　当社執行役員３名　当社従業員８名　当社グループ会社取締役１名　当社グループ会社執行役員３名　当社グループ会社従業員62名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	2,000,000株　（注）３
新株予約権の行使時の払込金額	573円　（注）４
新株予約権の行使期間	自　平成20年２月27日　至　平成27年３月22日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成18年３月30日（発行日　平成18年６月８日）
付与対象者の区分及び人数	当社取締役２名　当社執行役員２名　当社グループ会社取締役１名　当社グループ会社執行役員２名　当社グループ会社従業員６名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	770,000株　（注）３
新株予約権の行使時の払込金額	290円　（注）４
新株予約権の行使期間	自　平成20年６月８日　至　平成28年３月29日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編成行為に伴う新株予約権の交付に関する事項	該当事項はありません。

決議年月日	平成19年３月28日（発行日　平成19年11月16日）
付与対象者の区分及び人数	当社従業員４名　当社グループ会社取締役４名　当社グループ会社従業員４名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	475,000株　（注）３
新株予約権の行使時の払込金額	63円　（注）４
新株予約権の行使期間	自　平成21年11月６日　至　平成29年３月28日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編成行為に伴う新株予約権の交付に関する事項	（注）６

決議年月日	平成19年３月28日（発行日　平成19年11月16日）
付与対象者の区分及び人数	当社取締役５名　当社監査役１名　社外協力者１名
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	4,525,000株　（注）３
新株予約権の行使時の払込金額	63円（注）４
新株予約権の行使期間	自　平成19年11月16日　至　平成29年３月28日
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編成行為に伴う新株予約権の交付に関する事項	（注）６

決議年月日	平成20年３月25日
付与対象者の区分及び人数	当社及び当社関係会社の従業員、取締役、監査役及び社外協力者のうち当社取締役会が認めた者
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	8,000,000株を上限とする　（注）３
新株予約権の行使時の払込金額	（注）５
新株予約権の行使期間	平成20年３月26日から平成30年３月25日までの間で、当社取締役会において決定する期間
新株予約権の行使の条件	（注）２
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、取締役会の承認を要する
代用払込みに関する事項	該当事項はありません。
組織再編成行為に伴う新株予約権の交付に関する事項	（注）６

（注）１　当社が株式併合を行う場合、次の算式により目的となる株式の数を調整するものとする。ただし、かかる調整は、新株予約権のうち、当該時点で行使されていない新株予約権の目的となる株式についてのみ行われ、調整の結果生じる１株未満の端数については、これを切り捨てるものとする。

調整後株式数 ＝ 調整前株式数 × 併合の比率

２　①新株予約権の割当を受けた当社及び当社グループ会社の取締役、執行役員、従業員または監査役は、権利行使時において、そのいずれの地位にも該当しなくなった場合は、権利行使ができないものとする。ただし、任期満了による退任、定年退職等、取締役会で正当な理由があると認められた場合は、その限りではない。

②新株予約権の譲渡、質入その他の処分は認めない。

③詳細な条件他については、新株予約権者との間で締結する契約に定めるところによる。

３　当社が株式分割又は株式併合を行う場合、次の算式により目的となる株式の数を調整するものとする。ただし、かかる調整は、新株予約権のうち、当該時点で行使されていない新株予約権の目的となる株式についてのみ行われ、調整の結果生じる１株未満の端数については、これを切り捨てるものとする。

調整後株式数 ＝ 調整前株式数 × 分割・併合の比率

４　当社が株式分割又は株式併合を行う場合、効力発生の時をもって次の算式により払込金額を調整し、調整の結果により生ずる１円未満の端数は切り上げるものとする。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{1}{\text{分割・併合の比率}}$$

また、時価を下回る価額で新株式の発行又は自己株式の処分を行う場合は、次の算式により払込金額を調整し、調整により生じる１円未満の端数は切り上げるものとする。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{1株当たり時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

５　１株当たりの払込金額は、新株予約権の発行を取締役会において決議した日の東京証券取引所における当社普通株式の普通取引の終値（当日に終値がない場合は、それに先立つ直近の終値）とする。なお、当社が株式分割又は株式併合を行う場合は、次の算式により行使価額を調整し、調整の結果生じる１円未満の端数は切り上げるものとする。

$$\text{調整後行使価額} = \text{調整前行使金額} \times \frac{1}{\text{分割・併合の比率}}$$

また、時下を下回る価額で新株式の発行又は自己株式の処分を行う場合、次の算式により行使価額を調整し、調整の結果生じる１円未満の端数は切り上げるものとする。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

６　組織再編行為に伴い、組織再編行為に関する契約、計画書等に再編対象会社の新株予約権を交付する旨を定めた場合のみ、組織再編行為の効力発生時点において残存する新株予約権の新株予約権者に対し、会社法第236条第１項第８号イからホまでに掲げる株式会社の新株予約権を交付する。

2【自己株式の取得等の状況】

【株式の種類等】　会社法第155条第7項による普通株式

(1)【株主総会決議による取得の状況】

該当事項はありません。

(2)【取締役会決議による取得の状況】

該当事項はありません。

(3)【株主総会決議又は取締役会決議に基づかないものの内容】

会社法第155条第7項に基づく単元未満株式の買取請求による普通株式の取得

区分	株式数（株）	価額の総額（千円）
当事業年度における取得自己株式	1,500	156
当期間における取得自己株式	－	－

(注)　当期間における取得自己株式には、平成20年3月1日から有価証券報告書提出日までの単元未満株式の買取りによる株式数は含めておりません。

(4)【取得自己株式の処理状況及び保有状況】

区分	当事業年度		当期間	
	株式数（株）	処分価額の総額（千円）	株式数（株）	処分価額の総額（千円）
引き受ける者の募集を行った取得自己株式	－	－	－	－
消却の処分を行った取得自己株式	－	－	－	－
合併、株式交換、会社分割に係る移転を行った取得自己株式	－	－	－	－
その他	－	－	－	－
保有自己株式数	55,584	－	55,584	－

(注)　当期間における保有自己株式には、平成20年3月1日から有価証券報告書提出日までの単元未満株式の買取りによる株式数は含めておりません。

3【配当政策】

当社は、株主の皆様への利益還元を重要な経営課題の一つとして認識しております。配当につきましては、経営基盤の強化と財務体質の健全性ならびに業績を勘案し、安定的な配当を実施したいと考えております。

当社は、中間配当と期末配当の年２回の剰余金の配当を行うことができる旨を定款に定めております。当該配当の決定機関は、期末配当については株主総会、中間配当については取締役会であります。

当期は業績が回復してまいりましたが、引き続き経営基盤、財務体質の強化が必要であることから、当期の剰余金配当の実施は見送らせていただきます。

4【株価の推移】

（1）【最近５年間の事業年度別最高・最低株価】

回次	第17期	第18期	第19期	第20期	第21期
決算年月	平成15年12月	平成16年12月	平成17年12月	平成18年12月	平成19年12月
最高（円）	3,100	5,590 (921)	985	940	150
最低（円）	1,521	1,501 (160)	172	123	36

（注）１　最高・最低株価は、東京証券取引所市場第二部におけるものであります。
　　　２　（　）内は、株式分割による権利落後の株価であります。

（2）【最近６月間の月別最高・最低株価】

月別	平成19年７月	８月	９月	10月	11月	12月
最高（円）	80	68	64	68	71	50
最低（円）	60	41	36	52	41	40

（注）　最高・最低株価は、東京証券取引所市場第二部におけるものであります。

5【役員の状況】

役名	氏名	生年月日	略歴		任期	所有株式数（千株）
代表取締役会長	大嶋　章禎	昭和15年９月17日生	昭和62年３月 昭和62年９月 昭和62年10月 平成16年12月	当社代表取締役社長 当社代表取締役会長（現任） Allied Telesyn International Corp.（現Allied Telesis, Inc.）取締役会長兼CEO（現任） アライドテレシス株式会社代表取締役社長（現任）	(注)１	35,060
代表取締役副会長	小谷　淳	昭和８年２月25日生	平成５年５月 平成６年12月 平成９年11月 平成16年３月 平成17年７月	当社取締役 当社専務取締役 当社代表取締役副会長 当社代表取締役 当社代表取締役副会長（現任）	(注)１	610
代表取締役	杉原　智行	昭和37年５月15日生	平成11年３月 平成12年３月 平成14年３月 平成16年３月 平成16年７月	当社取締役 当社常務取締役 当社代表取締役社長 当社代表取締役（現任） 株式会社アライドテレシス開発センター代表取締役社長（現任）	(注)１	30
取締役	若菜　忠	昭和15年11月６日生	昭和44年３月 平成12年４月 平成17年３月 平成18年８月	工学博士 埼玉学園大学経営学部教授 当社取締役（現任） アライドテレシス株式会社代表取締役副社長（現任）	(注)１	―
取締役	石川　岩雄	昭和12年３月14日生	昭和48年６月 昭和61年10月 平成14年６月 平成15年５月 平成20年３月	監査法人サンワ事務所（現監査法人トーマツ）入所 サンワ・等松青木監査法人（現監査法人トーマツ）代表社員 日興アントファクトリー株式配会社社外監査役 株式会社セキチュー社外監査役（現任） 当社取締役（現任）	(注)２ (注)５	―
常勤監査役	小嶋　喜八郎	昭和15年６月12日生	平成７年６月 平成15年３月	日本テレマティーク株式会社代表取締役社長 当社監査役（現任）	(注)３ (注)６	―
監査役	石本　和昭	昭和31年５月９日生	平成７年７月 平成８年８月	当社監査役（現任） 石本和昭税理士事務所設立　所長（現任）	(注)４ (注)６	―
監査役	青木　成夫	昭和16年３月22日生	平成７年７月 平成19年３月	三菱油化株式会社（現三菱化学株式会社）国際開発部長 当社監査役（現任）	(注)３ (注)６	―
計						35,700

（注）１　任期は平成18年12月期に係る定時株主総会終結の時から平成20年12月期に係る定時株主総会終結の時までであります。

２　任期は平成19年12月期に係る定時株主総会終結の時から平成20年12月期に係る定時株主総会終結の時までであります。

３　任期は平成18年12月期に係る定時株主総会終結の時から平成22年12月期に係る定時株主総会終結の時までであります。

４　任期は平成19年12月期に係る定時株主総会終結の時から平成23年12月期に係る定時株主総会終結の時までであります。

５　取締役石川岩雄氏は社外取締役であります。

６　監査役小嶋喜八郎氏、石本和昭氏及び青木成夫氏は社外監査役であります。

７　当社は、法令に定める監査役の員数を欠くこととなる場合に備え、会社法第329条第２項に定める補欠監査役１名を選任しております。補欠監査役の略歴は次のとおりであります。

氏名	生年月日	略歴		所有株式数（千株）
鈴木　徳雄	昭和19年12月24日生	昭和43年４月 平成元年５月 平成９年４月 平成10年１月 平成17年１月 平成17年４月	株式会社小松製作所入社 メモレックス・テレックス株式会社（現兼松エレクトロニクス株式会社）入社 当社入社、アジア地域ＣＦＯ 当社取締役 当社内部監査人（現任） Allied Telesyn International(Asia)Pte.Ltd.取締役（現任）	3

6【コーポレート・ガバナンスの状況】

1．コーポレート・ガバナンスに関する基本的な考え方

当社グループは、経営の健全性、透明性及び効率性を確保し、継続的に企業価値を高めていくことがコーポレート・ガバナンスの基本であり、経営の最重要課題の一つであると認識しています。

2．会社機関の内容

(1) 取締役・取締役会

当社では、経営の意思決定を合理的かつ効率的に行うため、当社グループの事業に精通した人材を取締役に登用することを基本としておりますが、経営の透明性、公平性を確保するためには、外部から経営活動を監督し、問題提起や経営環境の変化への対応策などについて意見をいただくことも重要であると考え、社外取締役も招聘しております。現在の取締役は５名、うち１名が社外取締役であります。

当社取締役会は、毎月１回の定例開催のほか必要に応じて機動的に開催し、十分な情報交換と議論を尽くし、各取締役の認識の共通化を図ったうえで意思決定を行っております。また、グループ各社からは定期的に経営状況の報告を受け、経営方針についてグループ全体の意思統一を図るため適切に討議、決定しております。

なお、当社及び当社グループの一部では執行役員制度を導入しており、意思決定及び監督機能と業務執行機能を分離することにより、取締役及び取締役会がより的確に業務執行の監督ができる体制にしております。

(2) 監査役・監査役会

当社は監査役会制度を採用しており、各監査役は監査役会で策定された監査方針に基づき、取締役会をはじめとする重要な会議に出席して意見を述べるほか、取締役等から営業の報告の聴取、重要な決議書類等の閲覧、業務及び財産の状況の調査等により厳正な監査を実施しております。また、監査役会は毎月１回の定例開催のほか必要に応じて機動的に開催し、監査役相互の十分な情報交換及び意思の疎通を図り、適切な監査につなげております。現在の監査役は３名、全員が社外監査役であります。なお、法令に定める監査役の員数を欠くこととなる場合に備え、補欠監査役１名を選任しております。

3．内部統制システムの整備状況

会社は、平成18年５月31日開催の取締役会において、内部統制システム構築の基本方針を下記のとおり決議しております。

(1) 取締役および使用人の職務執行が法令および定款に適合することを確保するための体制

「企業倫理規程」等のコンプライアンス体制にかかる規程を、全役職員が法令、定款および社会規範を遵守した行動を取るための行動規範とする。本件所管部署は総務部とし、同部を中心に役職員への教育等を行い、その徹底を図る。内部監査人は、総務部と連携し、コンプライアンスの状況を監査し、定期的に取締役会および監査役会に報告するものとする。また、法令上疑義ある行為等については、使用人が直接に情報提供を行う手段としてホットラインを設置・運営する。

(2) 取締役の職務の執行にかかる情報の保存および管理に関する体制

「文書管理規程」に従い、取締役および執行役員（以下、「役員」という。）の職務執行にかかる情報を文書または電磁的媒体（以下、「文書等」という。）に記録し、保存する。役員および監査役は文書管理規程により、常時、これらの文書等を閲覧できるものとする。

(3) 損失の危険の管理に関する規程その他の体制

品質、コンプライアンス、情報セキュリティ、災害、輸出入管理等にかかるリスクについては、それぞれの担当部署において諸規則の策定、研修の実施等を行うものとし、組織横断的なリスク状況の監視および全社的対応は総務部が行うものとする。新たに生じた重大なリスクについては、取締役会においてすみやかに対応責任者となる役員を定め、対応にあたるものとする。

(4) 取締役の職務の執行が効率的に行われることを確保するための体制

取締役会は、全役職員が共有する全社的な目標を定め、業務担当役員は、その目標達成のために、各部門の具体的目標および「職務権限規程」に基づく効率的な目標達成のための方法を定める。業務担当役員は、その進捗状況を定期的に取締役会に報告し、取締役会は、その内容を検討の上、改善を促すものとする。

(5) 当社および子会社から成る企業集団における業務の適正を確保するための体制

グループのセグメント別の事業に関して責任を負う役員を任命し、法令順守体制およびリスク管理体制を構築する権限と責任を与えるものとする。これには、ＣＥＯがグループ各社の取締役に対し、取締役の職務の執行にかかる情報の保存および管理に関する体制の整備について指導することを含む。総務部は、これらを横断的に推進し、管理する。

(6) 監査役がその職務を補助すべき使用人を置くことを求めた場合における当該使用人に関する事項およびその使用人の取締役からの独立性に関する事項

監査役の職務を補助すべき使用人は置かないものとする。ただし、監査役は必要に応じて総務部長の了承を得た上で、総務部所属の使用人に対し監査業務に必要な事項を命令することができるものとし、その使用人は、その命令に関して役員および総務部長の指揮命令を受けないものとする。

(7) 取締役および使用人が監査役に報告をするための体制その他の監査役への報告に関する体制

取締役および使用人は、監査役に対して、法令に定める事項（会社法第357条）に加え、全社的に重大な影響を及ぼす事項、内部監査の実施状況、コンプライアンス・ホットラインによる通報状況をすみやかに報告する。報告の方法は、取締役と監査役との協議により決定する。

(8) その他監査役の監査が実効的に行われることを確保するための体制

監査役と代表取締役、業務担当役員等との間の定期的な意見交換会を設定する。また、監査役は、必要に応じて会計監査人から説明を受けるとともに、情報の交換を行うなど連携を図っていくものとする。

4．会計監査の状況

当社は監査法人トーマツを会計監査人に選任しており、定期的な監査のほか、適宜相談し会計処理の正確性、透明性の向上に努めております。

また、同監査法人に対しては「会社法」に基づく監査も依頼しております。

当連結会計年度において業務を執行した公認会計士は以下のとおりであります。

業務を執行した公認会計士の氏名	継続監査年数
指定社員　業務執行社員　　井上　隆司	２年
指定社員　業務執行社員　　板垣　雄士	６年

会計監査業務に係る補助者は、公認会計士８名、会計士補６名、その他６名であります。

なお、同監査法人及び当社監査業務に従事する同監査法人の業務執行社員と当社の間には、特別な利害関係はありません。

5．役員報酬および監査報酬の内容

当事業年度における当社の取締役及び監査役に対する役員報酬及び監査報酬は以下のとおりであります。

役員報酬

区分	支給人員	支給額
取締役	５名	275百万円
（うち社外取締役）	（１名）	(14百万円)
監査役	４名	24百万円
（うち社外監査役）	（３名）	(22百万円)
合計	９名	300百万円

(注)1. 平成15年３月26日開催の第16回定時株主総会決議により、取締役の報酬限度額は年額７億円であります。

2. 平成16年３月24日開催の第17回定時株主総会決議により、監査役の報酬限度額は年額３千万円であります。

3. 支給額には、当事業年度において費用計上したストックオプションによる報酬額137百万円（取締役５名に対し129百万円、監査役１名に対し７百万円）が含まれております。

4. 役員賞与金は支給されておりません。

監査報酬

公認会計士法（昭和23年法律第103号）第２条第１項に規定する業務に基づく報酬の額	36百万円
上記以外の報酬の額	－
合計	36百万円

6．責任限定契約の内容

当社は、社外取締役及び社外監査役との間で、会社法第423条第１項の損害賠償責任を限定する契約を締結しており、当該契約に基づく賠償の限度額は法令が定める最低責任限度額であります。

また、当社は定款において会計監査人との間で、会社法第423条第１項の損害賠償責任を限定する契約を締結することができる旨を定めておりますが、現時点では締結しておりません。

7．取締役の定数

当社は定款において、取締役の定数を５名以内と定めております。

8．取締役選解任の決議要件

当社は、取締役の選任決議について、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う旨を定款に定めております。

また、解任決議について、議決権を行使することができる株主の議決権の過半数を有する株主が出席し、その議決権の３分の２以上をもって行う旨を定款に定めております。

9．株主総会決議事項を取締役会で決議することができるとした事項

(1) 自己株式の取得

当社は、会社法第165条第２項の規定により、取締役会の決議によって、自己株式の取得を行うことができる旨を定款に定めております。これは、経営環境の変化に対応した機動的な資本政策の遂行を可能とするため、市場取引等により、当社の株式を取得することを目的としております。

(2) 取締役及び監査役の責任免除

当社は、会社法第426条第１項の規定により、取締役会の決議によって、取締役（取締役であった者を含む。）及び監査役（監査役であった者を含む。）の会社法第423条第１項の賠償責任について、法令に定める要件に該当する場合には、賠償責任額から法令に定める最低責任限度額を控除して得た額を限度として免除することができる旨を定款に定めております。これは、取締役及び監査役が職務を遂行するにあたり、その能力を十分に発揮し、期待される役割を果たしてもらうための環境整備を目的としております。

10．株主総会の特別決議要件

当社は、会社法第309条第２項に定める株主総会の特別決議要件について、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上をもって行う旨を定款に定めております。これは、株主総会における特別決議の定足数を緩和することにより、株主総会の円滑な運営を行うことを目的としております。

第５【経理の状況】

１　連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成しております。

なお、前連結会計年度（平成18年１月１日から平成18年12月31日まで）は、改正前の連結財務諸表規則に基づき、当連結会計年度（平成19年１月１日から平成19年12月31日まで）は、改正後の連結財務諸表規則に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成しております。

なお、前事業年度（平成18年１月１日から平成18年12月31日まで）は、改正前の財務諸表等規則に基づき、当事業年度（平成19年１月１日から平成19年12月31日まで）は、改正後の財務諸表等規則に基づいて作成しております。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度（平成18年１月１日から平成18年12月31日まで）及び前事業年度（平成18年１月１日から平成18年12月31日まで）ならびに金融商品取引法第193条の２第１項の規定に基づき、当連結会計年度（平成19年１月１日から平成19年12月31日まで）及び当事業年度（平成19年１月１日から平成19年12月31日まで）の連結財務諸表及び財務諸表について、監査法人トーマツにより監査を受けております。

1 【連結財務諸表等】

（1）【連結財務諸表】

①【連結貸借対照表】

区分	注記番号	前連結会計年度（平成18年12月31日）			当連結会計年度（平成19年12月31日）		
		金額（千円）		構成比（%）	金額（千円）		構成比（%）
（資産の部）							
Ⅰ　流動資産							
1　現金及び預金	※2		3,497,514			3,238,593	
2　受取手形及び売掛金	※1,2		11,062,391			11,795,717	
3　有価証券	※2		125,875			115,008	
4　たな卸資産	※2		8,993,982			7,616,502	
5　預け金	※4		2,000,000			―	
6　その他	※2		2,267,641			1,476,386	
貸倒引当金			△672,642			△830,370	
流動資産合計			27,274,763	82.6		23,411,838	83.5
Ⅱ　固定資産							
1　有形固定資産							
(1) 建物及び構築物	※2	1,729,898			1,698,556		
減価償却累計額		712,818	1,017,079		790,097	908,459	
(2) 機械装置及び運搬具	※2	1,122,516			1,702,013		
減価償却累計額		870,759	251,757		852,219	849,794	
(3) 工具器具及び備品	※2	7,016,849			5,325,335		
減価償却累計額		5,245,493	1,771,356		4,356,452	968,883	
(4) 土地	※2		716,157			722,971	
(5) 建設仮勘定	※2		46,303			7,678	
有形固定資産合計			3,802,654	11.5		3,457,786	12.3
2　無形固定資産							
(1) その他	※2		466,419			313,413	
無形固定資産合計			466,419	1.4		313,413	1.1
3　投資その他の資産							
(1) 投資有価証券			650,555			68,206	
(2) 長期前払費用			40,344			40,610	
(3) その他	※2		783,913			749,117	
貸倒引当金			△12,383			―	
投資その他の資産合計			1,462,430	4.5		857,934	3.1
固定資産合計			5,731,504	17.4		4,629,134	16.5
資産合計			33,006,267	100.0		28,040,972	100.0

区分	注記番号	前連結会計年度（平成18年12月31日）			当連結会計年度（平成19年12月31日）		
		金額（千円）		構成比（%）	金額（千円）		構成比（%）
（負債の部）							
Ⅰ　流動負債							
1　支払手形及び買掛金	※1		5,855,241			4,803,272	
2　短期借入金	※2,3		4,351,281			3,671,140	
3　一年以内返済予定長期借入金	※2,3		3,247,295			1,081,178	
4　一年以内償還予定社債			268,000			264,000	
5　未払費用			2,106,219			1,727,015	
6　未払法人税等			126,641			410,021	
7　繰延税金負債			34,310			—	
8　賞与引当金			248,306			194,625	
9　その他			2,062,921			1,740,097	
流動負債合計			18,300,216	55.4		13,891,350	49.6
Ⅱ　固定負債							
1　社債	※4		4,314,000			—	
2　長期借入金	※2		1,326,178			467,460	
3　繰延税金負債			34,013			9,786	
4　退職給付引当金			605,444			612,244	
5　その他			45,368			68,955	
固定負債合計			6,325,004	19.2		1,158,446	4.1
負債合計			24,625,220	74.6		15,049,797	53.7
（純資産の部）							
Ⅰ　株主資本							
1　資本金			7,697,146	23.3		9,805,100	35.0
2　資本剰余金			9,827,574	29.8		11,935,528	42.5
3　利益剰余金			△9,167,169	△27.7		△9,122,767	△32.5
4　自己株式			△11,929	△0.0		△12,085	△0.0
株主資本合計			8,345,622	25.4		12,605,776	45.0
Ⅱ　評価・換算差額等							
1　その他有価証券評価差額金			35,991	0.1		1,111	0.0
2　繰延ヘッジ損益			49,990	0.1		—	—
3　為替換算調整勘定			△102,471	△0.3		129,077	0.4
評価・換算差額等合計			△16,489	△0.1		130,189	0.4
Ⅲ　新株予約権			51,914	0.1		255,209	0.9
純資産合計			8,381,047	25.4		12,991,175	46.3
負債純資産合計			33,006,267	100.0		28,040,972	100.0

②【連結損益計算書】

区分	注記番号	前連結会計年度（自 平成18年1月1日 至 平成18年12月31日）金額（千円）		百分比（%）	当連結会計年度（自 平成19年1月1日 至 平成19年12月31日）金額（千円）		百分比（%）
Ⅰ 売上高			52,729,748	100.0		53,899,698	100.0
Ⅱ 売上原価			30,096,014	57.1		29,309,503	54.4
売上総利益			22,633,733	42.9		24,590,194	45.6
Ⅲ 販売費及び一般管理費	※1,2		26,019,418	49.3		23,136,344	42.9
営業利益又は営業損失（△）			△3,385,685	△6.4		1,453,850	2.7
Ⅳ 営業外収益							
1 受取利息		61,586			73,882		
2 受取配当金		1,184			104		
3 為替差益		395,180			—		
4 その他		36,013	493,965	0.9	98,056	172,043	0.3
Ⅴ 営業外費用							
1 支払利息		316,540			406,131		
2 為替差損		—			246,905		
3 為替予約評価損		13,397			26,013		
4 持分法による投資損失		23,015			4,579		
5 コンプライアンス対応費用		—			77,473		
6 その他		100,352	453,305	0.8	119,254	880,358	1.6
経常利益又は経常損失（△）			△3,345,025	△6.3		745,534	1.4
Ⅵ 特別利益							
1 固定資産売却益	※3	11,827			16,183		
2 投資有価証券売却益		16			636,015		
3 貸倒引当金戻入益		21,267			55,315		
4 清算配当金		28,910			—		
5 新株予約権戻入益		—			9,151		
6 その他		8,511	70,533	0.1	27,671	744,336	1.4

区分	注記番号	前連結会計年度 （自　平成18年１月１日 至　平成18年12月31日） 金額（千円）		百分比（%）	当連結会計年度 （自　平成19年１月１日 至　平成19年12月31日） 金額（千円）		百分比（%）
Ⅶ　特別損失							
1　固定資産売却損	※５	275			2,039		
2　固定資産除却損	※４	409,105			17,113		
3　投資有価証券評価損		285,449			269		
4　投資有価証券売却損					403		
5　減損損失	※６	－			392,189		
6　社債償還損		－			58,000		
7　事業再編費用		－			147,524		
8　訴訟関連費用		－			105,215		
9　のれん償却額		1,013,154			－		
10　その他		196,523	1,904,508	3.6	112,008	834,762	1.5
税金等調整前当期純利益又は税金等調整前当期純損失（△）			△5,179,000	△9.8		655,109	1.3
法人税、住民税及び事業税		322,326			590,232		
過年度法人税、住民税及び事業税		－			20,474		
法人税等調整額		2,896,714	3,219,041	6.1	－	610,707	1.1
少数株主損失			322,202	△0.6		－	－
当期純利益又は当期純損失（△）			△8,075,840	△15.3		44,402	0.1

③【連結株主資本等変動計算書】

前連結会計年度（自　平成18年１月１日　至　平成18年12月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成17年12月31日残高（千円）	4,996,366	7,126,908	△1,091,329	△11,466	11,020,479
連結会計年度中の変動額					
新株予約権の行使	2,700,779	2,700,666			5,401,445
当期純損失			△8,075,840		△8,075,840
自己株式の取得				△462	△462
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計（千円）	2,700,779	2,700,666	△8,075,840	△462	△2,674,857
平成18年12月31日残高（千円）	7,697,146	9,827,574	△9,167,169	△11,929	8,345,622

	評価・換算差額等				新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	為替換算調整勘定	評価・換算差額等合計			
平成17年12月31日残高（千円）	47,312	108,342	△123,982	31,671	－	292,047	11,344,199
連結会計年度中の変動額							
新株予約権の行使							5,401,445
当期純損失							△8,075,840
自己株式の取得							△462
株主資本以外の項目の連結会計年度中の変動額（純額）	△11,320	△58,351	21,510	△48,161	51,914	△292,047	△288,294
連結会計年度中の変動額合計（千円）	△11,320	△58,351	21,510	△48,161	51,914	△292,047	△2,963,151
平成18年12月31日残高（千円）	35,991	49,990	△102,471	△16,489	51,914	－	8,381,047

当連結会計年度（自　平成19年１月１日　至　平成19年12月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年12月31日残高（千円）	7,697,146	9,827,574	△9,167,169	△11,929	8,345,622
連結会計年度中の変動額					
新株予約権の行使	2,107,954	2,107,954			4,215,908
当期純利益			44,402		44,402
自己株式の取得				△156	△156
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計（千円）	2,107,954	2,107,954	44,402	△156	4,260,153
平成19年12月31日残高（千円）	9,805,100	11,935,528	△9,122,767	△12,085	12,605,776

	評価・換算差額等				新株予約権	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	為替換算調整勘定	評価・換算差額等合計		
平成18年12月31日残高（千円）	35,991	49,990	△102,471	△16,489	51,914	8,381,047
連結会計年度中の変動額						
新株予約権の行使						4,215,908
当期純利益						44,402
自己株式の取得						△156
株主資本以外の項目の連結会計年度中の変動額（純額）	△34,880	△49,990	231,549	146,678	203,295	349,974
連結会計年度中の変動額合計（千円）	△34,880	△49,990	231,549	146,678	203,295	4,610,128
平成19年12月31日残高（千円）	1,111	－	129,077	130,189	255,209	12,991,175

④【連結キャッシュ・フロー計算書】

		前連結会計年度 （自 平成18年1月1日 至 平成18年12月31日）	当連結会計年度 （自 平成19年1月1日 至 平成19年12月31日）
区分	注記番号	金額（千円）	金額（千円）
Ⅰ 営業活動によるキャッシュ・フロー			
1 税金等調整前当期純利益又は当期純損失（△）		△5,179,000	655,109
2 減価償却費		1,687,827	1,323,721
3 のれん償却額		1,060,197	－
4 減損損失		－	392,189
5 貸倒引当金の増加額又は減少額（△）		△177,301	288,167
6 賞与引当金の増加額又は減少額（△）		84,410	△50,958
7 退職給付引当金の増加額又は減少額（△）		60,732	16,843
8 受取利息及び受取配当金		△62,771	△73,986
9 支払利息		316,540	406,131
10 為替差損益		132,778	261,568
11 為替予約評価損益		13,397	26,013
12 投資有価証券評価損		285,449	269
13 投資有価証券売却益		△16	△635,612
14 有形固定資産売却損益		△11,552	△14,143
15 有形固定資産除却損		409,105	17,113
16 持分法による投資損益		23,015	4,579
17 未払費用の増加額又は減少額（△）		－	△477,770
18 売上債権の増加額（△）又は減少額		2,257,983	△345,769
19 たな卸資産の増加額（△）又は減少額		1,392,286	1,200,335
20 仕入債務の増加額又は減少額（△）		△1,004,104	676,263
21 新株予約権戻入益		－	△9,151
22 訴訟関連費用		－	105,215
23 社債償還損		－	58,000
24 コンプライアンス対応費用		－	77,473
25 事業再編費用		－	147,524
26 その他		1,333,624	2,188,499
小計		2,622,602	6,237,626
27 コンプライアンス対応費用の支払額		－	△77,473
28 事業再編費用の支払額		－	△147,524
29 利息及び配当金の受取額		62,771	73,986
30 利息の支払額		△337,330	△430,696
31 法人税等の支払額		△405,702	△294,030
営業活動によるキャッシュ・フロー		1,942,341	5,361,888

		前連結会計年度 （自　平成18年1月1日 至　平成18年12月31日）	当連結会計年度 （自　平成19年1月1日 至　平成19年12月31日）
区分	注記番号	金額（千円）	金額（千円）
Ⅱ　投資活動によるキャッシュ・フロー			
1　有形固定資産の取得による支出		△873,111	△928,380
2　有形固定資産の売却による収入		23,199	55,151
3　無形固定資産の取得による支出		△254,186	△300,846
4　投資有価証券の取得による支出		△67,759	△11,268
5　投資有価証券の売却による収入		16	1,162,656
6　定期預金の純増加額		△562,939	△626,568
7　貸付による支出		△757	△14,526
8　貸付の回収による収入		44,206	50,497
9　その他		307,731	△70,481
投資活動によるキャッシュ・フロー		△1,383,599	△683,767
Ⅲ　財務活動によるキャッシュ・フロー			
1　預け金の払戻による収入		―	2,000,000
2　短期借入金の純増加額又は純減少額（△）		△3,113,712	△2,617,950
3　長期借入れによる収入		8,071,956	―
4　長期借入金の返済による支出		△12,816,285	△3,484,328
5　社債の発行による収入		11,000,000	―
6　預け金の預入による支出		△2,000,000	―
7　社債償還による支出		△4,168,000	△1,718,000
8　株式の発行による収入		2,337,541	105,408
9　新株予約権の発行による収入		73,800	10,500
10　新株予約権の償却に伴う支出		△65,000	―
11　自己株式の取得による支出		△462	△156
12　その他		△74,866	―
財務活動によるキャッシュ・フロー		△755,029	△5,704,526
Ⅳ　現金及び現金同等物に係る換算差額		△593,577	703,186
Ⅴ　現金及び現金同等物の増加額又は減少額（△）		△789,865	△323,218
Ⅵ　現金及び現金同等物の期首残高		3,775,449	2,985,583
Ⅶ　現金及び現金同等物の期末残高	※1	2,985,583	2,662,364

継続企業の前提に重要な疑義を抱かせる事象又は状況

前連結会計年度 (自　平成18年1月1日 至　平成18年12月31日)	当連結会計年度 (自　平成19年1月1日 至　平成19年12月31日)
当社グループは、平成15年12月期において当期純損失538,547千円を計上し、平成16年12月期において営業損失2,579,219千円、当期純損失3,149,212千円を計上し、平成17年12月期において当期純損失31,328千円を計上しました。また、当連結会計年度におきましても、営業損失3,385,635千円、当期純損失8,075,840千円を計上しているため、当該状況は継続企業の前提に重要な疑義を抱かせる状況に該当します。 当社グループは、この数年をかけて次世代ネットワークに対応したIPv6関連製品、大容量ギガビット関連製品及びIPトリプルプレイ関連製品に研究開発投資を行ってまいりました。また、これらの製品市場に対応すべく販売体制を整備してまいりました。この結果、前連結会計年度より、引き続き日本市場におけるギガビット関連製品の販売増加や欧米市場におけるIPトリプルプレイ関連製品の受注増加の手応えはしっかりと感じることができたものの、これらの新製品は従来製品に比べ契約成立までに想定以上の時間を要しており、当初計画に対して売上高への貢献が遅れておりました。また、当社グループが属するネットワーク関連市場は、急速なブロードバント化の進展を背景にグローバル化が進み、新製品開発の激化や製品価格の下落等が続き、極めて厳しい状況で推移しました。しかしながら、翌連結会計年度は、ネットワーク総合メーカーとして再度原点に立ち、コストパフォーマンスに優れた法人向け高速ネットワーク製品群の充実を図ることにより、ギガビット関連製品市場における継続的な売上を見込んでおります。また、昨年より新たなビジネスモデルとしてスタートしましたIP-GSP（グローバル・サービス・プロバイダー）による米軍横田基地へのIPTV等のサービス提供開始や、IBM等大手システムインテグレーターとの欧米を中心とした販売提携をさらに発展させることにより、IPトリプルプレイ事業の確実な売上が見込めるものと考えております。これに加え、研究開発費については投資対象の絞り込みによる削減を実施し、生産体制についてもEMS（Electronic Manufacturing Service）の活用による製造コスト低減に継続的に取り組んでおります。よって、翌連結会計年度以降においては、営業損益の黒字化を計画しております。上記計画達成に必要な資金手当については、翌連結会計年度内に60億円の資金調達を計画しており、これに伴い重要な後発事象に関する注記　3．第三者割当による新株予約権の発行に記載の第14回新株予約権第三者割当契約を締結いたしました。 従いまして、連結財務諸表は継続企業を前提として作成しており、このような重要な疑義の影響を連結財務諸表には反映しておりません。	―――――

連結財務諸表作成のための基本となる重要な事項

項目	前連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）	当連結会計年度 （自　平成19年１月１日 至　平成19年12月31日）
1　連結の範囲に関する事項	(1) 連結子会社の数　41社 主要な連結子会社名は、「企業の概況４　関係会社の状況」に記載しているため省略しました。 平成18年５月31日に清算結了となりましたアライドテレシスアールアンドディセンター山梨株式会社、及び平成18年12月21日に清算結了となりましたナクシージャパン株式会社は連結の範囲から除外しております。 なお、非連結子会社はありません。	(1) 連結子会社の数　40社 主要な連結子会社名は、「企業の概況４　関係会社の状況」に記載しているため省略しました。 なお、非連結子会社はありません。 平成19年12月20日に、Allied Telesis International S.r.lとAllied Telesis International Services S.r.lは合併致しました。
2　持分法の適用に関する事項	(1) 持分法適用関連会社の数　１社 持分法適用関連会社名 アイビーシー株式会社 平成18年２月６日の株式取得により持分法適用関連会社となりましたアイビーシー株式会社を当連結会計年度より持分法の適用の範囲に含めております。	(1) 持分法適用関連会社の数　１社 持分法適用関連会社名 アイビーシー株式会社
3　連結子会社及び持分法適用関連会社の事業年度等に関する事項	すべての連結子会社の事業年度の末日は、連結決算日と一致しております。 持分法適用関連会社のアイビーシー株式会社の決算日は９月30日であります。連結財務諸表の作成にあたり、連結決算日現在で実施した仮決算に基づく財務諸表を使用しております。	同左
4　会計処理基準に関する事項	(1) 重要な資産の評価基準及び評価方法 ①　有価証券 その他有価証券 時価のあるもの 連結決算日の市場価格に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定）によっております。 時価のないもの 移動平均法による原価法によっております。 ②　デリバティブ 時価法によっております。 ③　たな卸資産 当社及び国内連結子会社は、主として総平均法による原価法により、海外連結子会社は主として先入先出法による低価法によっております。	(1) 重要な資産の評価基準及び評価方法 ①　有価証券 その他有価証券 時価のあるもの 同左 時価のないもの 同左 ②　デリバティブ 同左 ③　たな卸資産 同左

項目	前連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）	当連結会計年度 （自　平成19年１月１日 至　平成19年12月31日）
	(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 当社及び国内連結子会社は、定率法（ただし、平成10年４月１日以降取得した建物（建物付属設備は除く）については、定額法）により、海外連結子会社は、定額法によっております。 主な耐用年数 建物及び構築物 （３年～39年） 機械装置及び運搬具 （５～６年） 工具器具及び備品 （３年～20年） ② 無形固定資産 自社利用のソフトウェアは、社内における見込利用期間（３年又は５年）に基づく定額法によっております。 販売用ソフトウェアは、販売可能な見込有効期間（３年）に基づく定額法によっております。 (3) 重要な繰延資産の処理方法 ① 社債発行費 発生時に全額を費用処理しております。 ② 株式交付費 発生時に全額を費用処理しております。 (4) 重要な引当金の計上基準 ① 貸倒引当金 債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。 ② 賞与引当金 従業員に対して支給する賞与に備えるため、当連結会計年度に負担すべき支給見込額を計上しております。 ③ 退職給付引当金 従業員の退職給付に備えるため、当連結会計年度末における退職給付債務の見込額に基づき、当連結会計年度末において発生していると認められる額を計上しております。 数理計算上の差異については、各連結会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（８年）による按分額をそれぞれ発生の翌連結会計年度より費用処理しております。	(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 同左 ② 無形固定資産 同左 (3) 重要な繰延資産の処理方法 ―――――― ② 株式交付費 同左 (4) 重要な引当金の計上基準 ① 貸倒引当金 同左 ② 賞与引当金 同左 ③ 退職給付引当金 同左

項目	前連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）	当連結会計年度 （自　平成19年１月１日 至　平成19年12月31日）
	(5) 連結財務諸表の作成の基礎となった連結会社の財務諸表の作成にあたって採用した重要な外貨建資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。なお、海外連結子会社の資産及び負債は、連結決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は純資産の部における為替換算調整勘定に含めております。	(5) 連結財務諸表の作成の基礎となった連結会社の財務諸表の作成にあたって採用した重要な外貨建資産又は負債の本邦通貨への換算の基準 同左
	(6) 重要なリース取引の処理方法 当社及び国内連結子会社は、リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっており、海外連結子会社については、主として通常の売買取引に準じた会計処理によっております。	(6) 重要なリース取引の処理方法 同左
	(7) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 繰延ヘッジ処理及び金利スワップについて特例処理の要件を満たしている場合は、特例処理を採用しております。 ② ヘッジ手段とヘッジ対象 ヘッジ手段　金利スワップ 為替予約取引 ヘッジ対象　借入金の利息 外貨建金銭債務 ③ ヘッジ方針 当社の市場リスク管理要領に基づき、外貨建取引の為替変動リスクを回避する目的で必要な範囲内で為替予約取引を行っております。また、借入金の金利変動リスクを回避する目的で金利スワップ取引を行っており、ヘッジ対象の識別は個別契約毎に行っております。	(7) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 同左 ② ヘッジ手段とヘッジ対象 同左 ③ ヘッジ方針 同左

項目	前連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）	当連結会計年度 （自　平成19年１月１日 至　平成19年12月31日）
	④　ヘッジの有効性評価の方法 ヘッジ有効性の評価は、原則としてヘッジ取引開始時点から有効性評価時点までの期間において、ヘッジ対象及びヘッジ手段の相場変動又はキャッシュ・フロー変動の累計を比較し、両者の変動額等を基礎にして判断しております。 また、リスク管理方針に従って、以下の条件を満たす金利スワップを締結しております。 Ⅰ．金利スワップの想定元本と長期借入金の元本金額が一致している。 Ⅱ．金利スワップと長期借入金の契約期間及び満期が一致している。 Ⅲ．長期借入金の変動金利のインデックスと金利スワップで受払いされる変動金利のインデックスが一致している。 Ⅳ．長期借入金と金利スワップの金利改定条件が一致している。 Ⅴ．金利スワップの受払い条件がスワップ期間を通して一定である。 従って、特例処理の要件を満たす金利スワップについては決算日における有効性の評価を省略しております。 (8) その他連結財務諸表作成のための重要な事項 ①　消費税等の会計処理 消費税及び地方消費税の会計処理は税抜方式によっております。 ②　連結納税制度の適用 連結納税制度を適用しております。	④　ヘッジの有効性評価の方法 同左 (8) その他連結財務諸表作成のための重要な事項 ①　消費税等の会計処理 同左 ②　連結納税制度の適用 同左
5　連結子会社の資産及び負債の評価に関する事項	連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	同左
6　のれんの償却に関する事項	のれんの償却については、次のとおりであります。 20年間の均等償却を行っております。 （追加情報） 当連結会計年度においてのれんの減損処理を行ったため、のれん償却額として特別損失に1,013,154千円を計上しております。	――――――
7　連結キャッシュ・フロー計算書における資金の範囲	連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヵ月以内に満期日又は償還日の到来する短期投資からなっております。	同左

会計処理の変更

前連結会計年度 (自　平成18年１月１日 至　平成18年12月31日)	当連結会計年度 (自　平成19年１月１日 至　平成19年12月31日)
(固定資産の減損に係る会計基準) 当連結会計年度より、「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会　平成14年８月９日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号)を適用しております。 なお、これによる損益に与える影響はありません。	――――――
(貸借対照表の純資産の部の表示に関する会計基準等) (自己株式及び準備金の額の減少等に関する会計基準等の一部改正) 当連結会計年度より、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準委員会　平成17年12月９日　企業会計基準第５号)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準委員会　平成17年12月９日　企業会計基準適用指針第８号)並びに改正後の「自己株式及び準備金の額の減少等に関する会計基準」(企業会計基準委員会　最終改正平成18年８月11日　企業会計基準第１号)及び「自己株式及び準備金の減少等に関する会計基準の適用指針」(企業会計基準委員会　最終改正平成18年８月11日　企業会計基準適用指針第２号)を適用しております。 これによる損益に与える影響はありません。 なお、従来の「資本の部」の合計に相当する金額は8,279,142千円であります。 連結財務諸表規則の改正により、当連結会計年度における連結財務諸表は、改正後の連結財務諸表規則により作成しております。	――――――
(ストック・オプション等に関する会計基準等) 当連結会計年度より、「ストック・オプション等に関する会計基準」(企業会計基準委員会　平成17年12月27日　企業会計基準第８号)及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準委員会最終改正平成18年５月31日　企業会計基準適用指針第11号)を適用しております。 これにより株式報酬費用24,524千円が費用として計上され、営業損失、経常損失及び税金等調整前当期純損失が24,524千円増加しております。なお、セグメント情報に与える影響は、当該箇所に記載しております。	――――――

前連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）	当連結会計年度 （自　平成19年１月１日 至　平成19年12月31日）
（株式に基づく報酬の会計処理） 米国においては、ストック・オプション等の株式を基礎とした報酬は、会計原則審議会（ＡＰＢ）意見書第25号及びＳＦＡＳ第123号「株式を基礎とした報酬の会計処理」（ＳＦＡＳ第148号「株式を基礎とした報酬の会計処理－移行及び開示」による改正後）に基づいて会計処理しております。ＳＦＡＳ第123号に基づく公正価値基準法では、報酬コストを報酬価値に基づいて付与日に測定し、勤務期間にわたって認識します。平成15年12月に米国財務会計基準審議会（ＦＡＳＢ）は、改訂ＳＦＡＳ第123号「株式を基礎とした報酬の会計処理」を公表しております。これはＳＦＡＳ第123号に代わるものであり、ＡＰＢ意見書第25号に優先します。全株式報酬費用取引に係るコストの財務諸表への認識を要求する同基準書は、公正価値を測定対象として確立し、株式報酬取引の会計処理に際して公正価値に基づく測定方法を適用することを事業体に要求しています。当該基準書は、平成18年１月１日以降開始する会計年度より適用となり、当社グループは当連結会計年度より適用しております。 これにより、株式報酬費用27,389千円が費用として計上され、営業損失、経常損失及び税金等調整前当期純損失が27,389千円増加しております。なお、セグメント情報に与える影響は、当該箇所に記載しております。	――――――
――――――	（有形固定資産の減価償却の方法） 当連結会計年度より、平成19年度の法人税法の改正に伴い、平成19年４月１日以降に取得した有形固定資産については、改正法人税法に規定する償却方法により減価償却費を計上しております。 なお、この変更に伴う損益への影響は軽微であります。

表示方法の変更

前連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）	当連結会計年度 （自　平成19年１月１日 至　平成19年12月31日）
（連結貸借対照表） 前連結会計年度において流動負債の「その他」に含めて表示しておりました「未払費用」は負債純資産の総額の100分の５を超えたため、当連結会計年度より区分掲記することとしました。 なお、前連結会計年度は流動負債の「その他」に1,436,173千円含まれております。	――――――
（連結キャッシュ・フロー計算書） 連結財務諸表規則の改正に伴い、前連結会計年度において「連結調整勘定償却額」として掲記されていたものは、当連結会計年度から「のれん償却額」として表示しております。	――――――

注記事項

(連結貸借対照表関係)

前連結会計年度 (平成18年12月31日)	当連結会計年度 (平成19年12月31日)
※1　期末日満期手形の処理 当期末日が金融機関の休日であるため、当期末日満期手形については手形交換日に入出金の処理をする方法によっております。このため、次の当期末日満期手形が当期末残高に含まれております。 受取手形　51,466千円 支払手形　754千円	※1　期末日満期手形の処理 当連結会計年度末日が金融機関の休日であるため、当期末日満期手形については手形交換日に入出金の処理をする方法によっております。このため、次の当期末日満期手形が当期末残高に含まれております。 受取手形　10,762千円 支払手形　67千円
※2　担保に供している資産 次の資産を担保に供しております。 科目 預金　53,599千円 売掛債権　38,005千円 計　91,605千円 上記の担保資産に対する債務は次のとおりであります。 科目 短期借入金 (貸出コミットメントライン)　238,220千円 (ファクタリング)　34,177千円 計　272,397千円	※2　担保に供している資産 次の資産を担保に供しております。 科目 現金及び預金　518,625千円 受取手形及び売掛金　1,130,031千円 有価証券　115,000千円 たな卸資産　1,856,209千円 その他流動資産　505,846千円 建物及び構築物　795,361千円 機械装置及び運搬具　66,958千円 工具器具及び備品　267,840千円 土地　722,971千円 建設仮勘定　7,678千円 無形固定資産(その他)　109,433千円 投資有価証券(その他)　186,241千円 計　6,282,197千円 なお、上記の他に連結上相殺消去されている受取手形及び売掛債権8,643,738千円、未収入金240,818千円、前渡金112,679千円を担保に提供しております。 上記の担保資産に対する債務は次のとおりであります。 なお、短期借入金のうち貸出コミットメントライン799,050千円、ファクタリング2,808千円が含まれております。 科目 短期借入金　3,626,838千円 一年以内返済予定長期借入金　591,458千円 長期借入金　432,180千円 計　4,650,476千円 上記のほか、関税法及び消費税法等に基づき輸入商品の関税・消費税等の納期限延長の担保として、預金250,000千円を供しております。

前連結会計年度 (平成18年12月31日)	当連結会計年度 (平成19年12月31日)
※3　貸出コミットメントライン契約 連結子会社Allied Telesis International S.A.においては、運転資金の効率的な調達を行うため取引銀行CREDIT SUISSE銀行と貸出コミットメント契約を締結しております。 当連結会計年度末における貸出コミットメントに係る借入金未実行残高等は次のとおりです。 貸出コミットメントの総額　297,775千円 貸出実行残高　238,220千円 差引額　59,555千円	※3　貸出コミットメントライン契約 連結子会社Allied Telesis International S.A.においては、運転資金の効率的な調達を行うため取引銀行CREDIT SUISSE銀行と貸出コミットメント契約を締結しております。 当連結会計年度末における貸出コミットメントに係る借入金未実行残高等は次のとおりです。 貸出コミットメントの総額　228,300千円 貸出実行残高　228,300千円 差引額　―千円 連結子会社Allied Telesis Inc.においては、運転資金の効率的な調達を行うためArcher Capital Fundと貸出コミットメント契約を締結しております。 当連結会計年度末における貸出コミットメントに係る借入金未実行残高等は次のとおりです。 貸出コミットメントの総額　1,141,500千円 貸出実行残高　570,750千円 差引額　570,750千円
※4　エスクロー契約に係る預け金 預け金2,000,000千円は、エスクロー契約に係る預け金で平成18年9月21日発行の2010年満期ユーロ円建無担保転換社債型新株予約権付社債（償還日平成22年9月17日ロンドン時間）6,000,000千円のうち、Hammonds社に当社名義で保管されている拘束預金であります。 当該拘束預金は、4,000,000千円を超える社債券の株式転換あるいは譲渡がなされた場合に、その行使額に見合う額の拘束が解かれるエスクロー契約であるため、預金ではなく預け金として表示しております。	――――――

（連結損益計算書関係）

前連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）	当連結会計年度 （自　平成19年１月１日 至　平成19年12月31日）
※１　販売費及び一般管理費のうち主要な費目及び金額は次のとおりです。 給料手当　7,440,989千円 研究開発費　6,296,954千円 賞与引当金繰入額　231,727千円 退職給付費用　60,722千円	※１　販売費及び一般管理費のうち主要な費目及び金額は次のとおりです。 給料手当　6,543,699千円 研究開発費　5,277,647千円 賞与引当金繰入額　194,625千円 退職給付費用　85,730千円
※２　一般管理費及び当期製造費用に含まれる研究開発費の金額 6,296,954千円	※２　一般管理費及び当期製造費用に含まれる研究開発費の金額 5,277,647千円
※３　固定資産売却益の内訳は次のとおりです。 車両運搬具　783千円 工具器具及び備品　9,535千円 ソフトウェア　1,508千円 計　11,827千円	※３　固定資産売却益の内訳は次のとおりです。 機械　4,346千円 車両運搬具　4,085千円 工具器具及び備品　7,745千円 その他無形固定資産　6千円 計　16,183千円
※４　固定資産除却損の内訳は次のとおりです。 建物及び構築物　50,905千円 車両運搬具　6,453千円 ソフトウェア　332,498千円 工具器具及び備品　19,248千円 計　409,105千円	※４　固定資産除却損の内訳は次のとおりです。 ソフトウェア　7,554千円 工具器具及び備品　9,526千円 機械装置及び運搬具　33千円 計　17,113千円
※５　固定資産売却損の内訳は次のとおりです。 機械装置及び運搬具　2千円 工具器具及び備品　273千円 計　275千円	※５　固定資産売却損の内訳は次のとおりです。 工具器具及び備品　2,039千円
──────	※６　減損損失 当連結会計年度において、当社グループは以下の資産グループについて減損損失を計上しました。

主な場所	用途	種類	金額
アメリカ合衆国ワシントン州	事業用資産	工具器具及び備品等	176,851千円
スイス連邦	事業用資産	工具器具及び備品等	134,702千円
シンガポール共和国	事業用資産	工具器具及び備品等	43,814千円
日本	事業用資産	工具器具及び備品等	36,819千円
計			392,189千円

当社グループは、事業の地域別セグメントを基盤としてグルーピングを行っており、販売会社用資産については、地域単位でグルーピングを行っております。

当連結会計年度において、北米、欧州、アジア・オセアニア、日本（コンシューマＰＫＧ事業）の事業用資産については、事業活動から生ずる損益が継続してマイナスまたは継続してマイナスとなる見込みであることから、各資産グループの帳簿価格を回収可能価額まで減額し、当該減少額を減損損失(392,189千円)として特別損失に計上しております。

この内訳は、工具器具及び備品301,586千円、建物及び構築物41,367千円、ソフトウェア33,856千円、その他資産15,378千円であります。

なお、当該資産グループの回収可能価額は、使用価値により測定しております。将来キャッシュ・フローに基づく回収可能性が認められないものについては使用価値を零と見積り減損損失を測定しております。

（連結株主資本等変動計算書関係）

前連結会計年度（自　平成18年１月１日　至　平成18年12月31日）

1　発行済株式に関する事項

株式の種類	前連結会計年度末	増加	減少	当連結会計年度末
普通株式（株）	85,596,122	23,814,618	－	109,410,740

（変動事由の概要）

増加数の内訳は、ストックオプションの行使による増加229,800株、新株予約権（第三者割当）の行使による増加10,000,000株、転換社債型新株予約権付社債（第三者割当）に付された新株予約権の行使による増加13,584,818株であります。

2　自己株式に関する事項

株式の種類	前連結会計年度末	増加	減少	当連結会計年度末
普通株式（株）	52,541	1,543	－	54,084

（変動事由の概要）

増加数の内訳は、単元未満株式の買取りによる増加1,543株であります。

3　新株予約権等に関する事項

	内訳	目的となる株式の種類	目的となる株式の数				当連結会計年度末残高（千円）
			前連結会計年度末	増加	減少	当連結会計年度末	
提出会社	平成10年１月新株引受権	普通株式	8,000	－	－	8,000	－
	平成11年３月新株引受権	普通株式	42,000	－	500	41,500	－
	平成11年12月新株引受権	普通株式	79,800	－	11,700	68,100	－
	平成12年３月新株引受権	普通株式	93,100	－	7,000	86,100	－
	平成14年３月新株引受権	普通株式	28,000	－	－	28,000	－
	第１回新株予約権	普通株式	197,000	－	22,400	174,600	－
	第２回新株予約権	普通株式	51,000	－	2,500	48,500	－
	第３回新株予約権	普通株式	53,500	－	5,200	48,300	－
	第４回新株予約権	普通株式	1,279,000	－	323,000	956,000	－
	第５回新株予約権	普通株式	813,000	－	314,000	499,000	－
	第６回新株予約権	普通株式	720,000	－	134,000	586,000	－
	第７回新株予約権	普通株式	727,000	－	163,000	564,000	－
	第８回新株予約権	普通株式	500,000	－	－	500,000	－
	第10回新株予約権	普通株式	－	6,500,000	6,500,000	－	－
	第11回新株予約権	普通株式	－	2,000,000	230,000	1,770,000	－
	第12回新株予約権	普通株式	－	10,000,000	10,000,000	－	－
	第13回新株予約権	普通株式	－	770,000	100,000	670,000	24,524
小計			4,591,400	19,270,000	17,813,300	6,048,100	24,524
子会社	1988年ストックオプション	普通株式	－	－	－	－	－
	1998年ストックオプション	普通株式	－	－	－	－	27,389
小計			－	－	－	－	27,389
合計			4,591,400	19,270,000	17,813,300	6,048,100	51,914

(注) 1 目的となる株式の数は、権利行使可能数を記載しております。

2 目的となる株式の数の変動事由

①平成11年３月新株引受権の減少は、退職等に伴う失効によるものであります。

②平成11年12月新株引受権の減少は、権利行使によるものであります。

③平成12年３月新株引受権の減少は、権利行使及び退職等に伴う失効によるものであります。

④第１回新株予約権の減少は、権利行使及び退職等に伴う失効によるものであります。

⑤第２回新株予約権の減少は、退職等に伴う失効によるものであります。

⑥第３回新株予約権の減少は、権利行使及び退職等に伴う失効によるものであります。

⑦第４回新株予約権の減少は、権利行使及び退職等に伴う失効によるものであります。

⑧第５回新株予約権の減少は、権利行使及び退職等に伴う失効によるものであります。

⑨第６回新株予約権の減少は、権利行使及び退職等に伴う失効によるものであります。

⑩第７回新株予約権の減少は、権利行使及び退職等に伴う失効によるものであります。

⑪第10回新株予約権の増加及び減少は、新規発行及び繰上償還に伴う失効によるものであります。

⑫第11回新株予約権の増加及び減少は、新規発行及び退職等に伴う失効によるものであります。
なお、当該新株予約権は、権利行使期間の初日が到来しておりません。

⑬第12回新株予約権の増加及び減少は、新規発行及び権利行使に伴う減少によるものであります。

⑭第13回新株予約権の増加及び減少は、新規発行及び退職等に伴う失効によるものであります。
なお、当該新株予約権は、権利行使期間の初日が到来しておりません。

4 配当に関する事項

該当事項はありません。

当連結会計年度（自　平成19年１月１日　至　平成19年12月31日）

1　発行済株式に関する事項

株式の種類	前連結会計年度末	増加	減少	当連結会計年度末
普通株式（株）	109,410,740	47,415,681	－	156,826,421

（変動事由の概要）

増加数の内訳は、新株予約権（第三者割当）の行使による増加25,200,000株、転換社債型新株予約権付社債（第三者割当）に付された新株予約権の行使による増加22,215,681株であります。

2　自己株式に関する事項

株式の種類	前連結会計年度末	増加	減少	当連結会計年度末
普通株式（株）	54,084	1,500	－	55,584

（変動事由の概要）

増加数の内訳は、単元未満株式の買取りによる増加1,500株であります。

3　新株予約権等に関する事項

	内訳	目的となる株式の種類	目的となる株式の数				当連結会計年度末残高（千円）
			前連結会計年度末	増加	減少	当連結会計年度末	
提出会社	平成10年１月新株引受権	普通株式	8,000	－	－	8,000	－
	平成11年３月新株引受権	普通株式	41,500	－	14,500	27,000	－
	平成11年12月新株引受権	普通株式	68,100	－	11,500	56,600	－
	平成12年３月新株引受権	普通株式	86,100	－	9,000	77,100	－
	平成14年３月新株引受権	普通株式	28,000	－	－	28,000	－
	第14回新株予約権	普通株式	－	25,200,000	25,200,000	－	－
	ストックオプションとしての新株予約権	－	－	－	－	－	219,314
小計			231,700	25,200,000	25,235,000	196,700	219,314
子会社	1998年ストックオプション	普通株式	－	－	－	－	35,895
小計			－	－	－	－	35,895
合計			231,700	25,200,000	25,235,000	196,700	255,209

（注）1　目的となる株式の数は、権利行使可能数を記載しております。

2　目的となる株式の数の変動事由

①平成11年３月新株引受権の減少は、退職等に伴う失効によるものであります。

②平成11年12月新株引受権の減少は、退職等に伴う失効によるものであります。

③平成12年３月新株引受権の減少は、退職等に伴う失効によるものであります。

④第14回新株予約権の増加及び減少は、新規発行及び権利行使によるものであります。

なお、当該新株予約権は、平成19年７月17日をもって全て権利行使されております。

3　平成10年１月新株引受権は、平成20年１月７日をもって行使期間満了により消滅しております。

4　配当に関する事項

該当事項はありません。

(連結キャッシュ・フロー計算書関係)

前連結会計年度 (自　平成18年1月1日 至　平成18年12月31日)	当連結会計年度 (自　平成19年1月1日 至　平成19年12月31日)
※1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係(平成18年12月31日) 現金及び預金勘定　3,497,514千円 預入期間が3ヵ月を超える定期預金　637,806千円 差引　2,859,707千円 有価証券　125,875千円 現金及び現金同等物　2,985,583千円 2　重要な非資金取引の内容 転換社債の転換 転換社債の転換による資本金増加高　1,525,000千円 転換社債の転換による資本剰余金増加高　1,525,000千円 転換による転換社債減少額　3,050,000千円	※1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係(平成19年12月31日) 現金及び預金勘定　3,238,593千円 預入期間が3ヵ月を超える定期預金　576,237千円 差引　2,662,356千円 有価証券　8千円 現金及び現金同等物　2,662,364千円 2　重要な非資金取引の内容 (1)転換社債型新株予約権付社債の転換 転換社債型新株予約権付社債の転換による資本金増加高　1,300,000千円 転換社債型新株予約権付社債の転換による資本剰余金増加高　1,300,000千円 転換による転換社債型新株予約権付社債減少額　2,600,000千円 (2)現物出資の受入による長期借入金の返済 現物出資の受入による資本金増加高　750,000千円 現物出資の受入による資本剰余金増加高　750,000千円 現物出資の受入による長期借入金減少額　1,500,000千円 権利行使による新株予約権減少額　10,500千円

(リース取引関係)

前連結会計年度 (自　平成18年１月１日 至　平成18年12月31日)	当連結会計年度 (自　平成19年１月１日 至　平成19年12月31日)
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	①　リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

前連結会計年度

	工具器具及び備品	無形固定資産その他	合計
取得価格相当額	150,119千円	20,665千円	170,785千円
減価償却累計額相当額	68,346千円	19,004千円	87,351千円
期末残高相当額	81,773千円	1,660千円	83,434千円

当連結会計年度

	工具器具及び備品	無形固定資産その他	合計
取得価額相当額	200,399千円	－	200,399千円
減価償却累計額相当額	64,711千円	－	64,711千円
減損損失累計額相当額	9,600千円	－	9,600千円
期末残高相当額	126,087千円	－	126,087千円

前連結会計年度		当連結会計年度	
②　未経過リース料期末残高相当額		②　未経過リース料期末残高相当額	
１年内	38,505千円	１年内	35,173千円
１年超	46,118千円	１年超	103,920千円
合計	84,623千円	合計	139,094千円
		リース資産減損勘定の残高	9,600千円
③　支払リース料、減価償却費相当額及び支払利息相当額		③　支払リース料、減価償却費相当額、支払利息相当額及び減損損失	
支払リース料	41,066千円	支払リース料	48,395千円
減価償却費相当額	38,839千円	減価償却費相当額	46,380千円
支払利息相当額	2,349千円	支払利息相当額	4,060千円
		減損損失	9,600千円
④　減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっています。		④　減価償却費相当額の算定方法 同左	
⑤　利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分については利息法によっております。		⑤　利息相当額の算定方法 同左	
２　オペレーティング・リース取引 未経過リース料		２　オペレーティング・リース取引 未経過リース料	
１年内	225,431千円	１年内	282,514千円
１年超	688,541千円	１年超	728,952千円
合計	913,973千円	合計	1,011,466千円
(減損損失について) リース資産に配分された減損損失はありません。		――――――	

（有価証券関係）

前連結会計年度（平成18年12月31日現在）

1　その他有価証券で時価のあるもの（平成18年12月31日現在）

種類	取得原価（千円）	連結決算日における連結貸借対照表計上額（千円）	差額（千円）
連結貸借対照表計上額が取得原価を超えるもの			
株式	6,885	10,612	3,726
債券	－	－	－
その他	－	－	－
小計	6,885	10,612	3,726
連結貸借対照表計上額が取得原価を超えないもの			
株式	2,695	2,229	△466
債券	－	－	－
その他	－	－	－
小計	2,695	2,229	△466
合計	9,580	12,841	3,260

2　売却したその他有価証券（自　平成18年１月１日　至　平成18年12月31日）

売却額（千円）	売却益の合計（千円）	売却損の合計（千円）
16	16	－

3　時価評価されていない有価証券（平成18年12月31日現在）

	連結貸借対照表計上額（千円）
その他有価証券	
①　譲渡性預金	125,875
②　非上場株式（注）	637,714
合計	763,589

（注）　当連結会計年度において、著しく実質価額の下落した有価証券に対して減損処理を行っており、その金額は非上場株式36,614千円、転換社債248,834千円であります。

当連結会計年度（平成19年12月31日現在）

1　その他有価証券で時価のあるもの（平成19年12月31日現在）

種類	取得原価（千円）	連結決算日における連結貸借対照表計上額（千円）	差額（千円）
連結貸借対照表計上額が取得原価を超えるもの			
株式	8,354	10,375	2,021
債券	―	―	―
その他	―	―	―
小計	8,354	10,375	2,021
連結貸借対照表計上額が取得原価を超えないもの			
株式	4,782	4,635	△147
債券	―	―	―
その他	―	―	―
小計	4,782	4,635	△147
合計	13,136	15,010	1,874

2　売却したその他有価証券（自　平成19年１月１日　至　平成19年12月31日）

売却額（千円）	売却益の合計（千円）	売却損の合計（千円）
1,162,656	636,015	403

3　時価評価されていない有価証券（平成19年12月31日現在）

	連結貸借対照表計上額（千円）
その他有価証券	
①　譲渡性預金	115,008
②　非上場株式	53,195
合計	168,204

(デリバティブ取引関係)

1．取引の状況に関する事項

前連結会計年度 (自　平成18年1月1日 至　平成18年12月31日)	当連結会計年度 (自　平成19年1月1日 至　平成19年12月31日)
1　取引の内容及び取引の利用目的 当社は、将来の取引市場での為替及び金利等の相場変動に伴うリスクの軽減、または資金調達のコスト低減を目的に、通貨及び金利に係わるデリバティブ取引を利用しております。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 ①　ヘッジ会計の方法 繰延ヘッジ処理及び金利スワップについて特例処理の要件を満たしている場合は、特例処理を採用しております。 ②　ヘッジ手段とヘッジ対象 ヘッジ手段　金利スワップ　　為替予約取引 ヘッジ対象　借入金の利息　　外貨建金銭債務 ③　ヘッジ方針 当社の市場リスク管理要領に基づき、外貨建取引の為替変動リスクを回避する目的で必要な範囲内で為替予約取引を行っております。また、借入金の金利変動リスクを回避する目的で金利スワップ取引を行っており、ヘッジ対象の識別は個別契約毎に行っております。 ④　ヘッジの有効性評価の方法 ヘッジ有効性の評価は、原則としてヘッジ取引開始時点から有効性評価時点までの期間において、ヘッジ対象及びヘッジ手段の相場変動またはキャッシュ・フロー変動の累計を比較し、両者の変動額等を基礎にして判断しております。 また、リスク管理方針に従って、以下の条件を満たす金利スワップを締結しております。 Ⅰ．金利スワップの想定元本と長期借入金の元本金額が一致している。 Ⅱ．金利スワップと長期借入金の契約期間及び満期が一致している。 Ⅲ．長期借入金の変動金利のインデックスと金利スワップで受払いされる変動金利のインデックスが一致している。 Ⅳ．長期借入金と金利スワップの金利改定条件が一致している。 Ⅴ．金利スワップの受払い条件がスワップ期間を通して一定である。 従って、特例処理の要件を満たす金利スワップについては決算日における有効性の評価を省略しております。	1　取引の内容及び取引の利用目的 当社は、将来の取引市場での為替及び金利等の相場変動に伴うリスクの軽減、または資金調達のコスト低減を目的に、通貨及び金利に係わるデリバティブ取引を利用しております。 なお、デリバティブ取引を利用してヘッジ会計を行っております。 ①　ヘッジ会計の方法 同左 ②　ヘッジ手段とヘッジ対象 同左 ③　ヘッジ方針 同左 ④　ヘッジの有効性評価の方法 同左

前連結会計年度 (自　平成18年１月１日 至　平成18年12月31日)	当連結会計年度 (自　平成19年１月１日 至　平成19年12月31日)
2　取引に対する取り組み方針及び取引に係わるリスクの内容 当社は、実需に基づく債権・債務を対象としてデリバティブ取引を行っており、投機及びトレーディング目的ではデリバティブ取引は行っておりません。当社が利用しているデリバティブ取引は、全て為替及び金利相場の急激な変動に対するリスクヘッジが目的であります。さらに、契約先の選定にあたっては信用リスクを充分に考慮しております。したがいまして、当社の利用しているデリバティブ取引に係わる市場リスク及び信用リスクは僅少であると認識しております。	2　取引に対する取り組み方針及び取引に係わるリスクの内容 同左
3　取引に係わるリスク管理体制 当社は、デリバティブ取引の実行及び管理は財務部にて行っております。財務部は、月ごとの取締役会にて取引内容を報告しております。 また、多額のデリバティブ取引については、取締役会の決定を得た上で実行しております。	3　取引に係わるリスク管理体制 同左

2．取引の時価等に関する事項

前連結会計年度(自　平成18年１月１日　至　平成18年12月31日)

デリバティブ取引の契約額等、時価及び評価損益

通貨関連

種類	前連結会計年度 (平成18年12月31日現在)			
	契約額等 (千円)	契約額等のうち１年超 (千円)	時価 (千円)	評価損益 (千円)
市場取引以外の取引				
為替予約取引				
買建				
米ドル	647,764	―	664,072	16,308
ニュージーランドドル	35,222	―	41,741	6,518
合計	682,986	―	705,814	22,827

(注) 1　時価の算定方法

為替予約取引・・・先物相場によっております。

2　上記の為替予約取引の買建は、輸入取引に係る支払に備える為のものであります。

3　ヘッジ会計を適用しているものについては、開示の対象から除いてあります。

当連結会計年度(自　平成19年１月１日　至　平成19年12月31日)

期末残高がないため、該当事項はありません。

（退職給付関係）

前連結会計年度（自　平成18年１月１日　至　平成18年12月31日）

1　採用している退職給付制度の概要

当社は退職金規程に基づく、退職一時金制度を採用しております。また、一部の海外連結子会社においても退職一時金制度を採用しております。

2　退職給付債務に関する事項

①退職給付債務の額	△609,807千円
②退職給付引当金の額	△605,444千円
③数理計算上の差異の未処理額	4,362千円

3　退職給付費用に関する事項

①退職給付費用の額	60,722千円
②勤務費用の額	47,150千円
③利息費用の額	7,157千円
④数理計算上の差異の費用処理額	6,414千円

4　退職給付債務等の計算の基礎に関する事項

①割引率	1.50%
②退職給付見込額の期間配分方法	期間定額基準
③その他の退職給付債務等の計算の基礎に関する事項	
数理計算上の差異の処理年数	８年（発生時の従業員の平均残存勤務期間内の一定の年数により、発生の翌期より費用処理することとしております。）

当連結会計年度（自　平成19年１月１日　至　平成19年12月31日）

1　採用している退職給付制度の概要

当社は退職金規程に基づく、退職一時金制度を採用しております。また、一部の海外連結子会社においても退職一時金制度を採用しております。

2　退職給付債務に関する事項

①退職給付債務の額	△612,435千円
②退職給付引当金の額	△612,244千円
③数理計算上の差異の未処理額	190千円

3　退職給付費用に関する事項

①退職給付費用の額	85,730千円
②勤務費用の額	77,169千円
③利息費用の額	7,478千円
④数理計算上の差異の費用処理額	1,082千円

4　退職給付債務等の計算の基礎に関する事項

①割引率	1.50　%
②退職給付見込額の期間配分方法	期間定額基準
③その他の退職給付債務等の計算の基礎に関する事項	
数理計算上の差異の処理年数	８年（発生時の従業員の平均残存勤務期間内の一定の年数により、発生の翌期より費用処理することとしております。）

（ストックオプション等関係）

前連結会計年度（自　平成18年１月１日　至　平成18年12月31日）

１．ストックオプションの内容、規模及びその変動状況

当連結会計年度において存在したストックオプションを対象とし、ストックオプションの数については株式数に換算して記載しております。

(1) ストックオプションの内容

ａ）提出会社

	平成10年１月８日総会決議 新株引受権	平成11年３月30日総会決議 新株引受権	平成11年12月20日総会決議 新株引受権
付与対象者の区分及び数	当社取締役　６名 当社従業員　83名	当社取締役　６名 当社従業員　54名	当社取締役　８名 当社従業員　89名
ストックオプション数	普通株式　160,000株	普通株式　101,000株	普通株式　150,000株
付与日	平成10年11月13日	平成11年12月１日	平成12年11月21日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成10年11月13日 至　平成12年１月８日	自　平成11年12月１日 至　平成13年３月30日	自　平成12年11月21日 至　平成13年12月21日
権利行使期間	自　平成12年１月８日 至　平成20年１月７日	自　平成13年３月30日 至　平成21年３月29日	自　平成13年12月21日 至　平成21年12月20日

	平成12年３月29日総会決議 新株引受権	平成14年３月27日総会決議 新株引受権	第１回新株予約権
付与対象者の区分及び数	当社取締役　15名 当社従業員　150名	当社従業員他　５名	当社取締役　４名 当社従業員　157名 関係会社従業員　22名
ストックオプション数	普通株式　200,000株	普通株式　58,000株	普通株式　269,300株
付与日	平成12年11月21日	平成14年４月15日	平成14年７月24日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成12年11月21日 至　平成14年３月30日	自　平成14年４月15日 至　平成16年３月30日	自　平成14年７月24日 至　平成16年６月７日
権利行使期間	自　平成14年３月30日 至　平成22年３月29日	自　平成16年３月30日 至　平成24年３月29日	自　平成16年６月７日 至　平成24年６月６日

	第２回新株予約権	第３回新株予約権	第４回新株予約権
付与対象者の区分及び数	当社取締役　１名 当社監査役　１名 当社従業員　15名	当社従業員　20名 関係会社従業員　９名	当社監査役　１名 当社従業員　５名 関係会社取締役　１名 関係会社従業員　５名
ストックオプション数	普通株式　65,600株	普通株式　140,500株	普通株式　1,800,000株
付与日	平成15年４月28日	平成15年８月25日	平成16年11月５日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成15年４月28日 至　平成16年６月７日	自　平成15年８月25日 至　平成17年３月26日	自　平成16年11月５日 至　平成17年３月24日
権利行使期間	自　平成16年６月７日 至　平成24年６月６日	自　平成17年３月26日 至　平成25年３月25日	自　平成17年３月24日 至　平成26年３月23日

	第５回新株予約権	第６回新株予約権	第７回新株予約権
付与対象者の区分及び数	関係会社取締役　８名 関係会社従業員　17名	当社取締役　　　１名 当社従業員　　　１名 関係会社取締役　２名 関係会社従業員　33名	当社取締役　　　２名 当社従業員　　　３名 関係会社取締役　１名 関係会社従業員　40名
ストックオプション数	普通株式　1,065,000株	普通株式　815,000株	普通株式　830,000株
付与日	平成16年12月14日	平成17年２月23日	平成17年３月18日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成16年12月14日 至　平成17年３月24日	自　平成17年２月23日 至　平成17年３月24日	自　平成17年３月18日 至　平成17年３月24日
権利行使期間	自　平成17年３月24日 至　平成26年３月23日	自　平成17年３月24日 至　平成26年３月23日	自　平成17年３月24日 至　平成26年３月23日

	第８回新株予約権	第11回新株予約権	第13回新株予約権
付与対象者の区分及び数	当社取締役　　　２名 当社監査役　　　１名 関係会社取締役　２名 関係会社従業員　２名	当社取締役　　　１名 当社従業員　　　11名 関係会社取締役　１名 関係会社従業員　65名	当社取締役　　　２名 当社従業員　　　２名 関係会社取締役　１名 関係会社従業員　８名
ストックオプション数	普通株式　500,000株	普通株式　2,000,000株	普通株式　770,000株
付与日	平成17年３月31日	平成18年２月27日	平成18年６月８日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成17年３月31日 至　平成18年３月23日	自　平成18年２月27日 至　平成20年２月27日	自　平成18年６月８日 至　平成20年６月８日
権利行使期間	自　平成18年３月23日 至　平成27年３月22日	自　平成20年２月27日 至　平成27年３月22日	自　平成20年６月８日 至　平成28年３月29日

ｂ）関係会社

Allied Telesis Inc.

	1988年ストックオプション	1998年ストックオプション
付与対象者の区分及び数	当社従業員　　　　39名 関係会社従業員等　７名	当社従業員　　　　250名 関係会社従業員等　75名
ストックオプション数	4,108,835株	4,518,770株
付与日	1988年11月～1998年８月	1999年１月～2006年12月
権利確定条件	付与日以降、１年間継続して勤務していること	付与日以降、１年間継続して勤務していること
対象勤務期間	付与日から４年間	付与日から４年間
権利行使期間	権利確定から10年間	権利確定から10年間

(2) ストックオプションの規模及びその変動状況

① ストックオプションの数

a）提出会社

	平成10年１月８日総会決議 新株引受権	平成11年３月30日総会決議 新株引受権	平成11年12月20日総会決議 新株引受権
権利確定前　(株)			
前連結会計年度末	−	−	−
付与	−	−	−
失効	−	−	−
権利確定	−	−	−
未確定残	−	−	−
権利確定後　(株)			
前連結会計年度末	8,000	42,000	79,800
権利確定	−	−	−
権利行使	−	−	11,700
失効	−	500	−
未行使残	8,000	41,500	68,100

	平成12年３月29日総会決議 新株引受権	平成14年３月27日総会決議 新株引受権	第１回新株予約権
権利確定前　(株)			
前連結会計年度末	−	−	−
付与	−	−	−
失効	−	−	−
権利確定	−	−	−
未確定残	−	−	−
権利確定後　(株)			
前連結会計年度末	93,100	28,000	197,000
権利確定	−	−	−
権利行使	3,700	−	400
失効	3,300	−	22,000
未行使残	86,100	28,000	174,600

	第２回新株予約権	第３回新株予約権	第４回新株予約権
権利確定前　(株)			
前連結会計年度末	−	−	−
付与	−	−	−
失効	−	−	−
権利確定	−	−	−
未確定残	−	−	−
権利確定後　(株)			
前連結会計年度末	51,000	53,500	1,279,000
権利確定	−	−	−
権利行使	−	200	113,000
失効	2,500	5,000	210,000
未行使残	48,500	48,300	956,000

	第５回新株予約権	第６回新株予約権	第７回新株予約権
権利確定前　　　（株）			
前連結会計年度末	－	－	－
付与	－	－	－
失効	－	－	－
権利確定	－	－	－
未確定残	－	－	－
権利確定後　　　（株）			
前連結会計年度末	813,000	720,000	727,000
権利確定	－	－	－
権利行使	88,000	12,000	12,000
失効	226,000	122,000	151,000
未行使残	499,000	586,000	564,000

	第８回新株予約権	第11回新株予約権	第13回新株予約権
権利確定前　　　（株）			
前連結会計年度末	－	－	－
付与	－	2,000,000	770,000
失効	－	230,000	100,000
権利確定	－	－	－
未確定残	－	1,770,000	670,000
権利確定後　　　（株）			
前連結会計年度末	500,000	－	－
権利確定	－	－	－
権利行使	－	－	－
失効	－	－	－
未行使残	500,000	－	－

ｂ）関係会社

Allied Telesis Inc.

	1988年ストックオプション	1998年ストックオプション
権利確定前　　　（株）		
前連結会計年度末	－	477,912
付与	－	266,500
失効	－	138,725
権利確定	－	238,387
未確定残	－	367,300
権利確定後　　　（株）		
前連結会計年度末	1,917,089	1,625,309
権利確定	－	238,387
権利行使	－	－
失効	47,779	476,774
未行使残	1,869,310	1,386,922

② 単価情報

a）提出会社

	平成10年１月８日総会決議 新株引受権	平成11年３月30日総会決議 新株引受権	平成11年12月20日総会決議 新株引受権
権利行使価格 (円)	200	200	310
行使時平均株価 (円)	―	528	―
公正な評価単価 （付与日） (円)	―	―	―

	平成12年３月29日総会決議 新株引受権	平成14年３月27日総会決議 新株引受権	第１回新株予約権
権利行使価格 (円)	400	421	409
行使時平均株価 (円)	599	―	812
公正な評価単価 （付与日） (円)	―	―	―

	第２回新株予約権	第３回新株予約権	第４回新株予約権
権利行使価格 (円)	275	235	239
行使時平均株価 (円)	―	475	506
公正な評価単価 （付与日） (円)	―	―	―

	第５回新株予約権	第６回新株予約権	第７回新株予約権
権利行使価格 (円)	170	288	336
行使時平均株価 (円)	390	572	652
公正な評価単価 （付与日） (円)	―	―	―

	第８回新株予約権	第11回新株予約権	第13回新株予約権
権利行使価格 (円)	406	573	290
行使時平均株価 (円)	―	―	―
公正な評価単価 （付与日） (円)	―	―	204－220

（注） 行使時平均株価は、行使日を含む月の東京証券取引所における当社株式の日々の終値の平均（円未満は四捨五入）であり、行使月が複数の場合は、それぞれの月の東京証券取引所における当社株式の日々の終値の平均の合計の平均値（円未満は四捨五入）であります。

b）関係会社

Allied Telesis Inc.

	1988年ストックオプション	1998年ストックオプション
権利行使価格 (米ドル)	―	―
行使時平均株価 (米ドル)	―	―
公正な評価単価 （付与日） (米ドル)	0.12－1.50	3.00

2．ストックオプションの公正な評価単価の見積方法

当連結会計年度において付与されたストックオプションについての公正な評価単価の見積方法は以下のとおりであります。

(1) 使用した評価技法

ストックオプション名	第13回新株予約権	1988年ストックオプション	1998年ストックオプション
使用した評価技法	ブラック・ショールズ式	ブラック・ショールズ式	ブラック・ショールズ式

(2) 主な基礎数値

ストックオプション名	第13回新株予約権	1988年ストックオプション	1998年ストックオプション
株価変動性	85.56%	75%	75%
予想残存期間	5.9～7.4年	４年	0.5～3.5年
予想配当（利回り）	0.17%	－	－
無リスク利子率	1.63%	3.185%～4.745%	3.185%～4.745%

(3) 主な基礎数値の見積方法

ストックオプション名	第13回新株予約権	1988年ストックオプション	1998年ストックオプション
株価変動性	５年10ヵ月間（2000年８月から2006年５月まで）のボラティリティに基づき算定した。	－	－
予想残存期間	十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っている。	付与日において権利が確定するものと推定して見積っている。	付与日において権利が確定するものと推定して見積っている。
予想配当	過去の実績に基づき算定した。	－	－
無リスク利子率	1996年６月から2006年５月までの期間の10年物国債の平均利回りである。	セントルイス連邦準備銀行の５年物債券の平均利回りである。	セントルイス連邦準備銀行の５年物債券の平均利回りである。

3．ストックオプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

4．連結財務諸表への影響額

ストックオプション制度による株式報酬費用　　　　　51,914千円

当連結会計年度（自　平成19年１月１日　至　平成19年12月31日）

１．ストックオプションの内容、規模及びその変動状況

当連結会計年度において存在したストックオプションを対象とし、ストックオプションの数については株式数に換算して記載しております。

(1) ストックオプションの内容

ａ）提出会社

	平成10年１月８日総会決議 新株引受権	平成11年３月30日総会決議 新株引受権	平成11年12月20日総会決議 新株引受権
付与対象者の区分及び数	当社取締役　６名 当社従業員　83名	当社取締役　６名 当社従業員　54名	当社取締役　８名 当社従業員　89名
ストックオプション数	普通株式　160,000株	普通株式　101,000株	普通株式　150,000株
付与日	平成10年11月13日	平成11年12月１日	平成12年11月21日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成10年11月13日 至　平成12年１月８日	自　平成11年12月１日 至　平成13年３月30日	自　平成12年11月21日 至　平成13年12月21日
権利行使期間	自　平成12年１月８日 至　平成20年１月７日	自　平成13年３月30日 至　平成21年３月29日	自　平成13年12月21日 至　平成21年12月20日

	平成12年３月29日総会決議 新株引受権	平成14年３月27日総会決議 新株引受権	第１回新株予約権
付与対象者の区分及び数	当社取締役　15名 当社従業員　150名	当社従業員他　５名	当社取締役　４名 当社従業員　157名 関係会社従業員　22名
ストックオプション数	普通株式　200,000株	普通株式　58,000株	普通株式　269,300株
付与日	平成12年11月21日	平成14年４月15日	平成14年７月24日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成12年11月21日 至　平成14年３月30日	自　平成14年４月15日 至　平成16年３月30日	自　平成14年７月24日 至　平成16年６月７日
権利行使期間	自　平成14年３月30日 至　平成22年３月29日	自　平成16年３月30日 至　平成24年３月29日	自　平成16年６月７日 至　平成24年６月６日

	第２回新株予約権	第３回新株予約権	第４回新株予約権
付与対象者の区分及び数	当社取締役　１名 当社監査役　１名 当社従業員　15名	当社従業員　20名 関係会社従業員　９名	当社監査役　１名 当社従業員　５名 関係会社取締役　１名 関係会社従業員　５名
ストックオプション数	普通株式　65,600株	普通株式　140,500株	普通株式　1,800,000株
付与日	平成15年４月28日	平成15年８月25日	平成16年11月５日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成15年４月28日 至　平成16年６月７日	自　平成15年８月25日 至　平成17年３月26日	自　平成16年11月５日 至　平成17年３月24日
権利行使期間	自　平成16年６月７日 至　平成24年６月６日	自　平成17年３月26日 至　平成25年３月25日	自　平成17年３月24日 至　平成26年３月23日

	第５回新株予約権	第６回新株予約権	第７回新株予約権
付与対象者の区分及び数	関係会社取締役　８名 関係会社従業員　17名	当社取締役　１名 当社従業員　１名 関係会社取締役　２名 関係会社従業員　33名	当社取締役　２名 当社従業員　３名 関係会社取締役　１名 関係会社従業員　40名
ストックオプション数	普通株式　1,065,000株	普通株式　815,000株	普通株式　830,000株
付与日	平成16年12月14日	平成17年２月23日	平成17年３月18日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成16年12月14日 至　平成17年３月24日	自　平成17年２月23日 至　平成17年３月24日	自　平成17年３月18日 至　平成17年３月24日
権利行使期間	自　平成17年３月24日 至　平成26年３月23日	自　平成17年３月24日 至　平成26年３月23日	自　平成17年３月24日 至　平成26年３月23日

	第８回新株予約権	第11回新株予約権	第13回新株予約権
付与対象者の区分及び数	当社取締役　２名 当社監査役　１名 関係会社取締役　２名 関係会社従業員　２名	当社取締役　１名 当社従業員　11名 関係会社取締役　１名 関係会社従業員　65名	当社取締役　２名 当社従業員　２名 関係会社取締役　１名 関係会社従業員　８名
ストックオプション数	普通株式　500,000株	普通株式　2,000,000株	普通株式　770,000株
付与日	平成17年３月31日	平成18年２月27日	平成18年６月８日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成17年３月31日 至　平成18年３月23日	自　平成18年２月27日 至　平成20年２月27日	自　平成18年６月８日 至　平成20年６月８日
権利行使期間	自　平成18年３月23日 至　平成27年３月22日	自　平成20年２月27日 至　平成27年３月22日	自　平成20年６月８日 至　平成28年３月29日

	第15回新株予約権	第16回新株予約権
付与対象者の区分及び数	当社従業員　４名 関係会社取締役　４名 関係会社従業員　４名	当社取締役　５名 当社監査役　１名 社外協力者　１名
ストックオプション数	普通株式　475,000株	普通株式　4,525,000株
付与日	平成19年11月16日	平成19年11月16日
権利確定条件	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する	権利行使日において当社又は関係会社の取締役、監査役及び従業員の地位にあることを要する
対象勤務期間	自　平成19年11月16日 至　平成21年11月６日	自　平成19年11月16日 至　平成19年11月16日
権利行使期間	自　平成21年11月６日 至　平成29年３月28日	自　平成19年11月16日 至　平成29年３月28日

b）関係会社

Allied Telesis Inc.

	1988年ストックオプション	1998年ストックオプション
付与対象者の区分及び数	当社従業員 39名 関係会社従業員等 7名	当社従業員 250名 関係会社従業員等 75名
ストックオプション数	4,108,835株	4,518,770株
付与日	1988年11月～1998年8月	1999年1月～2006年12月
権利確定条件	付与日以降、1年間継続して勤務していること	付与日以降、1年間継続して勤務していること
対象勤務期間	付与日から4年間	付与日から4年間
権利行使期間	権利確定から10年間	権利確定から10年間

(2) ストックオプションの規模及びその変動状況

① ストックオプションの数

a）提出会社

	平成10年1月8日総会決議 新株引受権	平成11年3月30日総会決議 新株引受権	平成11年12月20日総会決議 新株引受権
権利確定前 (株)			
前連結会計年度末	－	－	－
付与	－	－	－
失効	－	－	－
権利確定	－	－	－
未確定残	－	－	－
権利確定後 (株)			
前連結会計年度末	8,000	41,500	68,100
権利確定	－	－	－
権利行使	－	－	－
失効	－	14,500	11,500
未行使残	8,000	27,000	56,600

	平成12年3月29日総会決議 新株引受権	平成14年3月27日総会決議 新株引受権	第1回新株予約権
権利確定前 (株)			
前連結会計年度末	－	－	－
付与	－	－	－
失効	－	－	－
権利確定	－	－	－
未確定残	－	－	－
権利確定後 (株)			
前連結会計年度末	86,100	28,000	174,600
権利確定	－	－	－
権利行使	－	－	－
失効	9,000	－	8,300
未行使残	77,100	28,000	166,300

	第２回新株予約権	第３回新株予約権	第４回新株予約権
権利確定前　（株）			
前連結会計年度末	－	－	－
付与	－	－	－
失効	－	－	－
権利確定	－	－	－
未確定残	－	－	－
権利確定後　（株）			
前連結会計年度末	48,500	48,300	956,000
権利確定	－	－	－
権利行使	－	－	－
失効	6,000	3,400	150,000
未行使残	42,500	44,900	806,000

	第５回新株予約権	第６回新株予約権	第７回新株予約権
権利確定前　（株）			
前連結会計年度末	－	－	－
付与	－	－	－
失効	－	－	－
権利確定	－	－	－
未確定残	－	－	－
権利確定後　（株）			
前連結会計年度末	499,000	586,000	564,000
権利確定	－	－	－
権利行使	－	－	－
失効	90,000	80,000	142,000
未行使残	409,000	506,000	422,000

	第８回新株予約権	第11回新株予約権	第13回新株予約権
権利確定前　（株）			
前連結会計年度末	－	1,770,000	670,000
付与	－	－	－
失効	－	490,000	250,000
権利確定	－	－	－
未確定残	－	1,280,000	420,000
権利確定後　（株）			
前連結会計年度末	500,000	－	－
権利確定	－	－	－
権利行使	－	－	－
失効	－	－	－
未行使残	500,000	－	－

	第15回新株予約権	第16回新株予約権
権利確定前　　　　（株）		
前連結会計年度末	－	－
付与	475,000	4,525,000
失効	－	－
権利確定	－	4,525,000
未確定残	475,000	－
権利確定後　　　　（株）		
前連結会計年度末	－	－
権利確定	－	4,525,000
権利行使	－	－
失効	－	－
未行使残	－	4,525,000

b）関係会社

Allied Telesis Inc.

	1988年ストックオプション	1998年ストックオプション
権利確定前　　　　（株）		
前連結会計年度末	－	367,300
付与	－	300,000
失効	－	256,642
権利確定	－	58,783
未確定残	－	351,875
権利確定後　　　　（株）		
前連結会計年度末	1,869,310	1,386,922
権利確定	－	58,783
権利行使	－	－
失効	1,869,310	408,615
未行使残	－	1,037,090

② 単価情報

a）提出会社

	平成10年１月８日総会決議 新株引受権	平成11年３月30日総会決議 新株引受権	平成11年12月20日総会決議 新株引受権
権利行使価格 (円)	200	200	310
行使時平均株価 (円)	－	－	－
公正な評価単価 (付与日) (円)	－	－	－

	平成12年３月29日総会決議 新株引受権	平成14年３月27日総会決議 新株引受権	第１回新株予約権
権利行使価格 (円)	400	421	409
行使時平均株価 (円)	－	－	－
公正な評価単価 (付与日) (円)	－	－	－

	第２回新株予約権	第３回新株予約権	第４回新株予約権
権利行使価格 (円)	275	235	239
行使時平均株価 (円)	－	－	－
公正な評価単価 (付与日) (円)	－	－	－

	第５回新株予約権	第６回新株予約権	第７回新株予約権
権利行使価格 (円)	170	288	336
行使時平均株価 (円)	－	－	－
公正な評価単価 (付与日) (円)	－	－	－

	第８回新株予約権	第11回新株予約権	第13回新株予約権
権利行使価格 (円)	406	573	290
行使時平均株価 (円)	－	－	－
公正な評価単価 (付与日) (円)	－	－	204-220

	第15回新株予約権	第16回新株予約権
権利行使価格 (円)	63	63
行使時平均株価 (円)	－	－
公正な評価単価 (付与日) (円)	42-46	39

（注） 行使時平均株価は、行使日を含む月の東京証券取引所における当社株式の日々の終値の平均（円未満は四捨五入）であり、行使月が複数の場合は、それぞれの月の東京証券取引所における当社株式の日々の終値の平均の合計の平均値（円未満は四捨五入）であります。

b）関係会社

Allied Telesis Inc.

	1988年ストックオプション	1998年ストックオプション
権利行使価格 (米ドル)	－	－
行使時平均株価 (米ドル)	－	－
公正な評価単価 (付与日) (米ドル)	0.12-1.50	3.00

2．ストックオプションの公正な評価単価の見積方法

当連結会計年度において付与されたストックオプションについての公正な評価単価の見積方法は以下のとおりであります。

(1) 使用した評価技法

ストックオプション名	第15回新株予約権	第16回新株予約権
使用した評価技法	ブラック・ショールズ式	ブラック・ショールズ式

(2) 主な基礎数値

ストックオプション名	第15回新株予約権	第16回新株予約権
株価変動性	81.28%	81.28%
予想残存期間	5.6〜7.1年	4.6年
予想配当（利回り）	0.14%	0.14%
無リスク利子率	1.50%	1.50%

(3) 主な基礎数値の見積方法

ストックオプション名	第15回新株予約権	第16回新株予約権
株価変動性	70ヶ月間（2002年1月から2007年10月まで）のボラティリティに基づき算定した。	70ヶ月間（2002年1月から2007年10月まで）のボラティリティに基づき算定した。
予想残存期間	十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っている。	十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っている。
予想配当	過去の実績に基づき算定した。	過去の実績に基づき算定した。
無リスク利子率	1997年11月から2007年10月までの期間の日本国債10年物平均利回りである。	1997年11月から2007年10月までの期間の日本国債10年物平均利回りである。

3．ストックオプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

4．連結財務諸表への影響額

（1）ストックオプションに係わる当連結会計年度における費用計上額及び科目名
販売費及び一般管理費の株式報酬費用　215,819 千円

（2）権利不行使による失効により当連結会計年度に利益として計上した金額
特別利益の新株予約権戻入益　9,151 千円

（税効果会計関係）

前連結会計年度（平成18年12月31日現在）

1　繰延税金資産及び繰延税金負債の発生の主な原因別内訳

繰延税金資産	
たな卸資産評価損	453,576千円
減価償却費	108,639千円
繰越欠損金	2,098,844千円
研究開発費	1,984,124千円
退職給付引当金	198,465千円
投資有価証券減損処理	199,296千円
その他	561,191千円
評価性引当額	△5,604,138千円
繰延税金資産合計	－千円
繰延税金負債	
為替予約	34,310千円
その他有価証券評価差額金	24,891千円
その他	9,121千円
繰延税金負債合計	68,324千円
繰延税金負債総額	68,324千円

2　法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

国内の法定実効税率	40.7%
（調整）	
海外子会社の税率差異	△16.1%
受取配当金等永久差異	1.9%
住民税均等割等	△0.4%
のれん償却	△8.3%
未実現利益の消去における適用税率差異	△1.5%
評価性引当額	△76.9%
その他	△1.5%
税効果会計適用後の法人税等の負担率	△62.1%

当連結会計年度（平成19年12月31日現在）

1　繰延税金資産及び繰延税金負債の発生の主な原因別内訳

繰延税金資産	
たな卸資産評価損	456,419千円
減価償却費	186,684千円
繰越欠損金	2,118,213千円
試験研究費税額控除	1,754,182千円
退職給付引当金	208,018千円
投資有価証券減損処理	98,544千円
減損損失	138,480千円
その他	565,261千円
評価性引当額	△5,525,805千円
繰延税金資産合計	－千円
繰延税金負債	
その他有価証券評価差額金	822千円
その他	8,964千円
繰延税金負債合計	9,786千円
繰延税金負債総額	9,786千円

2　法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

法定実効税率	40.7%
（調整）	
海外子会社の税率差異	43.3%
永久差異	3.8%
住民税均等割等	5.1%
過年度法人税等	3.2%
未実現利益の消去における適用税率差異	△10.4%
試験研究費税額控除	△8.2%
評価性引当額	15.6%
その他	0.1%
税効果会計適用後の法人税等の負担率	93.2%

（セグメント情報）

【事業の種類別セグメント情報】

前連結会計年度（自　平成18年１月１日　至　平成18年12月31日）及び当連結会計年度（自　平成19年１月１日　至　平成19年12月31日）において、当連結グループは、情報通信・ネットワーク関連事業のみを行っているため、事業の種類別セグメント情報の記載は省略しております。

【所在地別セグメント情報】

前連結会計年度（自　平成18年１月１日　至　平成18年12月31日）

	日本 (千円)	欧米 (千円)	アジア・オセアニア (千円)	計 (千円)	消去又は全社 (千円)	連結 (千円)
Ⅰ　売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	28,363,034	21,525,777	2,840,936	52,729,748	－	52,729,748
(2) セグメント間の内部売上高又は振替高	1,433,815	584,438	15,923,287	17,941,541	(17,941,541)	－
計	29,796,850	22,110,215	18,764,223	70,671,289	(17,941,541)	52,729,748
営業費用	31,328,309	23,625,545	19,232,546	74,186,402	(18,070,968)	56,115,433
営業損失	1,531,459	1,515,330	468,323	3,515,113	129,427	3,385,685
Ⅱ　資産	31,886,672	15,155,231	14,673,732	61,715,637	(28,709,370)	33,006,267

（注）１　国又は地域の区分は、地理的近接度によっております。

２　本邦以外の区分に属する主な国又は地域

(1) 欧米……アメリカ、カナダ、イギリス、フランス、ドイツ、オランダ、イタリア

(2) アジア・オセアニア……シンガポール、中国、オーストラリア、ニュージーランド、大韓民国

３　（会計処理の変更）に記載のとおり、当連結会計年度より、「ストック・オプション等に関する会計基準」（企業会計基準委員会　平成17年12月27日　企業会計基準第８号）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準委員会　最終改正平成18年５月31日　企業会計基準適用指針第11号）を適用しております。これにより、「日本」において株式報酬費用24,524千円が費用として計上され、営業損失が24,524千円増加しております。また、米国においては、「株式を基礎とした報酬の会計処理」（米国財務会計基準審議会（ＦＡＳＢ）平成16年12月　改訂ＳＦＡＳ第123号）を適用しております。これにより、「欧米」において株式報酬費用27,389千円が費用として計上され、営業損失が27,389千円増加しております。

当連結会計年度（自　平成19年１月１日　至　平成19年12月31日）

	日本 (千円)	欧米 (千円)	アジア・オセアニア (千円)	計 (千円)	消去又は全社 (千円)	連結 (千円)
Ⅰ　売上高及び営業損益 売上高 (1) 外部顧客に対する売上高	26,847,708	23,355,081	3,696,908	53,899,698	－	53,899,698
(2) セグメント間の内部売上高又は振替高	1,427,746	505,387	13,397,243	15,330,377	(15,330,377)	－
計	28,275,454	23,860,468	17,094,152	69,230,075	(15,330,377)	53,899,698
営業費用	27,572,256	23,375,092	17,178,198	68,125,546	(15,679,698)	52,445,848
営業利益又は営業損失（△）	703,198	485,375	△84,046	1,104,527	349,323	1,453,850
Ⅱ　資産	25,358,911	14,752,802	13,387,953	53,499,666	(25,458,694)	28,040,972

（注）１　国又は地域の区分は、地理的近接度によっております。

２　本邦以外の区分に属する主な国又は地域

(1) 欧米……アメリカ、カナダ、イギリス、フランス、ドイツ、オランダ、イタリア

(2) アジア・オセアニア……シンガポール、中国、オーストラリア、ニュージーランド、大韓民国

【海外売上高】

前連結会計年度（自　平成18年１月１日　至　平成18年12月31日）

	北米	欧州	アジア・オセアニア	計
Ⅰ　海外売上高（千円）	9,120,355	12,405,421	2,840,936	24,366,713
Ⅱ　連結売上高（千円）	―	―	―	52,729,748
Ⅲ　連結売上高に占める海外売上高の割合（％）	17.3	23.5	5.4	46.2

（注）１　国又は地域の区分は、地理的近接度によっております。

２　本邦以外の区分に属する主な国又は地域

(1) 北米……アメリカ、カナダ

(2) 欧州……イギリス、フランス、ドイツ、オランダ、イタリア

(3) アジア・オセアニア……シンガポール、中国、オーストラリア、ニュージーランド、大韓民国

３　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

当連結会計年度（自　平成19年１月１日　至　平成19年12月31日）

	北米	欧州	アジア・オセアニア	計
Ⅰ　海外売上高（千円）	9,224,503	14,130,578	3,696,908	27,051,990
Ⅱ　連結売上高（千円）	―	―	―	53,899,698
Ⅲ　連結売上高に占める海外売上高の割合（％）	17.1	26.2	6.9	50.2

（注）１　国又は地域の区分は、地理的近接度によっております。

２　本邦以外の区分に属する主な国又は地域

(1) 北米……アメリカ、カナダ

(2) 欧州……イギリス、フランス、ドイツ、オランダ、イタリア

(3) アジア・オセアニア……シンガポール、中国、オーストラリア、ニュージーランド、大韓民国

３　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

（関連当事者との取引）

前連結会計年度（自　平成18年１月１日　至　平成18年12月31日）

役員及び個人主要株主等

属性	会社等の名称	住所	資本金又は出資金（千円）	事業の内容又は職業	議決権等の所有（被所有）割合	関係内容		取引の内容	取引金額（千円）	科目	期末残高（千円）
						役員の兼任等	事実上の関係				
役員及び主要株主	大嶋章禎	－	－	当社代表取締役会長	（被所有）直接32.1％ 間接 9.6％	－	－	新株予約権の引受（注１）	65,000	－	－
役員及び主要株主	大嶋章禎	－	－	当社代表取締役会長	（被所有）直接32.1％ 間接 9.6％	－	－	新株予約権の未行使による消却（注２）	65,000	－	－

（注１）　取引条件及び取引条件の決定方針等

１．平成18年１月19日開催の取締役会で決議された平成18年２月６日発行の第10回新株予約権の引受であります。

２．当社が運転資金を調達することを目的に実施しており、取引条件は、株式市場の状況や当社の財務状況を踏まえ、決定したものであります。

３．上記金額の取引金額には、消費税等は含まれておりません。

（注２）　取引条件及び取引条件の決定方針等

１．平成18年８月30日開催の取締役会で決議された平成18年９月１日実施の第10回新株予約権の消却であります。

２．当社が別途決議した新株予約権付社債の発行により、運転資金を調達することになったため、全部消却を行ったものであります。

３．上記金額の取引金額には、消費税等は含まれておりません。

当連結会計年度（自　平成19年１月１日　至　平成19年12月31日）

役員及び個人主要株主等

属性	会社等の名称	住所	資本金又は出資金（千円）	事業の内容又は職業	議決権等の所有（被所有）割合(％)	関係内容		取引の内容	取引金額（千円）	科目	期末残高（千円）
						役員の兼任等	事業上の関係				
役員及び主要株主	大嶋　章禎	－	－	当社取締役	（被所有）直接22.4％ 間接 6.7％	－	－	新株予約権の付与（注1,2）	－	－	－
役員	小谷　　淳	－	－	当社取締役	（被所有）直接 0.4％	－	－	新株予約権の付与（注1,2）	－	－	－
役員	杉原　智行	－	－	当社取締役	（被所有）直接 0.0％	－	－	新株予約権の付与（注1,2）	－	－	－
役員	若菜　　忠	－	－	当社取締役	－	－	－	新株予約権の付与（注1,2）	－	－	－
役員	Richard Andrew Gephardt	－	－	当社取締役	－	－	－	新株予約権の付与（注1,2）	－	－	－
役員が議決権の過半数を自己の計算において有している会社等	Gephardt Group, LLC	米国、デラウェア州	－	業務コンサルティング	－	役員の兼任　１人	－	業務コンサルティング料の支払(注3)	24,734	－	－
役員	小嶋喜八郎	－	－	当社監査役	－	－	－	新株予約権の付与（注1,2）	－	－	－

（注）　取引条件及び取引条件の決定方針等

１．平成19年11月６日開催の取締役会で決議された平成19年11月16日発行の第16回新株予約権（ストックオプション）の付与であります。

２．第16回新株予約権は無償で発行されております。

３．業務コンサルティング委託における取引条件及び取引条件の決定方針等については、相互の交渉に基づいて、金額を決定しております。

（１株当たり情報）

項目	前連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）	当連結会計年度 （自　平成19年１月１日 至　平成19年12月31日）
１株当たり純資産額	76円16銭	81円23銭
１株当たり当期純利益額又は純損失額(△)	△84円84銭	0円30銭
潜在株式調整後１株当たり当期純利益	－	0円30銭
	潜在株式調整後１株当たり当期純利益金額については、１株当たり当期純損失が計上されているため記載しておりません。	――――

（注）　１株当たり当期純利益又は純損失及び潜在株式調整後１株当たり当期純利益の算定上の基礎は以下のとおりであります。

	前連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）	当連結会計年度 （自　平成19年１月１日 至　平成19年12月31日）
１株当たり当期純利益又は純損失		
連結損益計算書上の当期純利益又は当期純損失(△)	△8,075,840千円	44,402千円
普通株式に係る当期純利益又は当期純損失(△)	△8,075,840千円	44,402千円
普通株式の期中平均株式数	95,191,365株	145,673,014株
潜在株式調整後１株当たり当期純利益		
当期純利益調整額	－	－
普通株式増加数	－	876,572株
（うち、新株予約権）	(－)	(876,572株)
希薄化効果を有しないため、潜在株式調整後１株当たりの当期純利益の算定に含めなかった潜在株式の概要	－	新株予約権12種類　9,596,700株 新株引受権５種類　196,700株

（重要な後発事象）

前連結会計年度 （自　平成18年１月１日 至　平成18年12月31日）	当連結会計年度 （自　平成19年１月１日 至　平成19年12月31日）
１．新株予約権付社債に付された新株予約権の行使による増資 平成19年１月１日から平成19年２月28日までの間に、2010年満期ユーロ円建無担保転換社債型新株予約権付社債に付された新株予約権の権利行使があり、資本金及び資本準備金が増加いたしました。内容は以下のとおりであります。 増加した株式の種類及び数 普通株式　20,703,313株 増加した資本金　1,212,500千円 増加した資本準備金　1,212,500千円	――――――
２．新株予約権付社債の買入消却 平成19年２月22日開催の当社取締役会において、アライドテレシスホールディングス株式会社2010年満期無担保転換社債型新株予約権付社債の未償還額の全額を買入消却することを決議し、平成19年３月８日に未償還額全額の14億50百万円の買入消却を実施いたしました。 (1) 買入消却の理由 本社債発行要項における償還条項に基づき、本社債権者との協議のうえ、本社債権者より未償還額の全額を買入れ、消却するものであります。 (2) 買入消却額及び買入消却の方法 買入消却予定日における未償還額全額の買入消却による。 (3) 買入価格 額面100円につき104円 (4) 業績に与える影響 今回の買入消却により、58百万円の消却損が発生いたしました。	――――――

<table>
<tr><th>前連結会計年度
(自　平成18年１月１日
至　平成18年12月31日)</th><th>当連結会計年度
(自　平成19年１月１日
至　平成19年12月31日)</th></tr>
<tr><td>３．第三者割当による新株予約権の発行
　平成19年３月９日開催の当社取締役会において、アライドテレシスホールディングス株式会社第14回新株予約権の発行を決議し、第三者割当契約を締結するとともに、平成19年３月26日に全額の払込を受けております。
(1) 募集の条件
新株予約権の数：300個
目的となる株式の数：25,200,000株
発行価額の総額：10,500,000円
(新株予約権１個あたり35,000円)
払込期日：平成19年３月26日（月）
当初行使価額：125円
行使期間：
2007年３月26日から2011年３月25日まで
(2) 割当先の概要及び当社と割当先との関係
<table>
<tr><td colspan="2">割当予定先の氏名又は名称</td><td>Lehman Brothers Commercial Corporation Asia Limited</td></tr>
<tr><td colspan="2">割当新株予約権</td><td>300個</td></tr>
<tr><td colspan="2">払込金額</td><td>10,500,000円</td></tr>
<tr><td rowspan="2">割当先予定先の内容</td><td>住所</td><td>Level 26, Two International Finance Centre, 8 Finance Street, Central, Hong Kong</td></tr>
<tr><td>代表者の氏名</td><td>Cheung Ming Joseph</td></tr>
<tr><td rowspan="3">当社との関係</td><td>出資関係</td><td>該当事項なし</td></tr>
<tr><td>取引関係等</td><td>該当事項なし</td></tr>
<tr><td>人的関係</td><td>該当事項なし</td></tr>
</table>
</td><td>――――――</td></tr>
</table>

⑤【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高（千円）	当期末残高（千円）	利率（%）	担保	償還期限
アライドテレシスホールディングス㈱	第2回無担保社債	平成17年9月30日	532,000	264,000 (264,000)	6ヶ月 TIBOR＋0.15%	―	平成20年9月30日
アライドテレシスホールディングス㈱	2010年満期ユーロ円建無担保転換社債型新株予約権付社債（注）2	平成18年9月21日	4,050,000	―	―	―	平成22年9月17日
合計（注）1，3	―	―	4,582,000 (268,000)	264,000 (264,000)	―	―	―

（注）1　「期末残高」欄の（内書）は、1年内償還予定の金額であります。

2　2010年満期ユーロ円建無担保転換社債型新株予約権付社債に関しては、平成19年3月8日に未償還額の全額を買入消却しております。

3　連結決算日後5年間の償還予定額は以下のとおりであります。

1年以内（千円）	1年超2年以内（千円）	2年超3年以内（千円）	3年超4年以内（千円）	4年超5年以内（千円）
264,000	―	―	―	―

【借入金等明細表】

区分	前期末残高（千円）	当期末残高（千円）	平均利率（%）（注）1	返済期限
短期借入金	4,351,281	3,671,140	13.393	―
1年以内に返済予定の長期借入金	3,247,295	1,081,178	2.496	―
長期借入金（1年以内に返済予定のものを除く。）（注）2	1,326,178	467,460	8.38	平成29年
合計	8,924,754	5,219,788	―	―

（注）1　「平均利率」については、借入金等の期末残高に対する加重平均利率を記載しております。

2　長期借入金及びその他の有利子負債（1年以内に返済予定のものを除く。）の連結決算日後5年以内における返済予定額は以下のとおりであります。

1年超2年以内（千円）	2年超3年以内（千円）	3年超4年以内（千円）	4年超5年以内（千円）
83,790	52,920	52,920	52,920

（2）【その他】

該当事項はありません。

2【財務諸表等】

(1)【財務諸表】

①【貸借対照表】

区分	注記番号	前事業年度（平成18年12月31日現在）金額（千円）		構成比（%）	当事業年度（平成19年12月31日現在）金額（千円）		構成比（%）
（資産の部）							
I 流動資産							
1 現金及び預金	※1		1,803,366			773,258	
2 受取手形	※3		156,557			22,654	
3 売掛金	※2		406,716			1,108,919	
4 有価証券	※1		—			115,000	
5 前払費用			60,617			44,947	
6 短期貸付金	※2		16,155,292			14,390,804	
7 未収入金	※2		909,612			1,449,845	
8 関係会社立替債権			292,320			110,746	
9 未収収益	※2		352,403			8,119	
10 預け金	※4		2,000,000			—	
11 その他流動資産			76,944			1,828	
貸倒引当金			△7,038,000			△7,251,000	
流動資産合計			15,175,830	61.5		10,775,125	56.8

		前事業年度 (平成18年12月31日現在)			当事業年度 (平成19年12月31日現在)		
区分	注記番号	金額（千円）		構成比(%)	金額（千円）		構成比(%)
Ⅱ 固定資産							
1 有形固定資産							
(1) 建物	※1	662,854			676,359		
減価償却累計額		277,547	385,306		309,383	366,975	
(2) 構築物	※1	12,689			13,048		
減価償却累計額		7,616	5,072		8,354	4,693	
(3) 車両運搬具		3,654			－		
減価償却累計額		3,328	325		－	－	
(4) 工具器具及び備品		153,345			176,061		
減価償却累計額		46,550	106,795		109,275	66,786	
(5) 土地	※1		579,872			579,872	
有形固定資産合計			1,077,373	4.4		1,018,327	5.4
2 無形固定資産							
(1) ソフトウェア			105,869			20,050	
無形固定資産合計			105,869	0.4		20,050	0.1
3 投資その他の資産							
(1) 投資有価証券			597,178			24,765	
(2) 関係会社株式			7,171,108			6,866,071	
(3) 関係会社長期貸付金			263,883			5,610	
(4) 差入保証金			213,097			214,932	
(5) その他投資			55,255			44,787	
投資その他の資産合計			8,300,523	33.7		7,156,167	37.7
固定資産合計			9,483,766	38.5		8,194,545	43.2
資産合計			24,659,597	100.0		18,969,670	100.0

区分	注記番号	前事業年度（平成18年12月31日現在） 金額（千円）		構成比（%）	当事業年度（平成19年12月31日現在） 金額（千円）		構成比（%）
（負債の部）							
Ⅰ　流動負債							
1　短期借入金	※1.2		3,778,000			607,860	
2　一年以内返済予定長期借入金	※1		3,239,328			1,081,178	
3　一年以内償還予定社債			268,000			264,000	
4　未払金	※2		911,632			2,034,292	
5　未払費用			23,078			4,776	
6　未払法人税等			30,560			177,228	
7　繰延税金負債			9,351			―	
8　預り金			7,029			6,390	
9　前受収益			1,152			―	
10　賞与引当金			38,497			27,048	
11　関係会社立替債務			1,350,418			1,053,517	
12　その他流動負債			36,829			66,174	
流動負債合計			9,693,879	39.3		5,322,467	28.0
Ⅱ　固定負債							
1　社債	※4		4,314,000			―	
2　長期借入金			1,326,178			―	
3　繰延税金負債			24,891			822	
4　退職給付引当金			35,132			18,601	
5　その他固定負債			33,286			33,286	
固定負債合計			5,733,489	23.3		52,710	0.3
負債合計			15,427,368	62.6		5,375,178	28.3

区分	注記番号	前事業年度（平成18年12月31日現在）			当事業年度（平成19年12月31日現在）		
		金額（千円）		構成比（%）	金額（千円）		構成比（%）
（純資産の部）							
Ⅰ　株主資本							
1　資本金			7, 697, 146	31. 2		9, 805, 100	51. 7
2　資本剰余金							
(1) 資本準備金		9, 827, 574			11, 935, 528		
資本剰余金合計			9, 827, 574	39. 8		11, 935, 528	62. 9
3　利益剰余金							
(1) 利益準備金		21, 520			21, 520		
(2) その他利益剰余金							
繰越利益剰余金		△8, 376, 499			△8, 376, 084		
利益剰余金合計			△8, 354, 979	△33. 9		△8, 354, 564	△44. 0
4　自己株式			△11, 929	△0. 0		△12, 085	△0. 1
株主資本合計			9, 157, 811	37. 1		13, 373, 978	70. 5
Ⅱ　評価・換算差額等							
1　その他有価証券評価差額金			36, 267	0. 1		1, 198	0. 0
2　繰延ヘッジ損益			13, 624	0. 1		—	—
評価・換算差額等合計			49, 892	0. 2		1, 198	0. 0
Ⅲ　新株予約権			24, 524	0. 1		219, 314	1. 2
純資産合計			9, 232, 228	37. 4		13, 594, 492	71. 7
負債純資産合計			24, 659, 597	100. 0		18, 969, 670	100. 0

②【損益計算書】

区分	注記番号	前事業年度（自 平成18年1月1日 至 平成18年12月31日）金額（千円）		百分比（%）	当事業年度（自 平成19年1月1日 至 平成19年12月31日）金額（千円）		百分比（%）
Ⅰ　営業収益	※1						
1　ロイヤリティ収入		6,840,638			6,451,694		
2　不動産賃貸収入		352,121	7,192,760	100.0	420,638	6,872,332	100.0
Ⅱ　営業費用	※1.2.3						
1　研究開発費		6,447,065			5,513,752		
2　不動産賃貸原価		315,383			364,471		
3　その他営業費用		1,625,862	8,388,311	116.6	1,486,499	7,364,723	107.2
営業損失			1,195,551	△16.6		492,391	△7.2
Ⅲ　営業外収益							
1　受取利息	※1	976,917			765,890		
2　有価証券利息		9,041			1,152		
3　受取配当金	※1	327,204			250		
4　為替予約評価益		4,439			－		
5　為替差益		166,674			－		
6　購買サービス収入	※1	182,149			127,288		
7　雑収入		48,185	1,714,611	23.8	17,179	911,761	13.3
Ⅳ　営業外費用							
1　支払利息	※1	264,547			146,237		
2　社債利息		2,377			3,268		
3　貸倒引当金繰入額		734,000			176,000		
4　雑損失		14,270			9,042		
5　為替差損		－			316,412		
6　株式交付費		11,740			－		
7　金融支払手数料		10,270	1,037,205	14.4	－	650,960	9.5
経常損失			518,144	△7.2		231,589	△3.4
Ⅴ　特別利益							
1　投資有価証券売却益		－			636,015		
2　その他特別利益		－	－	－	9,602	645,617	9.4

区分	注記番号	前事業年度 (自　平成18年1月1日 至　平成18年12月31日) 金額（千円）		百分比(%)	当事業年度 (自　平成19年1月1日 至　平成19年12月31日) 金額（千円）		百分比(%)
Ⅵ　特別損失							
1　固定資産除却損	※4	52,501			93		
2　投資有価証券評価損		285,449			269		
3　社債償還損		―			58,000		
4　貸倒引当金繰入額		2,824,000			37,000		
5　関係会社株式評価損		3,498,416			305,037		
6　その他特別損失		185,137	6,845,505	95.2	―	400,400	5.8
税引前当期純利益又は当期純損失(△)			△7,363,650	△102.4		13,627	0.2
法人税、住民税及び事業税		△106,105			4,335		
過年度法人税、住民税及び事業税		―			8,876		
法人税等調整額		1,171,121	1,065,015	14.8	―	13,212	0.2
当期純利益又は当期純損失(△)			△8,428,665	△117.2		415	0.0

不動産賃貸原価明細書

区分	注記番号	第20期 (自　平成18年1月1日 至　平成18年12月31日) 金額（千円）	構成比(%)	第21期 (自　平成19年1月1日 至　平成19年12月31日) 金額（千円）	構成比(%)
Ⅰ　地代家賃		287,088	91.0	340,287	93.4
Ⅱ　減価償却費		21,927	7.0	18,295	5.0
Ⅲ　租税公課		6,367	2.0	5,887	1.6
合計		315,383	100.0	364,471	100.0

③【株主資本等変動計算書】

前事業年度（自　平成18年１月１日　至　平成18年12月31日）

	株主資本		
	資本金	資本剰余金	
		資本準備金	資本剰余金合計
平成17年12月31日残高（千円）	4,996,366	7,126,908	7,126,908
事業年度中の変動額			
新株予約権の行使	2,700,779	2,700,666	2,700,666
当期純損失			
別途積立金の取崩し			
自己株式の取得			
株主資本以外の項目の事業年度中の変動額（純額）			
事業年度中の変動額合計（千円）	2,700,779	2,700,666	2,700,666
平成18年12月31日残高（千円）	7,697,146	9,827,574	9,827,574

	株主資本					
	利益剰余金				自己株式	株主資本合計
	利益準備金	その他利益剰余金		利益剰余金合計		
		別途積立金	繰越利益剰余金			
平成17年12月31日残高（千円）	21,520	100,000	△47,834	73,685	△11,466	12,185,494
事業年度中の変動額						
新株予約権の行使						5,401,445
当期純損失			△8,428,665	△8,428,665		△8,428,665
別途積立金の取崩し		△100,000	100,000			
自己株式の取得					△462	△462
株主資本以外の項目の事業年度中の変動額（純額）						
事業年度中の変動額合計（千円）	－	△100,000	△8,328,665	△8,428,665	△462	△3,027,682
平成18年12月31日残高（千円）	21,520	－	△8,376,499	△8,354,979	△11,929	9,157,811

	評価・換算差額等			新株予約権	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計		
平成17年12月31日残高（千円）	46,599	5,473	52,073	－	12,237,567
事業年度中の変動額					
新株予約権の行使					5,401,445
当期純損失					△8,428,665
別途積立金の取崩し					
自己株式の取得					△462
株主資本以外の項目の事業年度中の変動額（純額）	△10,332	8,151	△2,181	24,524	22,343
事業年度中の変動額合計（千円）	△10,332	8,151	△2,181	24,524	△3,005,339
平成18年12月31日残高（千円）	36,267	13,624	49,892	24,524	9,232,228

当事業年度（自　平成19年１月１日　至　平成19年12月31日）

	株主資本		
	資本金	資本剰余金	
		資本準備金	資本剰余金合計
平成18年12月31日残高（千円）	7,697,146	9,827,574	9,827,574
事業年度中の変動額			
新株予約権の行使	2,107,954	2,107,954	2,107,954
当期純利益			
自己株式の取得			
株主資本以外の項目の事業年度中の変動額（純額）			
事業年度中の変動額合計（千円）	2,107,954	2,107,954	2,107,954
平成19年12月31日残高（千円）	9,805,100	11,935,528	11,935,528

	株主資本				
	利益剰余金			自己株式	株主資本合計
	利益準備金	その他利益剰余金	利益剰余金合計		
		繰越利益剰余金			
平成18年12月31日残高（千円）	21,520	△8,376,499	△8,354,979	△11,929	9,157,811
事業年度中の変動額					
新株予約権の行使					4,215,908
当期純利益		415	415		415
自己株式の取得				△156	△156
株主資本以外の項目の事業年度中の変動額（純額）					
事業年度中の変動額合計（千円）	－	415	415	△156	4,216,167
平成19年12月31日残高（千円）	21,520	△8,376,084	△8,354,564	△12,085	13,373,978

	評価・換算差額等			新株予約権	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	評価・換算差額等合計		
平成18年12月31日残高（千円）	36,267	13,624	49,892	24,524	9,232,228
事業年度中の変動額					
新株予約権の行使					4,215,908
当期純利益					415
自己株式の取得					△156
株主資本以外の項目の事業年度中の変動額（純額）	△35,068	△13,624	△48,693	194,789	146,096
事業年度中の変動額合計（千円）	△35,068	△13,624	△48,693	194,789	4,362,263
平成19年12月31日残高（千円）	1,198	－	1,198	219,314	13,594,492

継続企業の前提に重要な疑義を抱かせる事象又は状況

前事業年度 (自　平成18年1月1日 至　平成18年12月31日)	当事業年度 (自　平成19年1月1日 至　平成19年12月31日)
当社は、平成16年12月期において営業損失1,147,240千円、当期純損失4,254,574千円を計上し、平成17年12月期において営業損失230,322千円、当期純損失60,887千円を計上しました。また、当事業年度におきましても、営業損失1,195,551千円、当期純損失8,428,665千円を計上しているため、当該状況は継続企業の前提に重要な疑義を抱かせる状況に該当します。 当社グループは、この数年をかけて次世代ネットワークに対応したIPv6関連製品、大容量ギガビット関連製品及びIPトリプルプレイ関連製品に研究開発投資を行ってまいりました。また、これらの製品市場に対応すべく販売体制を整備してまいりました。この結果、前事業年度より、引き続き日本市場におけるギガビット関連製品の販売増加や欧米市場におけるIPトリプルプレイ関連製品の受注増加の手応えはしっかりと感じることができたものの、これらの新製品は従来製品に比べ契約成立までに想定以上の時間を要しており、当初計画に対して売上高への貢献が遅れておりました。また、当社グループが属するネットワーク関連市場は、急速なブロードバンド化の進展を背景にグローバル化が進み、新製品開発の激化や製品価格の下落等が続き、極めて厳しい状況で推移しました。しかしながら、翌事業年度は、ネットワーク総合メーカーとして再度原点に立ち、コストパフォーマンスに優れた法人向け高速ネットワーク製品群の充実を図ることにより、ギガビット関連製品市場において継続的な売上を見込んでおります。また、昨年より新たなビジネスモデルとしてスタートしましたIP-GSP（グローバル・サービス・プロバイダー）による米軍横田基地へのIPTV等のサービス提供開始や、IBM等大手システムインテグレーターとの欧米を中心とした販売提携をさらに発展させることにより、IPトリプルプレイ事業の確実な売上が見込めるものと考えております。これに加え、研究開発費については投資対象の絞り込みによる削減を実施し、生産体制についてもEMS(Electronic Manu Facturing Servce）の活用による製造コスト低減に継続的に取り組んでおります。よって、翌事業年度以降においては、営業損益の黒字化を計画しております。上記計画達成に必要な資金手当については、翌事業年度内に60億円の資金調達を計画しており、これに伴い重要な後発事象に関する注記　3．第三者割当による新株予約権の発行に記載の第14回新株予約権第三者割当契約を締結いたしました。 従いまして、財務諸表は継続企業を前提として作成しており、このような重要な疑義の影響を財務諸表には反映しておりません。	――――――

重要な会計方針

項目	前事業年度 (自　平成18年1月1日 至　平成18年12月31日)	当事業年度 (自　平成19年1月1日 至　平成19年12月31日)
1　有価証券の評価基準及び評価方法	(1) その他有価証券 時価のあるもの 決算日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 移動平均法による原価法 (2) 子会社株式及び関連会社株式 移動平均法による原価法	(1) その他有価証券 時価のあるもの 同左 時価のないもの 同左 (2) 子会社株式及び関連会社株式 同左
2　デリバティブの評価基準及び評価方法	時価法	同左
3　固定資産の減価償却の方法	(1) 有形固定資産 定率法 ただし、平成10年4月1日以降取得した建物（建物付属設備は除く）については定額法 主な耐用年数 建物（3年～39年） 構築物（15年） 車両運搬具（6年） 工具器具及び備品（3年～20年） (2) 無形固定資産 自社利用のソフトウェア 社内における利用可能期間（3年又は5年）に基づく定額法 販売用のソフトウェア 販売可能な見込有効期間（3年）に基づく定額法	(1) 有形固定資産 同左 (2) 無形固定資産 同左
4　繰延資産の処理方法	(1) 社債発行費 発生時に全額を費用処理しております。 (2) 株式交付費 発生時に全額を費用処理しております。	―――――― (2) 株式交付費 同左
5　外貨建の資産及び負債の本邦通貨への換算基準	外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。	同左

項目	前事業年度 （自　平成18年１月１日 至　平成18年12月31日）	当事業年度 （自　平成19年１月１日 至　平成19年12月31日）
6　引当金の計上基準	(1) 貸倒引当金 債権の貸倒による損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を勘案し、回収不能見込額を計上しております。 (2) 賞与引当金 従業員に対して支給する賞与に備えるため、当期に負担するべき支給見込額を計上しております。 (3) 退職給付引当金 従業員の退職給付に備えるため、当期末における退職給付債務の見込額に基づき、当期末において発生していると認められる額を計上しております。 数理計算上の差異については、各会計年度の発生時の従業員の平均残存勤務期間以内の一定の年数（８年）による按分額をそれぞれ発生の翌会計年度より費用処理しております。	(1) 貸倒引当金 同左 (2) 賞与引当金 同左 (3) 退職給付引当金 同左
7　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	同左
8　ヘッジ会計の方法	(1) ヘッジ会計の方法 繰延ヘッジ処理及び金利スワップについて特例処理の要件を満たしている場合は、特例処理を採用しております。 (2) ヘッジ手段とヘッジ対象 ヘッジ手段　金利スワップ 為替予約取引 ヘッジ対象　借入金の利息 外貨建金銭債務 (3) ヘッジ方針 当社の市場リスク管理要領に基づき、外貨建取引の為替変動リスクを回避する目的で必要な範囲内で為替予約取引を行っております。また、借入金の金利変動リスクを回避する目的で金利スワップ取引を行っており、ヘッジ対象の識別は個別契約毎に行っております。	(1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左

項目	前事業年度 （自　平成18年１月１日 至　平成18年12月31日）	当事業年度 （自　平成19年１月１日 至　平成19年12月31日）
	(4) ヘッジの有効性評価の方法 ヘッジ有効性の評価は、原則としてヘッジ取引開始時点から有効性評価時点までの期間において、ヘッジ対象及びヘッジ手段の相場変動またはキャッシュ・フロー変動の累計を比較し、両者の変動額等を基礎にして判断しております。 また、リスク管理方針に従って、以下の条件を満たす金利スワップを締結しております。 Ⅰ．金利スワップの想定元本と長期借入金の元本金額が一致している。 Ⅱ．金利スワップと長期借入金の契約期間及び満期が一致している。 Ⅲ．長期借入金の変動金利のインデックスと金利スワップで受払いされる変動金利のインデックスが一致している。 Ⅳ．長期借入金と金利スワップの金利改定条件が一致している。 Ⅴ．金利スワップの受払い条件がスワップ期間を通して一定である。 従って、特例処理の要件を満たす金利スワップについては決算日における有効性の評価を省略しております。	(4) ヘッジの有効性評価の方法 同左
9　その他財務諸表作成のための重要な事項	(1) 消費税等の会計処理 消費税及び地方消費税の会計処理は、税抜方式によっており控除対象外消費税及び地方消費税は、当期の費用と処理しております。 (2) 連結納税制度の適用 連結納税制度を適用しております。	(1) 消費税等の会計処理 同左 (2) 連結納税制度の適用 同左

（会計処理の変更）

前事業年度 （自　平成18年１月１日 至　平成18年12月31日）	当事業年度 （自　平成19年１月１日 至　平成19年12月31日）
（固定資産の減損に係る会計基準） 当事業年度より、「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審査議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準委員会　平成15年10月31日　企業会計基準適用指針第６号）を適用しております。 これによる当事業年度の損益に与える影響はありません。	――――――
（貸借対照表の純資産の部の表示に関する会計基準） （自己株式及び準備金の額の減少等に関する会計基準等の一部改正） 当事業年度より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準委員会　平成17年12月９日　企業会計基準第５号）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準委員会　平成17年12月９日　企業会計基準適用指針第８号）並びに改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準委員会　最終改正平成18年８月11日　企業会計基準第１号）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準委員会　最終改正平成18年８月11日　企業会計基準適用指針第２号）を適用しております。 これによる損益に与える影響はありません。 なお、従来の「資本の部」の合計に相当する金額は9,194,079千円であります。 財務諸表等規則の改正により、当事業年度における財務諸表は、改正後の財務諸表等規則により作成しております。	――――――
（ストック・オプション等に関する会計基準等） 当事業年度より、「ストック・オプション等に関する会計基準」（企業会計基準委員会　平成17年12月27日　企業会計基準第８号）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準委員会　最終改正平成18年５月31日　企業会計基準適用指針第11号）を適用しております。 これにより、株式報酬費用24,524千円が費用として計上され、営業損失、経常損失及び税引前当期純損失が24,524千円増加しております。	――――――
――――――	（有形固定資産の減価償却の方法） 当事業年度より平成19年度の法人税法の改正に伴い、平成19年４月１日以降に取得した有形固定資産については、改正法人税法に規定する償却方法により減価償却費を計上しております。 なおこの変更に伴う損益への影響は軽微であります。

（表示方法の変更）

前事業年度 （自　平成18年１月１日 至　平成18年12月31日）	当事業年度 （自　平成19年１月１日 至　平成19年12月31日）
（貸借対照表） 前事業年度において流動資産の「その他流動資産」に含めて表示しておりました「未収収益」（前事業年度末残高　189,316千円）については、総資産合計の100分の１を超えたため、当事業年度より区分掲記しております。	――――――
（損益計算書） １．繰延資産の会計処理に関する当面の取扱いについては、当事業年度より、「繰延資産の会計処理に関する当面の取扱い」（企業会計基準委員会　平成18年８月11日　実務対応報告第19号）を適用しております。 これによる当事業年度の損益に与える影響はありません。 また、前事業年度において、営業外費用の内訳として表示していた「新株発行費」は、当事業年度より「株式交付費」として表示しております。 ２．前事業年度において営業外収益の「雑収入」に含めて表示しておりました「購買サービス収入」（前事業年度150,997千円）については、営業外収益合計の100分の10を超えたため、当事業年度より区分掲記しております。	――――――

注記事項

（貸借対照表関係）

前事業年度 （平成18年12月31日現在）	当事業年度 （平成19年12月31日現在）
――――――	※1　担保資産 担保に供している資産は次のとおりであります。 科目 現金及び預金　300,000千円 有価証券　115,000千円 建物　308,512千円 構築物　4,693千円 土地　579,872千円 合計　1,308,078千円 上記の担保資産に対する債務は次のとおりであります。 科目 短期借入金　405,000千円 1年以内返済予長期借入金　556,178千円 合計　961,178千円
※2　関係会社に係る注記 区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりであります。 売掛金　406,716千円 短期貸付金　16,155,292千円 未収入金　781,314千円 未収収益　352,403千円 未払金　799,686千円 偶発債務 Allied Telesis (Hong Kong)Ltd. 売買契約に対する債務保証 (11,890千USD)　1,416,277千円 Allied Telesyn International (Asia)Pte.Ltd. リース契約に対する債務保証 (5,983千SG$)　464,415千円 アライドテレシス株式会社 借入金に対する債務保証　300,000千円 計　2,180,692千円	※2　関係会社に係る注記 区分掲記されたもの以外で各科目に含まれている関係会社に対するものは次のとおりであります。 売掛金　1,108,919千円 短期貸付金　14,390,804千円 未収入金　1,255,928千円 未収収益　8,119千円 未払金　1,980,766千円 短期借入金　202,860千円 偶発債務 Allied Telesis (Hong Kong)Ltd. 売買契約に対する債務保証 (11,479千USD)　1,310,422千円 Allied Telesyn International (Asia)Pte.Ltd. リース契約に対する債務保証 (3,754千SG$)　295,908千円 売買契約に対する債務保証 (9,757千USD)　1,113,841千円 Allied Tslesis Inc. 借入金に対する債務保証 (5,000千USD)　570,750千円 アライドテレシス株式会社 借入金に対する債務保証　40,000千円 計　3,330,921千円

前事業年度 (平成18年12月31日現在)	当事業年度 (平成19年12月31日現在)
※３　期末日満期手形の処理 　当期末日が金融機関の休日であるため、当期末日満期手形については手形交換日に入出金の処理をする方法によっております。このため、次の当期末日満期手形が当期末残高に含まれております。 　受取手形　47,499千円 ※４　預け金2,000,000千円は、エスクロー契約に係る預け金で平成18年９月21日発行の2010年満期ユーロ円建無担保転換社債型新株予約権付社債（償還日平成22年９月17日ロンドン時間）6,000,000千円のうち、Hammonds社に当社名義で保管されている拘束預金であります。 　当該拘束預金は、4,000,000千円を超える社債券の株式転換あるいは譲渡がなされた場合に、その行使額に見合う額の拘束が解かれるエスクロー契約であるため、預金ではなく預け金として表示しております。	※３　期末日満期手形の処理 　当期末日が金融機関の休日であるため、当期末日満期手形については手形交換日に入出金の処理をする方法によっております。このため、次の当期末日満期手形が当期末残高に含まれております。 　受取手形　5,171千円 ――――――

(損益計算書関係)

前事業年度 (自　平成18年１月１日 至　平成18年12月31日)	当事業年度 (自　平成19年１月１日 至　平成19年12月31日)
※１　関係会社との取引に係わるものが次のとおり含まれております。 営業収益　7,192,760千円 受取利息　975,731千円 研究開発費　6,364,351千円 購買サービス収入　182,149千円 受取配当金　325,868千円	※１　関係会社との取引に係わるものが次のとおり含まれております。 営業収益　6,872,332千円 受取利息　759,061千円 研究開発費　5,449,523千円 その他営業費用　69,653千円 購買サービス収入　127,288千円 支払利息　12,465千円
※２　その他の営業費用の主な費目及び金額は次のとおりであります。 役員報酬　139,505千円 給料手当　394,230千円 賞与　47,115千円 賞与引当金繰入額　15,461千円 報酬手当　160,179千円 地代家賃　84,686千円 支払手数料　143,782千円 減価償却費　142,677千円	※２　その他の営業費用の主な費目及び金額は次のとおりであります。 役員報酬　168,351千円 給料手当　473,555千円 賞与　17,903千円 賞与引当金繰入額　27,048千円 報酬手当　130,605千円 地代家賃　86,126千円 支払手数料　136,172千円 減価償却費　120,972千円
※３　営業費用に含まれる研究開発費の金額 6,447,065千円	※３　営業費用に含まれる研究開発費の金額 5,513,752千円
※４　固定資産除却損の内訳は次のとおりであります。 建物　48,706千円 工具器具及び備品　3,795千円 計　52,501千円	※４　固定資産除却損の内訳は次のとおりであります。 工具器具及び備品　93千円 計　93千円

（株主資本等変動計算書関係）

前事業年度（自　平成18年１月１日　至　平成18年12月31日）

1.　自己株式に関する事項

株式の種類	前事業年度末	増加	減少	当事業年度末
普通株式（株）	52,541	1,543	－	54,084

（変動事由の概要）

増加数の内訳は、単元未満株式の買取りによる増加1,543株であります。

当事業年度（自　平成19年１月１日　至　平成19年12月31日）

1.　自己株式に関する事項

株式の種類	前事業年度末	増加	減少	当事業年度末
普通株式（株）	54,084	1,500	－	55,584

（変動事由の概要）

増加数の内訳は、単元未満株式の買取りによる増加1,500株であります。

(リース取引関係)

前事業年度 (自　平成18年1月1日 至　平成18年12月31日)	当事業年度 (自　平成19年1月1日 至　平成19年12月31日)
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額 |	工具器具及び備品	合計 | 取得価額相当額　42,504千円　42,504千円 減価償却累計額相当額　23,007千円　23,007千円 期末残高相当額　19,496千円　19,496千円 ②　未経過リース料期末残高相当額 1年内　19,638千円 1年超　－千円 合計　19,638千円 ③　支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　15,456千円 減価償却費相当額　14,530千円 支払利息相当額　946千円 ④　減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ⑤　利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各期への配分については利息法によっております。 (減損損失について) リース資産に配分された減損損失はありません。	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額 ―――――― ②　未経過リース料期末残高相当額 ―――――― ③　支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　6,440千円 減価償却費相当額　6,054千円 支払利息相当額　224千円 ④　減価償却費相当額の算定方法 同左 ⑤　利息相当額の算定方法 同左 ――――――

(有価証券関係)

前事業年度(平成18年12月31日現在)

子会社株式及び関連会社株式で時価のあるものはありません。

当事業年度(平成19年12月31日現在)

子会社株式及び関連会社株式で時価のあるものはありません。

（税効果会計関係）

前事業年度 (平成18年12月31日現在)		当事業年度 (平成19年12月31日現在)	
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
繰延税金資産		繰延税金資産	
研究開発費	1,078,188千円	試験研究費税額控除	862,578千円
繰越欠損金	103,110千円	繰越欠損金	91,176千円
投資有価証券減損処理	199,261千円	投資有価証券減損処理	98,151千円
貸倒引当金繰入額	2,863,762千円	貸倒引当金繰入額	2,906,552千円
関係会社株式減損	1,642,150千円	関係会社株式減損	1,766,269千円
少額減価償却資産	2,246千円	少額減価償却資産	1,058千円
賞与引当金	16,537千円	賞与引当金	11,838千円
退職給付引当金	14,295千円	退職給付引当金	7,568千円
未払費用	10,341千円	株式報酬費用	89,239千円
その他	98,288千円	減価償却限度超過額	126,423千円
評価性引当額	△6,028,181千円	外国税額控除	16,899千円
繰延税金資産合計	－千円	その他	91,679千円
繰延税金負債		評価性引当額	△6,069,435千円
為替予約	9,351千円	繰延税金資産合計	－千円
その他有価証券評価差額金	24,891千円	繰延税金負債	
繰延税金負債合計	34,242千円	その他有価証券評価差額金	822千円
繰延税金負債総額	34,242千円	繰延税金負債合計	822千円
		繰延税金負債総額	822千円
2　法定実効税率と税効果会計適用後の法人税の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳		2　法定実効税率と税効果会計適用後の法人税の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳	
法定実効税率	40.7%	法定実効税率	40.7%
（調整）		（調整）	
受取配当金等永久差異	1.8%	永久差異	18.4%
住民税均等割等	△0.1%	住民税均等割等	27.9%
連結納税対象会社離脱による影響額	△0.1%	試験研究費税額控除	△393.6%
評価性引当額	△57.3%	過年度法人税等	65.1%
その他	0.5%	評価性引当額	338.5%
税効果会計適用後の法人税等の負担率	△14.5%	その他	△0.0%
		税効果会計適用後の法人税等の負担率	97.0%

（1株当たり情報）

項目	前事業年度 （自　平成18年１月１日 至　平成18年12月31日）	当事業年度 （自　平成19年１月１日 至　平成19年12月31日）
１株当たり純資産額	84円20銭	85円31銭
１株当たり当期純利益又は純損失(△)	△88円54銭	0円00銭
潜在株式調整後１株当たり当期純利益	－	0円00銭
	潜在株式調整後１株当たり当期純利益金額については、１株当たり当期純損失が計上されているため記載しておりません。	―――

（注）　１株当たり当期純利益又は純損失及び潜在株式調整後１株当たり当期純利益の算定上の基礎は以下のとおりであります。

	前事業年度 （自　平成18年１月１日 至　平成18年12月31日）	当事業年度 （自　平成19年１月１日 至　平成19年12月31日）
１株当たり当期純利益又は純損失		
損益計算書上の当期純利益又は純損失(△)	△8,428,665千円	415千円
普通株式に係る当期純利益又は純損失(△)	△8,428,665千円	415千円
普通株式の期中平均株式数	95,191,365株	145,673,014株
潜在株式調整後１株当たり当期純利益		
当期純利益調整額	－	－
普通株式増加数	－	876,572株
（うち、新株予約権）	(－)	(876,572株)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	－	新株予約権12種類　9,596,700株 新株引受権５種類　196,700株

（重要な後発事象）

前事業年度 （自　平成18年１月１日 至　平成18年12月31日）	当事業年度 （自　平成19年１月１日 至　平成19年12月31日）
１．新株予約権付社債に付された新株予約権の行使による増資 平成19年１月１日から平成19年２月28日までの間に、2010年満期ユーロ円建無担保転換社債型新株予約権付社債に付された新株予約権の権利行使があり、資本金及び資本準備金が増加いたしました。内容は以下のとおりであります。 増加した株式の種類及び数 普通株式　20,703,313株 増加した資本金　1,212,500千円 増加した資本準備金　1,212,500千円	――――――
２．新株予約権付社債の買入消却 平成19年２月22日開催の当社取締役会において、アライドテレシスホールディングス株式会社2010年満期無担保転換社債型新株予約権付社債の未償還額の全額を買入消却することを決議し、平成19年３月８日に未償還額全額の14億50百万円の買入消却を実施いたしました。 (1) 買入消却の理由 本社債発行要項における償還条項に基づき、本社債権者との協議のうえ、本社債者より未償還額の全額を買入れ、償却するものであります。 (2) 買入消却額及び買入償却の方法 買入償却予定日における未償還額全額の買入償却による。 (3) 買入価格 額面100円につき104円 (4) 業績に与える影響 今回の買入消却により、58百万円の償却損が発生いたしました。	――――――

<table>
<tr><th>前事業年度
(自　平成18年１月１日
至　平成18年12月31日)</th><th>当事業年度
(自　平成19年１月１日
至　平成19年12月31日)</th></tr>
<tr><td>３．第三者割当による新株予約権の発行
　平成19年３月９日開催の当社取締役会において、アライドテレシスホールディングス株式会社第14回新株予約権の発行を決議し、第三者割当契約を締結するとともに、平成19年３月26日に全額の払込を受けております。
(1) 募集の条件
　新株予約権の数：300個
　目的となる株式の数：25,200,000株
　発行価額の総額：10,500,000円
　　(新株予約権１個あたり35,000円)
　払込期日：平成19年３月26日（月）
　当初行使価額：125円
　行使期間：2007年３月26日から2011年３月25日まで
(2) 割当先の概要及び当社と割当先との関係
<table>
<tr><td colspan="2">割当予定先の氏名又は名称</td><td>Lehman Brothers Commercial Corporation Asia Limited</td></tr>
<tr><td colspan="2">割当新株予約権</td><td>300個</td></tr>
<tr><td colspan="2">払込金額</td><td>10,500,000円</td></tr>
<tr><td rowspan="2">割当先予定先の内容</td><td>住所</td><td>Level 26, Two International Finance Center, 8 Finance Street, Central, Hong Kong</td></tr>
<tr><td>代表者の氏名</td><td>Cheung Ming Joseph</td></tr>
<tr><td rowspan="3">当社との関係</td><td>出資関係</td><td>該当事項なし</td></tr>
<tr><td>取引関係等</td><td>該当事項なし</td></tr>
<tr><td>人的関係</td><td>該当事項なし</td></tr>
</table>
</td><td>――――――</td></tr>
</table>

④【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数（株）	貸借対照表計上額（千円）
投資有価証券	その他有価証券	ダイワボウ情報システム㈱	7,036	10,272
		㈱フィナンテック・テクノロジーズ	10	10,000
		㈱システムソリューションセンターとちぎ	200	4,390
		㈱アイ・ビー・イー	1	103
		その他	3,362,976	0
計			3,370,223	24,765

【その他】

銘柄			投資口数（口）	貸借対照表計上額（千円）
有価証券	その他有価証券	（譲渡性預金） ㈱三菱東京UFJ銀行	—	115,000
計			—	115,000

【有形固定資産等明細表】

資産の種類	前期末残高（千円）	当期増加額（千円）	当期減少額（千円）	当期末残高（千円）	当期末減価償却累計額又は償却累計額（千円）	当期償却額（千円）	差引当期末残高（千円）
有形固定資産							
建物	662,854	14,436	931	676,359	309,383	30,701	366,975
構築物	12,689	358	—	13,048	8,354	738	4,693
車両運搬具	3,654	—	3,654	—	—	60	—
工具器具及び備品	153,345	22,896	180	176,061	109,275	26,034	66,786
土地	579,872	—	—	579,872	—	—	579,872
有形固定資産計	1,412,416	37,691	4,765	1,445,341	427,013	57,534	1,018,327
無形固定資産							
ソフトウェア	496,436	158,502	260,345	394,593	374,543	109,542	20,050
無形固定資産計	496,436	158,502	260,345	394,593	374,543	109,542	20,050

（注）1 建物の当期増加額の主な内容は、本社社内改装(11,299千円)によるものです。

2 工具器具及び備品の当期増加額の主な内容は、本社社内改装（5,782千円）、計測器購入（13,442千円）によるものです。

3 ソフトウェアの当期増加額は、IP電話に関するライセンス取得費（158,502千円）によるものです。

4 ソフトウェアの当期減少額は、組織変更による関係会社への売却（101,843千円）、及びIP電話に関するライセンスの減損（158,502千円)によるものです。

【引当金明細表】

区分	前期末残高（千円）	当期増加額（千円）	当期減少額（目的使用）（千円）	当期減少額（その他）（千円）	当期末残高（千円）
貸倒引当金	7,038,000	213,000	—	—	7,251,000
賞与引当金	38,497	27,048	38,497	—	27,048

（２）【主な資産及び負債の内容】

① 資産の部

イ　現金及び預金

区分	金額（千円）
現金	43
預金の種類	
当座預金	435,245
普通預金	16,876
外貨預金	21,087
定期預金	300,000
別段預金	6
預金計	773,215
合計	773,258

ロ　受取手形

（イ）相手先別内訳

相手先	金額（千円）
三谷商事(株)	9,570
名菱電子(株)	7,038
三和コンピュータ(株)	4,817
その他	1,228
合計	22,654

（ロ）期日別内訳

期日別	金額（千円）
平成19年12月満期	5,171
平成20年１月満期	7,712
平成20年２月満期	2,117
平成20年３月満期	6,938
平成20年４月満期	714
合計	22,654

ハ　売掛金

（イ）相手先別内訳

相手先	金額（千円）
Allied Telesyn International (Cayman) Ltd.	780,539
Allied Telesis Inc.	120,564
Allied Telesyn South Asia Pte. Ltd.	159,225
Allied Telesis Capital Corp.	48,589
合計	1,108,919

(ロ) 売掛金滞留状況

期首残高 (千円) (A)	当期発生高 (千円) (B)	当期回収高 (千円) (C)	当期末残高 (千円) (D)	回収率(%) $\frac{(C)}{(A)+(B)} \times 100$	滞留期間(日) $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{365}}$
406,716	1,285,399	583,196	1,108,919	34.5%	215

(注) 消費税等の会計処理は税抜方式を採用しておりますが、上記「当期発生高」には消費税等が含まれております。

ニ 短期貸付金

区分	金額(千円)
Allied Telesis (Hong Kong) Ltd.	5,815,942
コレガホールディングス㈱	2,672,000
Allied Telesyn International (Asia) Pte. Ltd.	2,209,579
Allied Telesis Inc.	1,982,340
Allied Telesyn International S.A.	1,211,269
その他 (注)	499,672
合計	14,390,804

(注) Allied Telesis Capital Corp.、アライドテレシスネットワークス㈱ 他

ホ 未収入金

区分	金額(千円)
コレガホールディングス㈱	352,629
Allied Telesis (Hong Kong) Ltd.	339,322
アライドテレシス㈱	307,737
Sphere escrow	193,916
Allied Telesyn International (Asia) Pte. Ltd.	78,231
その他	178,006
合計	1,449,845

(注) Allied Telesyn South Asia Pte. Ltd. 他

ヘ 関係会社株式

区分	金額(千円)
アライドテレシス㈱	5,909,079
Allied Telesis Labs Ltd.	606,720
㈱アライドテレシス開発センター	103,539
Allied Telesis Labs (Philippines) Inc.	63,043
その他 (注)	183,690
合計	6,866,071

(注) Allied Telesis Labs Inc. 他

② 負債の部

イ　未払金

区分	金額（千円）
Allied Telesis Inc.	1,121,100
アライドテレシス開発センター㈱	385,587
Allied Telesis Labs Ltd.	224,869
Allied Telesis Labs Inc.	70,053
㈱アライドテレシスネットワークス	53,682
その他　(注)	178,999
合計	2,034,292

（注）株式会社コレガ　他

ロ　１年以内返済予定長期借入金

借入先	金額（千円）
㈱三井住友銀行	441,178
㈱みずほ銀行	425,000
㈱三菱東京UFJ銀行	115,000
㈱りそな銀行	100,000
合計	1,081,178

ハ　関係会社立替債務

相手先	金額（千円）
アライドテレシス㈱	1,053,517
計	1,053,517

（3）【その他】

該当事項はありません。

第６【提出会社の株式事務の概要】

事業年度	１月１日から12月31日まで
定時株主総会	３月中
基準日	12月31日
株券の種類	10,000株券、1,000株券、100株券
剰余金の配当の基準日	６月30日、12月31日
１単元の株式数	100株
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社　証券代行部
株主名簿管理人	大阪府大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	住友信託銀行株式会社　全国本支店
名義書換手数料	無料
新券交付手数料	印紙税相当額
単元未満株式の買取り	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社　証券代行部
株主名簿管理人	大阪府大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	住友信託銀行株式会社　全国本支店
買取手数料	株式の売買の委託に係る手数料相当額として別途定める金額
公告掲載方法	電子公告 (URL http://www.at-global.com) ※ただし、やむを得ない事由により電子公告によることができない場合は、産経新聞に掲載する方法により行う。
株主に対する特典	該当事項はありません。

（注）　当社は定款において単元未満株主の権利を制限しております。
単元未満株主は以下の権利のみ行使することができます。
①会社法第189条第２項各号に掲げる権利
②取得請求権付株式の取得を請求する権利
③募集株式又は募集新株予約権の割当を受ける権利

第７【提出会社の参考情報】

１【提出会社の親会社等の情報】

当社には、親会社等は有りません。

２【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に次の書類を提出しております。

(1)	臨時報告書	企業内容等の開示に関する内閣府令第19条第1項及び同条第2項第2号の規定(新株予約権の発行) に基づくもの		平成19年３月９日 関東財務局長に提出
(2)	有価証券報告書及びその添付書類	事業年度 (第20期)	自　平成18年１月１日 至　平成18年12月31日	平成19年３月30日 関東財務局長に提出
(3)	半期報告書	事業年度 (第21期)	自　平成19年１月１日 至　平成19年12月31日	平成19年10月１日 関東財務局長に提出
(4)	臨時報告書	金融商品取引法第24条ノ５第４項及び企業内容等の開示に関する内閣府令第19条第２項第２号の２の規定(新株予約権発行) に基づくもの		平成19年11月６日 関東財務局長に提出
(5)	有価証券届出書及びその添付書類	金融商品取引法第24条ノ５第４項及び企業内容等の開示に関する内閣府令第19条第２項第２号の２の規定に（ストックオプションの目的で新株予約権を発行）に基づくもの		平成19年11月６日 関東財務局長に提出

第二部【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書

平成19年３月28日

アライドテレシスホールディングス株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	井上　隆司	印
指定社員 業務執行社員	公認会計士	板垣　雄士	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているアライドテレシスホールディングス株式会社の平成18年１月１日から平成18年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、アライドテレシスホールディングス株式会社及び連結子会社の平成18年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

1．継続企業の前提の注記に記載のとおり、会社は、四期連続して重要な当期純損失を計上している状況にある。この状況により、継続企業の前提に関する重大な疑義が存在している。当該状況に関する経営改善計画及び当該計画達成のために必要な資金手当について当該注記に記載されている。連結財務諸表は、継続企業の前提を基礎として作成されており、このような重要な疑義の影響を連結財務諸表には反映していない。

2．重要な後発事象に以下の事象が記載されている。

① 会社は平成19年１月及び２月に新株予約権の行使を受け、資本金及び資本準備金がそれぞれ増加している。

② 会社は平成19年３月８日に無担保転換社債型新株予約権付社債の買入消却を実施している。

③ 会社は平成19年３月９日開催の取締役会で新株予約権の発行を決議し、第三者割当契約を締結している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成20年３月25日

アライドテレシスホールディングス株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	井上　隆司	印
指定社員 業務執行社員	公認会計士	板垣　雄士	印

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられているアライドテレシスホールディングス株式会社の平成19年１月１日から平成19年12月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、アライドテレシスホールディングス株式会社及び連結子会社の平成19年12月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成19年３月28日

アライドテレシスホールディングス株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	井上　隆司	印
指定社員 業務執行社員	公認会計士	板垣　雄士	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられているアライドテレシスホールディングス株式会社の平成18年１月１日から平成18年12月31日までの第20期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、アライドテレシスホールディングス株式会社の平成18年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

1．継続企業の前提の注記に記載のとおり、会社は、三期連続して重要な当期純損失を計上している状況にある。この状況により、継続企業の前提に関する重大な疑義が存在している。当該状況に関する経営改善計画及び当該計画達成のために必要な資金手当について当該注記に記載されている。財務諸表は継続企業の前提を基礎として作成されており、このような重要な疑義の影響を財務諸表には反映していない。

2．重要な後発事象に以下の事象が記載されている。

① 会社は平成19年１月及び２月に新株予約権の行使を受け、資本金及び資本準備金がそれぞれ増加している。

② 会社は平成19年３月８日に無担保転換社債型新株予約権付社債の買入消却を実施している。

③ 会社は平成19年３月９日開催の取締役会で新株予約権の発行を決議し、第三者割当契約を締結している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成20年３月25日

アライドテレシスホールディングス株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	井上　隆司	印
指定社員 業務執行社員	公認会計士	板垣　雄士	印

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられているアライドテレシスホールディングス株式会社の平成19年１月１日から平成19年12月31日までの第21期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、アライドテレシスホールディングス株式会社の平成19年12月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

[Accounting]

1. Method to produce Consolidated Financial Statement and its Financial Statements

(1) The consolidated financial statements of our company are produced in conformity to "The Rules and Regulations on terms, forms and methods to produce Consolidated Financial Statements" (Ministry of Finance Ordinance No 28 enforced in 1976; hereinafter referred to as the "Rules on Consolidated Financial Statements").

Furthermore, the statements of the previous consolidated accounting term (January 1, 2006 to December 31, 2006) were produced in conformity to the Rules on Consolidated Financial Statements enforced prior to the revision, and the current accounting term's consolidated financial statements (January 1, 2007 to December 31, 2007) are produced in conformity to the Rules on Consolidated Financial Statements enforced after the revision.

(2) The financial statements of our company are produced in conformity to "The Rules and Regulations on the terms, forms and producing method for the Financial Statements" (Ministry of Finance Ordinance No 59 enforced in 1963; hereinafter referred to as the "Rules on Financial Statements").

Furthermore, the financial statements of the previous accounting term (January 1, 2006 to December 31, 2006) were produced in conformity to the Rules on Consolidated Financial Statements enforced prior to the revision, and the current accounting term's financial statements (January 1, 2007 to December 31, 2007) are produced in conformity to the Rules on Consolidated Financial Statements enforced after the revision.

2. Audit Certification

The financial statements and consolidated financial statements of our company for the previous consolidated accounting term (January 1, 2006 to December 31, 2006) and the previous accounting term (January 1, 2006 to December 31, 2006) under the provision set forth in the Item 2 of Article 193 of the Securities Exchange Law, and for the current consolidated accounting term (January 1, 2007 to December 31, 2007) and the current business term (January 1, 2007 to December 31, 2007) under the provision set forth in the Item 2 of Article 193 of the Securities Exchange Law have been audited by Deloitte Touche Tohmatsu

1 Consolidated Financial Statements

(1) Consolidated Financial Statements

(A)Consolidated Balance Sheet

Items	Notes	Previous Consolidated Accounting Term (end December 31, 2006) Amount (1,000 yen)		Ratio (%)	Current Consolidated Accounting Term (end December 31, 2007) Amount (1,000 yen)		Ratio (%)
(Assets)							
I. Current Assets							
1. Cash and Deposits	*2		3,497,514			3,238,593	
2. Bills and Accounts receivable	*1, 2		11,062,391			11,795,717	
3. Marketable securities	*2		125,875			115,008	
4. Inventory assets	*2		8,993,982			7,616,502	
5. Escrow deposit	*4		2,000,000			—	
6. Others	*2		2,267,641			1,476,386	
Allowance for bad debt			(672,642)			(830,370)	
Total Current Assets			27,274,763	82.6		23,411,838	83.5
II. Fixed Assets							
1. Tangible fixed assets							
(1) Buildings and structures	*2	1,729,898			1,698,556		
Aggregate of depreciation deduction		712,818	1,017,079		790,097	908,459	
(2) Machinery and vehicles	*2	1,122,516			1,702,013		
Aggregate of depreciation deduction		870,759	251,757		852,219	849,794	
(3) Tools and equipment	*2	7,016,849			5,325,335		
Aggregate of depreciation deduction		5,245,493	1,771,356		4,356,452	968,883	
(4) Land	*2		716,157			722,971	
(5) Construction in progress	*2		46,303			7,678	
Total Tangible Fixed Assets			3,802,654	11.5		3,457,786	12.3
2. Intangible Fixed Assets							
(1) Others	*2		466,419			313,413	
Total Intangible Fixed Assets			466,419	1.4		313,413	1.1
3. Investment and Other Assets							
(1) Investment in securities			650,555			68,206	
(2) Long-term prepaid expenses			40,344			40,610	
(3) Others	*2		783,913			749,117	
Allowance for bad debt			(12,383)			—	
Total of Investment and Other Assets			1,462,430	4.5		857,934	3.1
Total of Fixed Assets			5,731,504	17.4		4,629,134	16.5
Total Assets			33,006,267	100.0		28,040,972	100.0

Items	Notes	Previous Consolidated Accounting Term (end December 31, 2006) Amount (1,000 yen)	Ratio (%)	Current Consolidated Accounting Term (end December 31, 2007) Amount (1,000 yen)	Ratio (%)
(Liabilities)					
I. Current Liabilities					
1. Bills payable and Accounts payable	*1	5,855,241		4,803,272	
2. Short-term Loan	*2,3	4,351,281		3,671,140	
3. Long-term Loan repayable within one year	*2,3	3,247,295		1,081,178	
4. Corporate Bonds redeemable within one year		268,000		264,000	
5. Accrued expenses		2,106,219		1,727,015	
6. Accrued corporate income tax		126,641		410,021	
7. Deferred tax liabilities		34,310		—	
8. Allowance for bonus payable		248,306		194,625	
9. Other		2,062,921		1,740,097	
Total Current Liabilities		18,300,216	55.4	13,891,350	49.6
II. Fixed Liabilities					
1. Corporate bonds	*4	4,314,000		—	
2. Long-term loan	*2	1,326,178		467,460	
3. Deferred tax liabilities		34,013		9,786	
4. Allowance for retirement		605,444		612,244	
5. Other		45,368		68,955	
Total of Fixed Liabilities		6,325,004	19.2	1,158,446	4.1
Total Liabilities		24,625,220	74.6	15,049,797	53.7
(Net Assets)					
I. Shareholders' Equity					
1. Capital		7,697,146	23.3	9,805,100	35.0
2. Capital surplus		9,827,574	29.8	11,935,528	42.5
3. Accumulated profit		(9,167,169)	(27.7)	(9,122,767)	(32.5)
4. Treasury stock		(11,929)	(0.0)	(12,085)	(0.0)
Total Shareholders' Equity		8,345,622	25.4	12,605,776	45.0
II. Valuation and Translation Adjustments					
1. Other appraisal gain/(loss) on marketable securities		35,991	0.1	1,111	0.0
2. Deferred gain/(loss) on hedging instruments		49,990	0.1	—	—
3. Foreign currency translation Adjustment account		(102,471)	(0.3)	129,077	0.4
Total of appraisal and Translation Adjustments etc		(16,489)	(0.1)	130,189	0.4
III. Warrants		51,914	0.1	255,209	0.9
Total Net Assets		8,381,047	25.4	12,991,175	46.3
Total Liabilities and Net Assets		33,006,267	100.0	28,040,972	100.0

(B) Consolidated Profit and Loss Account

Account	Notes	Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006) Amount (1,000 yen)		Ratio (%)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007) Amount (1,000 yen)		Ratio (%)
I. Sales			52,729,748	100.0		53,899,698	100.0
II. Cost of Sales			30,096,014	57.1		29,309,503	54.4
Gross profit margin			22,633,733	42.9		24,590,194	45.6
III. Sales and General Administration Expenses	*1,2		26,019,418	49.3		23,136,344	42.9
Operating Income (loss)			(3,385,685)	(6.4)		1,453,850	2.7
IV. Non-operating Profits							
1. Interest received		61,586			73,882		
2. Dividend received		1,184			104		
3. Foreign exchange profit		395,180			—		
4. Others		36,013	493,965	0.9	98,056	172,043	0.3
V. Non-operating Expenses							
1. Interest paid		316,540			406,131		
2. Foreign exchange loss		—			246,905		
3. Valuation loss on foreign exchange contract		13,397			26,013		
4. Equity in earnings or losses of affiliates		23,015			4,579		
5. Compliance expense		—			77,473		
6. Others		100,352	453,305	0.8	119,254	880,358	1.6
Ordinary Income (loss)			(3,345,025)	(6.3)		745,534	1.4
VI. Extraordinary Profit							
1. Gain on sale of fixed assets	*3	11,827			16,183		
2. Gain on sale of investment in securities		16			636,015		
3. Reversal of allowance for doubtful accounts		21,267			55,315		
4. Liquidating dividends		28,910			—		
5. Reversal of allowance for warrants		—			9,151		
6. Other		8,511	70,533	0.1	27,671	744,336	1.4

		Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)			Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)		
Items	Notes	Amount (1,000 yen)		Ratio (%)	Amount (1,000 yen)		Ratio (%)
VII. Extraordinary loss							
1. Loss on sale of fixed assets	*5	275			2,039		
2. Loss on disposal of fixed assets	*4	409,105			17,113		
3. Appraisal loss on securities investments		285,449			269		
4. loss on sales of investment securities		—			403		
5. Impairment loss	*6	—			392,189		
6. loss on redemption of bonds		—			58,000		
7. Restructuring expenses		—			147,524		
8. Litigation related expenses		—			105,215		
9. Amortization of goodwill		1,013,154			—		
10. Others		196,523	1,904,508	3.6	112,008	834,762	1.5
Net income (loss) before tax adjustment			(5,179,000)	(9.8)		655,109	1.3
Corporate tax, resident tax and enterprise tax		322,326			590,232		
Prior fiscal year Corporate tax, resident tax and enterprise tax		—			20,474		
Adjustment in corporate tax		2,896,714	3,219,041	6.1	—	610,707	1.1
Loss of minority shareholders			322,202	(0.6)		—	—
Net income (loss)			(8,075,840)	(15.3)		44,402	0.1

(C) Statement of Changes in Consolidated Shareholders' Equity

Previous consolidated accounting term (January 1, 2006 - December 31, 2006)

	Shareholders' Equity				
	Capital	Capital surplus	Accumulated profit	Treasury stock	Total shareholder's equity
Balance as of December 31, 2005 (1,000 yen)	4,996,366	7,126,908	(1,091,329)	(11,466)	11,020,479
Change during consolidated accounting term					
Warrants exercised	2,700,779	2,700,666			5,401,445
Current period net loss			(8,075,840)		(8,075,840)
Acquisition of treasury stock				(462)	(462)
Net changes in items other than stockholder's equity during current consolidated accounting term					
Total change during consolidated accounting period (1,000 yen)	2,700,779	2,700,666	(8,075,840)	(462)	(2,674,857)
Balance (1,000 yen) as of December 31, 2006	7,697,146	9,827,574	(9,167,169)	(11,929)	8,345,622

	Valuation and translation adjustments				Subscription rights	Minority equity	Total net assets
	Net unrealized gains on securities	Deferred hedge gains & losses	Foreign exchange adjustment account	Total			
Balance as of December 31, 2005 (1,000 yen)	47,312	108,342	(123,982)	31,671	-	292,047	11,344,199
Change during consolidated accounting term							
Warrants exercised							5,401,445
Current period net loss							(8,075,840)
Acquisition of treasury stock							(462)
Net changes in items other than stockholder's equity during current consolidated accounting term	(11,320)	(58,351)	21,510	(48,161)	51,914	(292,047)	(288,294)
Total change during consolidated accounting period (1,000 yen)	(11,320)	(58,351)	21,510	(48,161)	51,914	(292,047)	(2,963,151)
Balance as of December 31, 2006 (1,000 yen)	35,991	49,990	(102,471)	(16,489)	51,914	-	8,381,047

Current consolidated accounting term (January 1, 2007 – December 31, 2007)

	Shareholders' Equity				
	Capital	Capital surplus	Accumulated profit	Treasury stock	Total shareholder's equity
Balance as of December 31, 2006 (1,000 yen)	7,697,146	9,827,574	(9,167,169)	(11,929)	8,345,622
Change during consolidated accounting term					
Warrants exercised	2,107,954	2,107,954			4,215,908
Current period net income			44,402		44,402
Acquisition of treasury stock				(156)	(156)
Net changes in items other than stockholder's equity during current consolidated accounting term					
Total change during consolidated accounting period (1,000 yen)	2,107,954	2,107,954	44,402	(156)	4,260,153
Balance (1,000 yen) as of December 31, 2007	9,805,100	11,935,528	(9,122,767)	(12,085)	12,605,776

	Valuation and translation adjustments				Subscription rights	Total net assets
	Net unrealized gains on securities	Deferred hedge gains & losses	Foreign exchange adjustment account	Total		
Balance as of December 31, 2006 (1,000 yen)	35,991	49,990	(102,471)	(16,489)	51,914	8,381,047
Change during consolidated accounting term						
Warrants exercised						4,215,908
Current period net income						44,402
Acquisition of treasury stock						(156)
Net changes in items other than stockholder's equity during current consolidated accounting term	(34,880)	(49,990)	231,549	146,678	203,295	349,974
Total change during consolidated accounting period (1,000 yen)	(34,880)	(49,990)	231,549	146,678	203,295	4,610,128
Balance as of December 31, 2007 (1,000 yen)	1,111	–	129,077	130,189	255,209	12,991,175

(D) The Consolidated Cash Flow Statement

		Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
Items	Notes	Amount (1,000 yen)	Amount (1,000 yen)
I. Cash flow from operating activity			
1. Net income (loss) before tax adjustment		(5,179,000)	655,109
2. Depreciation expense		1,687,827	1,323,721
3. Amortization of goodwill		1,060,197	—
4. Impairment loss		—	392,189
5. Increase (decrease) in allowance for bad debt		(177,301)	288,167
6. Increase (decrease)in allowance for bonus payable		84,410	(50,958)
7. Increase (decrease) in allowance for retirement		60,732	16,843
8. Interest and dividend received		(62,771)	(73,986)
9. Interest paid		316,540	406,131
10. Foreign exchange gain (loss)		132,778	261,568
11. Forward-exchange contract appraisal gain (loss)		13,397	26,013
12. Investment in securities appraisal loss		285,449	269
13. Gain on sale of investment in securities		(16)	(635,612)
14. Gain (loss) on sale of tangible fixed assets		(11,552)	(14,143)
15. Loss on write-off of tangible fixed assets		409,105	17,113
16. Investment profit & loss on equity method		23,015	4,579
17. Increase (decrease) of accrued expenses		—	(477,770)
18. Decrease (increase) in account receivable		2,257,983	(345,769)
19. Decrease (increase) in inventory assets		1,392,286	1,200,335
20. Increase (decrease) in purchase liabilities		(1,004,104)	676,263
21. Gain on reversal of warrants		—	(9,151)
22. Litigation related expenses		—	105,215
23. loss on redemption of bonds		—	58,000
24. Respond of compliance expenses		—	77,473
25. Restructuring expenses		—	147,524
26. Others		1,333,624	2,188,499
Sub-total		2,622,602	6,237,626
27. Respond of compliance expenses paid		—	(77,473)
28. Restructuring expenses paid		—	(147,524)
29. Interest/dividends received		62,771	73,986
30. Interest paid		(337,330)	(430,696)
31. Corporate and other tax paid		(405,702)	(294,030)
Cash Flow from operating activity		1,942,341	5,361,888
II. Cash Flow from investment activity			
1. Expenses on acquisition of tangible fixed assets		(873,111)	(928,380)
2. Revenue on sale of tangible fixed assets		23,199	55,151
3. Expenses on acquisition of intangible fixed assets		(254,186)	(300,846)
4. Expenses on acquisition of investment in securities		(67,759)	(11,268)
5. Revenue on sale of investment in securities		16	1,162,656
6. Net increases in time deposits		(562,939)	(626,568)
7. Expenses incurred by loan		(757)	(14,526)
8. Revenue incurred by repayment of loan		44,206	50,497
9. Others		307,731	(70,481)
Cash Flow from investment activity		(1,383,599)	(683,767)

		Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
Items	Notes	Amount (1,000 yen)	Amount (1,000 yen)
III. Cash Flow from Financial activity			
1. Revenue from deposits		—	2,000,000
2. Net Increase (decrease) in Short-term Loans		(3,113,712)	(2,617,950)
3. Revenue from the Long-term loans		8,071,956	—
4. Long-term loans repayment expense		(12,816,285)	(3,484,328)
5. Revenue from corporate bond issues		11,000,000	—
6. Expenses from deposits		(2,000,000)	—
7. Expenses from corporate bond redemptions		(4,168,000)	(1,718,000)
8. Revenue from share issues		2,337,541	105,408
9. Revenue from issuance of warrants		73,800	10,500
10. Expenses associated with redemptions of warrants		(65,000)	—
11. Expenses by acquisition of treasury stock		(462)	(156)
12. Others		(74,866)	—
Cash flow by financial activity		(755,029)	(5,704,526)
IV. Exchange gain (loss) relating to cash and cash equivalent		(593,577)	703,186
V. Increase (decrease) in cash and cash equivalent		(789,865)	(323,218)
VI. Balance of cash and cash equivalent at the beginning of the term		3,775,449	2,985,583
VII. Balance of cash and cash equivalent at the end of the term	*1	2,985,583	2,662,364

Matters and Situation Which Create Important Doubts About the Going Concern Assumption

Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
The Allied Telesis Group recognized a net loss of 538,547,000 yen in the year ended December 31, 2003, an operating loss of 2,579,219,000 yen and net loss of 3,149,212,000 yen in the year ended December 31, 2004, and a net loss of 31,328,000 yen in the year ended December 31, 2005. It also recognized an operating loss of 3,385,685,000 yen, and a net loss of 8,075,840,000 yen in the current consolidated accounting term. Thus this corresponds to a situation which raises major doubts regarding the assumption that it will continue as a going concern. Over the past several years, the Allied Telesis Group invested in research and development of IPv6 related products for next generation networks, large capacity gigabit related products, and IP triple play related products. It also developed a sales structure necessary to handle the market for these products. As a result, it achieved firm responses from the market since the previous consolidated accounting term, with continuing increased sales of gigabit related products in the Japan market, and increasing orders of IP triple play related products in the European and U.S. markets. But compared to previous products, it has taken longer than assumed to received contracts for these new products, and their contribution to profit is slower than initially planned. Also, the Allied Telesis group is in the networking related market, which is globalizing in an environment of rapid conversion to broadband, with continued intensive new product development and rapidly falling product prices, passing through an extremely difficult situation. However, in the next consolidated accounting term, it will make a new start as an integrated networking manufacturer, by completing its superior cost performance high speed network product line for business customers, and steady sales are foreseen in the gigabit related products market. Since last year, it also began providing IPTV and other services to the U.S. Air Force Yokota Air Base, as part of its new IP-GSP (Global Service Provider) business model, and is developing sales cooperation with major system integrators such as IBM, focusing on Europe and the U.S. Thus it seems that steady sales are foreseen in the IP triple play business. In addition, research and development expenses have been cut by narrowing the investment focus, and it is also continually striving to reduce manufacturing costs in the production structure by utilizing EMS (Electronic Manufacturing Service). Thus it plans to recognize operating profits from the next consolidated accounting term. It plans to raise 6 billion yen of funds in the next consolidated accounting term, to have the funds necessary to achieve the above plans. Associated with this, it concluded the 14th warrant third party allocation contract, as noted in Important Subsequent Events, Note 3 (Issue of warrants by allocation to third party). Thus these consolidated financial statements were produced assuming that it will continue as a going concern, and effects of these important doubts are not reflected in the consolidated financial statements.	---------------------

Important Basic Matters to Make Consolidated Financial Statements

Items	Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
1. Matters on the scope of consolidation	(1) Number of consolidated subsidiaries 41 companies Names of main consolidated subsidiaries are not listed here as they are indicated in "Brief on the Company 4 – Affiliated companies." Liquidation of Allied Telesis R&D Center Yamanashi Co., Ltd. was completed on May 31, 2006, and liquidation of NACSE Japan K.K. was completed on December 21, 2006, and as such are excluded from the consolidated accounts. There are no unconsolidated subsidiaries.	(1) Number of consolidated subsidiaries 40 companies Names of main consolidated subsidiaries are not listed here as they are indicated in "Brief on the Company 4 – Affiliated companies." There are no unconsolidated subsidiaries. Merged of Allie Telesis International S.r.l and Allied Telesis International Services S.r.l on December 20 2007.
2. Matters on the application of equity method	(1) Number of corporations accounted for by the equity method: 1 corporation Name of corporation accounted for by the equity method: Internetworking & Broadband Consulting Co., Ltd. The stock of Internetworking & Broadband Consulting Co., Ltd. was acquired on February 6, 2006. It has been accounted for by the equity method since that consolidated accounting term.	(1) Number of corporations accounted for by the equity method: 1 corporation Name of corporation accounted for by the equity method: Internetworking & Broadband Consulting Co., Ltd.
3. Matters on the business term of the consolidated subsidiaries and corporation accounted for by equity method.	The end of the business term for all consolidated subsidiaries corresponds with the consolidated closing date. The end of the business term for Internetworking & Broadband Consulting Co., Ltd. (a company accounted for by the equity method) is September 30. Its financial statements based on preliminary settlement as of the consolidated closing date were used when producing the consolidated financial statements	Same as described on left.
4. Matters on the Accounting Standards	(1) Appraisal standards and methods for significant assets (a) Securities Other Securities - Marketable securities The market value method based on the market price as of the consolidated closing date (the difference between book value and market price shall be treated in accordance with the method of direct conversion into capital. Cost of securities sold is calculated by the moving average method) is applied. - not traded at current market price The cost method using the moving average method is applied. (b) Derivatives The market value method is applied. (c) Inventory Assets The cost method primarily using the weighted average method is applied for our company and our domestic consolidated subsidiaries, and the lower of cost or market method (LCM) mainly using the first-in-first-out method (FIFO) is mainly applied to overseas consolidated subsidiaries.	(1) Appraisal standards and method for significant assets (a) Securities Other Securities - Marketable securities Same as described on left. - not traded at current market price Same as described on left. (b) Derivatives Same as described on left. (c) Inventory Assets Same as described on left.

Items	Previous Consolidated Accounting Term (January 1, 2006– December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
	(2) Appraisal standard and its method for significant depreciable assets (a) Tangible fixed assets The diminishing balance method is applied for our company and our domestic consolidated subsidiaries (the straight line method is applied to buildings acquired on or after April 1, 1998 (excluding facilities annexed to the building) while the straight line method is applied for overseas consolidated subsidiaries. Durable years Building and structures (3 years to 39 years) Machinery and vehicles (5 years to 6 years) Tools and fixtures (3 years to 20 years) (b) Intangible fixed assets The straight line method based on the expected duration of internal service (either 3 years or 5 years) is applied to software used internally. The straight line method is applied to software for sale based on the expected duration which it will remain saleable (3 years). (3) Accounting treatment for significant deferred assets (a) Cost of bond issues Treated as expense in full amount at the time of accrual (b) Cost of new share issues Treated as expense in full amount at the time of accrual (4) Basis to account for significant allowances (a) Allowance for non-collectible debts In order to provide against loss arising from non-collectable debt, expected uncollectible amount is recognized using loan loss ratio for general debt, and for specific debt such as doubtful debt, expected uncollectible amount is recognized taking into account the probability of an individual account being collected. (b) Allowance for bonus payable In order to provide for bonus payable to employees, the amount payable during the consolidated accounting term is recognized. (c) Allowance for retirement benefits for employees In order to provide for retirement	(2) Appraisal standard and its method for significant depreciable assets (a) Tangible fixed assets Same as described on left. (b) Intangible fixed assets Same as described on left. 3) Accounting treatment for significant deferred assets -------------------- (b) Cost of stock delivery Same as described on left. (4) Basis to account for significant allowances (a) Allowance for non-collectable debts Same as described on left. (b) Allowance for bonus payable Same as described on left. (c) Allowance for retirement benefits for employees Same as described on left.

	benefits for employees, the amount which is perceived to have been realized at the end of the consolidated accounting term based on the expected amount of retirement benefits payable at the end of the consolidated accounting term is recognized. The amount for mathematical difference allocated proportionately over the prescribed number of years (8 years), which should be within the average outstanding length of service per employee, is recognized as an expense from the consolidated accounting term following the term in which it occurred (5) Conversion standard for exchanging significant foreign currency denominated assets or liabilities, applied in producing the financial statements of underlying consolidated companies for which consolidated financial statements were produced. Foreign currency denominated monetary obligations are converted into yen using the spot exchange rate on the consolidated closing date, with the difference between the foreign currency and yen amounts resulting from the currency conversion treated as an exchange gain or loss. Assets and liabilities of overseas consolidated subsidiaries are translated into yen using the spot exchange rate on the consolidated closing date, and the revenue and the expense are converted into yen using the average exchange rate during the term, with the difference between the foreign currency and yen amounts resulting from the currency conversion included in the Adjustment Account for Foreign Currency Conversions in Net Assets.	(5) Conversion standard for exchanging significant foreign currency denominated assets or liabilities, applied in producing the financial statements of underlying consolidated companies for which consolidated financial statements were produced. Same as described on left.

Items	Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
	(6) Accounting for significant lease transactions Our company and our domestic consolidated subsidiaries apply an accounting method in conformity with methods applied to ordinary lease transaction for finance leases other than transactions in which the ownership of a leased object is deemed to be transferred to the leaseholder. Overseas consolidated subsidiaries apply an accounting method which conforms to ordinary transactions.	(6) Accounting for significant lease transactions Same as described on left.
	(7) Accounting methods for significant hedge transactions (a) Accounting method for hedge transactions When the criteria for deferral hedge accounting treatment and special treatment for interest rate swaps are satisfied, special treatment is applied.	(7) Accounting method for significant hedge transactions (a) Accounting method for hedge transactions Same as described on left.
	(b) Means for hedging and its subject means for hedging - Interest rate swap - Forward exchange transaction Its subjects - Interest on borrowing/loan - Foreign monetary liabilities	(b) Means for hedging and its subject means for hedging Same as described on left.
	(c) Hedging policy Based on our guidelines for market risk management, our company conducts forward exchange transactions to the extent necessary to avoid exchange rate fluctuation risks deriving from foreign currency denominated transactions. Interest rate swap transactions are also conducted for the purpose of avoiding variation risks involved in interest rates for loans. The subject of hedge transactions for each individual contract is identified.	(c) Hedging policy Same as described on left.

Items	Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
	(d) Appraisal method of the validity of a hedge Over the period commencing from the start of a hedge transaction until appraisal of the validity of hedge, the appraisal of validity of hedge is conducted based on the accumulated value of changes in both of the subject of the hedge transaction and the means of hedging, in addition to accumulated cash flow changes. Moreover, in accordance with risk management policy, the following interest rate swap contracts which satisfy the following conditions are being concluded:- I. The assumed principal of the interest rate swap transaction corresponds with the principal of the long-term loan. II. The term and the maturity of the interest rate swap transaction and the term and the maturity of the long-term loan are the same. III. The index on the variable interest rate for long-term loan and the index on variable interest rate for receipt and payment in the interest rate swap are the same. IV. Conditions on interest rate revisions for the interest rate swap and for the long-term loan are the same. V. Conditions for receipt and payment for the interest rate swap transaction remain the same during the swap period. Therefore, the appraisal on the closing date of the validity of an interest rate swap transaction which satisfies conditions for special treatment is omitted.	(d) Appraisal method of the validity of hedge Same as described on left.
	(8) Other important matters for producing consolidated financial statements (a) Accounting treatment of the consumption tax The before-tax method is applied for accounting treatment of consumption tax and regional consumption tax. (b) Consolidated taxation system The consolidated taxation system is applied.	(8) Other important matters for producing the consolidated financial statements (a) Accounting treatment for the consumption tax Same as described on left. (b) Consolidated taxation system Same as described on left.

Items	Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
5. Matters on the appraisal of assets and liabilities in consolidated subsidiaries	The mark–to–market method is applied for the appraisal of assets and liabilities in consolidated subsidiaries.	Same as described on left.
6. Matters on amortization of the consolidated adjustment account	The method of amortization of the consolidated adjustment account is as follows:- The straight-line amortization method over 20 years is applied. (additional information) Impairment of goodwill was accounted for in the current consolidated accounting term, so 1,013,154,000 yen was recognized as Amortization of Goodwill in Extraordinary Loss.	------------------------------
7. Scope of assets in the consolidated cash flow statement	In the consolidated cash flow statement, the assets (cash and cash equivalent) consist of cash in hand, cash deposits which are able to be withdrawn at any time, and short-term investment which is easily convertible into cash, and such assets are exposed to an extremely small value fluctuation risk, while being expired or redeemed within three months of the acquisition date.	Same as described on left.

Changes in the Accounting Treatment

Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
(Accounting Standards for Impairment of Fixed Assets) Effective from the current consolidated accounting term, the company applies the Accounting Standard for Impairment of Fixed Assets (Opinion Regarding Accounting Standard for Impairment of Fixed Assets (Business Accounting Council, August 9, 2002)) and Implementation Guidance for Accounting Standard for Impairment of Fixed Assets, (Accounting Standards Board of Japan, October 31, 2003, Accounting Standard Implementation Guidance No. 6). These had no impacts on losses.	------------------------------
(Accounting Standard for Presentation of Net Assets in the Balance Sheet) (Partially Revised Accounting Standard for Treasury Shares and Appropriation of Legal Reserve) Effective from the current consolidated accounting term, the company applies the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan, December 9, 2005, Accounting Standard No. 5) and the Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan, December 9, 2005, Accounting Standard Implementation Guidance No. 8), along with the revised Accounting Standard for Treasury Shares and Appropriation of Legal Reserve (Accounting Standards Board of Japan, Final Revision, August 11, 2006, Accounting Standard No. 1) and Implementation Guidance for Accounting Standard for Treasury Shares and Appropriation of Legal Reserve (Accounting Standards Board of Japan, Final Revision, August 11, 2006, Accounting Standard Implementation Guidance No. 2). These had no impacts on losses. Under the previous standards, the Total of Capital would have a total of 8,279,142,000 yen. Due to the revisions of consolidated financial statement rules, the consolidated financial statements of the current consolidated accounting term are produced in accordance with the revised consolidated financial statement rules.	------------------------------
(Accounting Standard for Share-based Payment) Effective from the current consolidated accounting term, the company applied the Accounting Standard for Share-based Payment (Accounting Standards Board of Japan, December 27, 2005, Accounting Standard No. 8) and Implementation Guidance for Accounting Standard for Share-based Payment (Accounting Standards Board of Japan, Final Revision, May 31, 2006, Accounting Standard Implementation Guidance No. 11). Application of these standards had the effect of recognizing 24,524,000 yen of stock compensation as expenses. This increased operating loss, ordinary loss, and current loss before tax adjustment by 24,524,000 yen. Effects on segment information are noted in the relevant section.	------------------------------

Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
(Accounting treatment of stock based compensation) In the U.S., accounting treatment of stock-based compensation such as stock options is based on Accounting Principles Board (APB) Opinion No. 25, and SFAS No. 123 Accounting for Stock-Based Compensation (after amendment by SFAS No. 148 Accounting for Stock-Based Compensation — Transition and Disclosure). In the fair value method which is based on SFAS No. 123, compensation cost is measured on the grant date based on the value of compensation, recognized over the service period. In December 2003, the Financial Accounting Standards Board (FASB) announced the amended SFAS No. 123 Accounting for Stock-Based Compensation. This is a replacement for SFAS No. 123, and has priority over APB Opinion No. 25. This standard requires recognition in financial statements of all costs related to stock based compensation expense transactions, establishes items subject to measurement by fair value, and requires enterprises to apply a measurement method based on fair value accounting for stock compensation transactions. This standard applies to accounting terms starting on or after January 1, 2006, and the Allied Telesis Group applies it from the current consolidated accounting term. Application of this standard had the effect of recognizing 27,389,000 yen of stock based compensation as expense, which increased operating loss, ordinary loss, and current loss before tax adjustment by 27,389,000 yen. Effects on segment information are noted in the relevant section.	------------------------------
------------------------------	(Depreciation method of tangible fixed assets) In accordance with 2007 revision of the Corporate Tax Law, we recorded depreciation cost computed based on the depreciation method provided in the revised Corporate Tax Law, for tangible fixed assets acquired on or after April 1, 2007. This change had minimal effect on income.

Changes in Presentation Method

Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
(Consolidated balance sheets) Accrued Expenses, which were included in Other of Current Liabilities in the previous consolidated accounting term, now exceed 5% of total liabilities and net assets. Thus it is presented separately, starting with the current consolidated accounting term. 1,436,173 yen were included in Other of Current Liabilities in the previous consolidated accounting term.	------------------------------
(Consolidate Cash Flow Statement) Associated with revisions to the consolidated financial statement rules, items recognized as Amortization of Consolidated Account Adjustment in the previous consolidated accounting term are presented as Amortization of Goodwill from the current consolidated accounting term.	------------------------------

Notes
(for the consolidated balance sheet)

Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
*1 Treatment of bills expired at the end of the term The end of the term falls on a bank holiday and as such the bills which expired at the end of the term were received or paid on the bill clearing date. Therefore, the following bills which expire at the end of the term have been included in the balance at the end of the term. Bills receivable 51,466,000 yen Bills payable 754,000 yen	*1 Treatment of bills expired at the end of the term The end of the term falls on a bank holiday and as such the bills which expired at the end of the term were received or paid on the bill clearing date. Therefore, the following bills which expire at the end of the term have been included in the balance at the end of the term. Bills receivable 10,762,000 yen Bills payable 67,000 yen
*2 Assets offered as collateral The following assets have been offered as collateral:- Item Deposits 53,599,000 yen Accounts receivable 38,005,000 yen Total 91,605,000 yen	*2 Assets offered as collateral The following assets have been offered as collateral:- Item Cash and Deposits 518,625,000 yen Bills and Accounts 1,130,031,000 yen Marketable securities 115,000,000 yen Inventories 1,856,209,000 yen Other current assets 505,846,000 yen Buildings and structures 795,361,000 yen Machinery and vehicles 66,958,000 yen Tools and equipment 267,840,000 yen Land 722,971,000 yen Construction in progress 7,678,000 yen Intangible Fixed Assets (other) 109,433,000 yen Investment in securities (other) 186,241,000 yen Total 6,282,197,000 yen In addition to the above, assets have been offered as collateral there are Bills receivable and Accounts receivable 8,643,738,000 yen, Accounts receivable-other 240,818,000 yen, Advance payments 112,679,000 yen that was offset erase on consolidated.
Outstanding debt on the above-mentioned pledged assets is as follows:- Item Short-term loan (Lending Commitment Line) 238,220,000 yen (Factoring) 34,177,000 yen Total 272,397,000 yen	Outstanding debt on the above-mentioned pledged assets is as follows:- Item Among Short-term loan Lending Commitment Line (799,050,000 yen) and Factoring (2,808,000 yen) is included Short-term loan 3,626,838,000 yen Long-term Loan repayable within one year 591,458,000 yen Long-term Loan 432,180,000 yen Total 4,650,476,000 yen In addition to the above, assets have been offered deposits 250,000,000 yen as collateral of payment due date extended of import duty / and consumption tax etc. according.

Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
*3 Lending Commitment Line Contract The consolidated subsidiary, Allied Telesis International S.A. has entered into a Lending Commitment Line Contract with its bank, Credit Suisse Bank in order to facilitate efficient raising of working capital. The unexecuted balance of the loan relating to the Lending Commitment Line Contract at the end of the consolidated accounting term is as follows. Total value of the Lending Commitment 297,775,000 yen Unexecuted balance 238,220,000 yen Difference 59,555,000 yen	*3 Lending Commitment Line Contract The consolidated subsidiary, Allied Telesis International S.A. has entered into a Lending Commitment Line Contract with its bank, Credit Suisse Bank in order to facilitate efficient raising of working capital. The unexecuted balance of the loan relating to the Lending Commitment Line Contract at the end of the consolidated accounting term is as follows. Total value of the Lending Commitment 228,300,000 yen Unexecuted balance 228,300,000 yen Difference — yen The consolidated subsidiary, Allied Telesis Inc. has entered into a Lending Commitment Line Contract with its, Archer Capital Fund in order to facilitate efficient raising of working capital. The unexecuted balance of the loan relating to the Lending Commitment Line Contract at the end of the consolidated accounting term is as follows. Total value of the Lending Commitment 1,141,500,000 yen Unexecuted balance 570,750,000 yen Difference 570,750,000 yen
*4 Deposit for Escrow Agreement The 2,000,000,000 yen Escrow deposit is for the escrow agreement for the 6,000,000,000 yen 2010 maturity Euro yen unsecured convertible warrant bonds, which were issued on September 21, 2006 (redemption on September 17, 2010, London time). The escrow deposit is a compulsory deposit in custody of Hammonds, in the name of Allied-Telesis. This compulsory deposit is to meet the exercise amount, to fulfill the escrow agreement when the bonds which exceed 4,000,000,000 yen are converted to shares or transferred. Thus it is presented as Escrow deposit, not as Deposits.	----------------------------

(for the consolidated profit and loss account)

Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)

Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)

*1 The main items in Sales, General and Administration Expense are:

Wages	7,440,989,000 yen
Research and Development	6,296,954,000 yen
Allowance for bonus payable	231,727,000 yen
Retirement benefit expense	60,722,000 yen

*2 The amount related to Research and Development included in the Sales, General and Administration expense is:
6,296,954,000 yen

*3 The breakdown of sales of fixed assets is show below:-

Automotive equipment	783,000 yen
Tools and fixtures	9,535,000 yen
Software	1,508,000 yen
Total	11,827,000 yen

*4 The breakdown of loss deriving from disposal of fixed assets is shown below:-

Buildings and structures	50,905,000 yen
Automotive equipment	6,453,000,yen
Software	332,498,000 yen
Tools and fixtures	19,248,000 yen
Total	409,105,000 yen

*5 The breakdown of the losses on sales of fixed assets is shown below:-

Machinery and vehicles	2,000 yen
Tools and fixtures	273,000 yen
Total	275,000 yen

Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)

*1 The main items in Sales, General and Administration Expense are:

Wages	6,543,699,000 yen
Research and Development	5,277,647,000 yen
Allowance for bonus payable	194,625,000 yen
Retirement benefit expense	85,730,000 yen

*2 The amount related to Research and Development included in the Sales, General and Administration expense is:
5,277,647,000 yen

*3 The breakdown of sales of fixed assets is show below:-

Machinery	4,346,000 yen
Automotive equipment	4,085,000 yen
Tools and fixtures	7,745,000 yen
Other intangible Fixed Assets	6,000 yen
Total	16,183,000 yen

*4 The breakdown of loss deriving from disposal of fixed assets is shown below:-

Software	7,554,000 yen
Tools and fixtures	9,526,000,yen
Machinery and vehicles	33,000 yen
Total	17,113,000 yen

*5 The breakdown of the losses on sales of fixed assets is shown below:-

Tools and fixtures	2,039,000 yen

*6 Impairment loss

In current consolidated accounting term, the following group's asset impairment loss.

Location	Usage	Type	Amount
United States Washington	Business assets	Tools and equipment etc.	176,851,000
Switzerland	Business assets	Tools and equipment etc.	134,702,000
Republic of Singapore	Business assets	Tools and equipment etc.	43,814,000
Japan	Business assets	Tools and equipment etc.	36,819,000
Total			392,189,000

The Allied Telesis Group adopts a grouping method for business based on geographical segments, and assets of sales companies are grouped by area.

As business results generated from the operation in the US, Europe, Asia/Oceania and Japan (consumer PKG business) were or were expected to continue to be negative, we impaired the book value of each asset group to recoverable value, and recorded such reduction (392,189,000 yen) as impairment loss in the extraordinary loss account.

Details of such impairment loss were as follows:

Tools, equipment and fixtures (301,586,000 yen), buildings and structures (41,367,000 yen), software (33,856,000 yen), other assets (15,378,000 yen). The recoverable value of such asset groups were assessed their use value. For those assets for which no recoverable value was recognized based on future cash flows, impairment loss was assessed on the basis that use value was estimated as zero.

(Related to consolidated statement of changes in shareholders' equity)

Previous consolidated accounting term (January 1, 2006 – December 31, 2006)

1 Items related to shares issued

Type of shares	End of previous consolidated accounting term	Increase	Decrease	End of current consolidated accounting term
Common shares	85,596,122	23,814,618	—	109,410,740

(Summary of reasons for change)

The main reasons for the increase were, an increase of 229,800 shares by exercise of stock options, increase of 10,000,000 shares by exercise of warrants (third party allocation), and increase of 13,584,818 shares by exercise of convertible bond warrants (third party allocation).

2 Items related to treasury shares

Type of shares	End of previous consolidated accounting term	Increase	Decrease	End of current consolidated accounting term
Common shares	52,541	1,543	—	54,084

(Summary of reasons for change)

The main reason for the increase was purchase of shares which were less then one unit, resulting in a 1,543 increase.

3 Items related to subscription rights, etc.

	Breakdown	Type of shares from exercise	Number of shares from exercise				Balance at end of current consolidated accounting term (1,000 yen)
			End of previous consolidated accounting term	Increase	Decrease	End of current consolidated accounting term	
Submitting corporation	January 1998 Subscription Rights	Common shares	8,000	—	—	8,000	—
	March 1999 Subscription Rights	Common shares	42,000	—	500	41,500	—
	December 1999 Subscription Rights	Common shares	79,800	—	11,700	68,100	—
	March 2000 Subscription Rights	Common shares	93,100	—	7,000	86,100	—
	March 2002 Subscription Rights	Common shares	28,000	—	—	28,000	—
	Warrant No.1	Common shares	197,000	—	22,400	174,600	—
	Warrant No.2	Common shares	51,000	—	2,500	48,500	—
	Warrant No.3	Common shares	53,500	—	5,200	48,300	—
	Warrant No.4	Common shares	1,279,000	—	323,000	956,000	—
	Warrant No.5	Common shares	813,000	—	314,000	499,000	—
	Warrant No.6	Common shares	720,000	—	134,000	586,000	—
	Warrant No.7	Common shares	727,000	—	163,000	564,000	—
	Warrant No.8	Common shares	500,000	—	—	500,000	—

	Warrant No.10	Common shares	—	6,500,000	6,500,000	—	—
	Warrant No.11	Common shares	—	2,000,000	230,000	1,770,000	—
	Warrant No.12	Common shares	—	10,000,000	10,000,000	—	—
	Warrant No.13	Common shares	—	770,000	100,000	670,000	24,524
Subtotal			4,591,400	19,270,000	17,813,300	6,048,100	24,524
Subsidiaries	1988 stock options	Common shares	—	—	—	—	—
	1998 stock options	Common shares	—	—	—	—	27,389
Subtotal			—	—	—	—	27,389
TOTAL			4,591,400	19,270,000	17,813,300	6,048,100	51,914

(Notes) 1. The number of shares from exercise is the total possible number of shares that can result from exercise.

2. Reasons for changes in the number of shares from exercise

(1) The decrease in March 1999 Subscription Rights is due to employees who lost rights as result of their retirement, etc.

(2) The decrease in December 1999 Subscription Rights is due to the exercise of the rights..

(3) The decrease in March 2000 Subscription Rights is due to exercise of the rights, and rights cancelled as a result of employee retirement, etc.

(4) The decrease in Warrant No. 1 is due to exercise of the warrants, and warrants cancelled as a result of employee retirement, etc.

(5) The decrease in Warrant No. 2 is due to warrants cancelled as a result of employee retirement, etc.

(6) The decrease in Warrant No. 3 is due to exercise of the warrants, and warrants cancelled as a result of employee retirement, etc.

(7) The decrease in Warrant No. 4 is due to exercise of the warrants, and warrants cancelled as a result of employee retirement, etc.

(8) The decrease in Warrant No. 5 is due to exercise of the warrants, and warrants cancelled as a result of employee retirement, etc..

(9) The decrease in Warrant No. 6 is due to exercise of the warrants, and warrants cancelled as a result of employee retirement, etc.

(10) The decrease in Warrant No. 7 is due to exercise of the warrants, and warrants cancelled as a result of employee retirement, etc.

(11) The increase and decrease in Warrant No. 10 are due to the issue and early redemption of warrants.

(12) The increase and decrease in Warrant No. 11 are due to warrants issued, and cancellations as a result of retirement, etc. The initial exercise date of this warrant has not arrived yet.

(13) The increase and decrease in Warrant No. 12 are due to warrants issued and exercised.

(14) The increase and decrease in Warrant No. 13 are due to warrants issued, and cancelled as a result of retirement, etc. The initial exercise date for this warrant has not arrived yet.

4. Items related to Dividends

Nil.

Current consolidated accounting term (January 1, 2007 – December 31, 2007)

1 Items related to shares issued

Type of shares	End of previous consolidated accounting term	Increase	Decrease	End of current consolidated accounting term
Common shares	109,410,740	47,415,681	—	156,826,421

(Summary of reasons for change)

The main reasons for the increase were, an increase of 25,200,000 shares by exercise of warrants (third party allocation), and increase of 22,215,681 shares by exercise of convertible bond warrants (third party allocation).

2 Items related to treasury shares

Type of shares	End of previous consolidated accounting term	Increase	Decrease	End of current consolidated accounting term
Common shares	54,084	1,500	—	55,584

(Summary of reasons for change)

The main reason for the increase was purchase of shares which were less then one unit, resulting in a 1,500 increase.

3 Items related to subscription rights, etc.

	Breakdown	Type of shares from exercise	Number of shares from exercise				Balance at end of current consolidated accounting term (1,000 yen)
			End of previous consolidated accounting term	Increase	Decrease	End of current consolidated accounting term	
Submitting corporation	January 1998 Subscription Rights	Common shares	8,000	—	—	8,000	—
	March 1999 Subscription Rights	Common shares	41,500	—	14,500	27,000	—
	December 1999 Subscription Rights	Common shares	68,100	—	11,500	56,600	—
	March 2000 Subscription Rights	Common shares	86,100	—	9,000	77,100	—
	March 2002 Subscription Rights	Common shares	28,000	—	—	28,000	—
	Warrant No.14	Common shares	—	25,200,000	25,200,000	—	—
	Warrant as stock option	—	—	—	—	—	219,314
Subtotal			231,700	25,200,000	25,235,000	196,700	219,314
Subsidiaries	1998 stock options	Common shares	—	—	—	—	35,895
Subtotal			—	—	—	—	35,895
TOTAL			231,700	25,200,000	25,235,000	196,700	255,209

(Notes)
1. The number of shares from exercise is the total possible number of shares that can result from exercise.
2. Reasons for changes in the number of shares from exercise
   (1) The decrease in March 1999 Subscription Rights is due to employees who lost rights as result of their retirement, etc.
   (2) The decrease in December 1999 Subscription Rights is due to employees who lost rights as result of their retirement, etc.
   (3) The decrease in March 2000 Subscription Rights is due to employees who lost rights as result of their retirement, etc.
   (4) The increase and decrease in Warrant No. 14 are due to warrants issued and exercised.
   This Warrant was exercise of the right all on July 17, 2007
3. January 1998 Subscription Rights was expiration on January 7, 2008

4. Items related to Dividends

Nil.

(Consolidated cash flow statement)

<table>
<tr><th>Previous Consolidated Accounting Term
(January 1, 2006 – December 31, 2006)</th><th>Current Consolidated Accounting Term
(January 1, 2007 – December 31, 2007)</th></tr>
<tr><td>*1. The relationship between the balance of cash and cash equivalent at the end of the term with the amounts for items indicated on the consolidated balance sheet (as of December 31, 2006)
Cash and deposits 3,497,514,000 yen
Time deposit with term of over 3 months 637,806,000 yen

Difference 2,859,707,000 yen
Marketable Securities 125,875,000 yen

Cash and cash equivalent 2,985,583,000 yen

2. The breakdown of the non-fund transactions

Conversion of convertible bonds
Increase in capital by the conversion of convertible bonds 1,525,000,000 yen

Increase in Capital surplus by the conversion of the convertible bonds 1,525,000,000 yen

Decrease in convertible bonds due to their conversion 3,050,000,000 yen</td><td>*1. The relationship between the balance of cash and cash equivalent at the end of the term with the amounts for items indicated on the consolidated balance sheet (as of December 31, 2007)
Cash and deposits 3,238,593,000 yen
Time deposit with term of over 3 months 576,237,000 yen

Difference 2,662,356,000 yen
Marketable Securities 8,000 yen

Cash and cash equivalent 2,662,364,000 yen

2. The breakdown of the non-fund transactions

(1) Conversion of convertible bonds
Increase in capital by the conversion of convertible bonds 1,300,000,000 yen

Increase in Capital surplus by the conversion of the convertible bonds 1,300,000,000 yen

Decrease in convertible bonds due to their conversion 2,600,000,000 yen
(2) Repayment of Long-term loans by acceptance of spot investment
Increase in Capital by acceptance of spot investment 750,000,000 yen

Increase in Capital surplus by acceptance of spot investment 750,000,000 yen

Decrease in Long-term Loans by acceptance of spot investment 1,500,000,000 yen

Decrease in Warrant by exercise the right 10,500,,000 yen</td></tr>
</table>

(for the lease transactions)

Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
(Unit: 1,000 yen)	(Unit: 1,000 yen)

Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)

(Unit: 1,000 yen)

1. Finance lease transactions other than those in which the ownership of a leased object is deemed to be transferred to the leaseholder

(a) Acquisition price, accumulated depreciation and balance at the end of the term

	Tools and Fixtures	Intangible Fixed assets others	Total
Acquisition price	150,119	20,665	170,785
Accumulated Depreciation	68,346	19,004	87,351
Balance at the end of the term	81,773	1,660	83,434

(b) Balance of fees for unexpired leases at the end of the term

Within one year	38,505 yen
More than one year	46,118 yen
Total	84,623 yen

(c) Leasing fees paid, depreciation and interest paid

Lease fee paid	41,066 yen
Depreciation	38,839 yen
Interest paid	2,349 yen

(d) Calculation method for the depreciation

Straight line depreciation is used, with useful life equal to the lease term, and zero residual value.

(e) Calculation method for the interest

Interest is calculated by setting the difference between the total lease fee and the acquisition value of the leased object as the interest, with interest method used for distribution to each term.

2. Operating Lease transactions

Unexpired lease fees

Within one year	225,431 yen
More than one year	688,541 yen
Total	913,973 yen

(Regarding loss on impairment)

No loss on impairment is allocated to lease assets

Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)

(Unit: 1,000 yen)

1. Finance lease transactions other than those in which the ownership of a leased object is deemed to be transferred to the leaseholder

(a) Acquisition price, accumulated depreciation, accumulated impairment loss and balance at the end of the term

	Tools and Fixtures	Intangible Fixed assets others	Total
Acquisition price	200,399	—	200,399
Accumulated Depreciation	64,711	—	64,711
Accumulated Impairment loss	9,600	—	9,600
Balance at the end of the term	126,087	—	126,087

(b) Balance of fees for unexpired leases at the end of the term

Within one year	35,173 yen
More than one year	103,920 yen
Total	139,094 yen
Impairment of lease assets account balance	9,600 yen

(c) Leasing fees paid, depreciation, interest paid and Impairment loss

Lease fee paid	48,395 yen
Depreciation	46,380 yen
Interest paid	4,060 yen
Impairment loss	9,600 yen

(d) Calculation method for the depreciation

Same as described on left.

(e) Calculation method for the interest

Same as described on left.

2. Operating Lease transactions

Unexpired lease fees

Within one year	282,514 yen
More than one year	728,952 yen
Total	1,011,466 yen

(Securities)

Previous consolidated accounting term (as of December 31, 2006)

1. Other securities traded at market value (as of December 31, 2006)

Type	Cost of Acquisition (1,000 yen)	Amount accounted for in the consolidated balance sheet at the consolidated closing date	Difference (1,000 yen)
Securities for which the amount accounted for in the balance sheet exceeds the cost of acquisition			
Shares	6,885	10,612	3,726
Bonds	—	—	—
Others	—	—	—
Sub-total	6,885	10,612	3,726
Securities for which the amount accounted for in the balance sheet does not exceed the cost of acquisition			
Shares	2,695	2,229	(466)
Bonds	—	—	—
Others	—	—	—
Sub-total	2,695	2,229	(466)
Total	9,580	12, 841	3,260

2. Other securities sold (from January 1, 2006 to December 31, 2006)

Value sold (1,000 yen)	Total profit on sales (1,000 yen)	Total loss on sales (1,000 yen)
16	16	—

3. Non-marketable Securities (as of December 31, 2006)

	Amount accounted for in the consolidated balance sheet (1,000 yen)
Other securities	
(a) Negotiable certificates of deposits (CDs)	125,875
(b) Unlisted shares (note)	637,714
Total	763,589

(Note) Securities which decreased significantly in value during the current consolidated accounting term were treated as impaired assets. The decreased value of these unlisted securities is 36,614,000 yen, and 248,834,000 yen of convertible bonds.

(Securities)

Current consolidated accounting term (as of December 31, 2007)

1. Other securities traded at market value (as of December 31, 2007)

Type	Cost of Acquisition (1,000 yen)	Amount accounted for in the consolidated balance sheet at the consolidated closing date	Difference (1,000 yen)
Securities for which the amount accounted for in the balance sheet exceeds the cost of acquisition			
Shares	8,354	10,375	2,021
Bonds	—	—	—
Others	—	—	—
Sub-total	8,354	10,375	2,021
Securities for which the amount accounted for in the balance sheet does not exceed the cost of acquisition			
Shares	4,782	4,635	(147)
Bonds	—	—	—
Others	—	—	—
Sub-total	4,782	4,635	(147)
Total	13,136	15,010	1,874

2. Other securities sold (from January 1, 2007 to December 31, 2007)

Value sold (1,000 yen)	Total profit on sales (1,000 yen)	Total loss on sales (1,000 yen)
1,162,656	636,015	403

3. Non-marketable Securities (as of December 31, 2007)

	Amount accounted for in the consolidated balance sheet (1,000 yen)
Other securities	
(a) Negotiable certificates of deposits (CDs)	115,008
(b) Unlisted shares	53,195
Total	168,204

(Derivative transactions)

1. Matters on the transactions

Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
1. Details and purpose of transactions Our company conducts derivative transactions related to currency and interest rates with the aims of reducing risks associated with fluctuations in currency exchange rates and interest rates on future trading markets, in addition to reducing the cost of raising capital. Hedge accounting is applied using derivative transactions.	1. Details and purpose of transactions Our company conducts derivative transactions related to currency and interest rates with the aims of reducing risks associated with fluctuations in currency exchange rates and interest rates on future trading markets, in addition to reducing the cost of raising capital. Hedge accounting is applied using derivative transactions.
(a) Accounting methods for hedge transactions Special treatment is applied when the criteria for deferral hedge accounting treatment and special treatment for interest rate swaps are satisfied.	(a) Accounting methods for hedge transactions Same as described on left.
(b) Means for hedging and its subject Means for hedging - Interest rate swaps - Forward currency exchange transactions Subject - Interest on borrowings/loans - Foreign currency denominated liabilities	(b) Means for hedging and its subject Same as described on left.
(c) Hedging policy Based on our guidelines for market risk management, forward exchange transactions are conducted as necessary for the purpose of avoiding risks with exchange rate fluctuations deriving from foreign currency denominated transactions, and interest rate swap transactions are also conducted for the purpose of avoiding risks deriving from variations in interest rates on loans. The subject of a hedge transactions is identified for each individual contract.	(c) Hedging policy Same as described on left.
(d) Appraisal method for validity of hedge Over the period commencing at the time of starting hedge transaction to the time of appraisal for validity of a hedge, in principal, the appraisal for validity of hedge is conducted based on the accumulated value of changes in both of the subject for hedge transaction and means for hedging, in addition to accumulated cash flow changes. In accordance with risk management policy, the following interest rate swap contracts are concluded satisfying the following conditions:- I. The assumed principal of the interest rate swap transaction corresponds with the principal of the long-term loan. II. The term and the maturity of the interest rate swap transaction and the term and the maturity of the long-term loan are the same. III. The index on the variable interest rate for long-term loan and the index on the variable interest rate for receipt and payment in the interest rate swap are the same. IV. Conditions on interest rate revisions for an interest rate swap and for the long-term loan are the same. V. Conditions on receipt and payment for an interest rate swap transaction remain the same during the swap period. Therefore, the appraisal of the validity of an interest rate swap transaction at the closing date is omitted if the interest rate swap transaction satisfies the conditions for special treatment.	(d) Appraisal method for validity of hedge Same as described on left.

Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
2. Approach to derivative transactions and details of involved risk Derivative transactions conducted are intended for receivables and debts based on real demand and are not for the purpose of speculation and trading. Derivative transactions conducted are aimed at hedging the risk of sudden fluctuations in exchange rates and interest rates. Credit risks are also well considered when selecting the counterparty for a contract entered into. Therefore, it is recognized that market risks and credit risks involved in derivative transactions conducted are extremely limited.	2. Approach to derivative transactions and details of involved risk Same as described on left.
3. Risk management systems for derivative transactions The Finance Department is responsible for the execution and management of derivative transactions. The Department submits a monthly report on such transactions at the Board of Directors meeting. Decisions regarding derivative transactions which involve large sums are concluded at Board of Directors before the relevant transactions are made.	3. Risk management systems for derivative transactions Same as described on left.

2. Matters on the market value of the derivative transactions

Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)

Contract amount, the market values and the appraisal profit/loss of the derivative transactions

Currency-related

Type	Previous Consolidated Accounting Term (as of December 31, 2006)			
	Contract Amount (1,000 yen)	Contract Amount for contracts with a term in excess of one year (1,000 yen)	Market Value (1,000 yen)	Appraisal Profit/ Loss (1,000 yen)
Off-market transactions Forward exchange transactions Open long positions				
USD	647,764	—	664,072	16,308
NZD	35,222	—	41,741	6,518
Total	682,986	—	705,814	22,827

(Notes)

1. Calculation method for market value
   For forward exchange transactions --- based on the futures market value.
2. Open long positions for the above-mentioned forward exchange transactions are for future payments relating to import transactions.
3. Transactions to which hedge accounting is applied are not subject to disclosure.

Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)

Nil, Balance at the end of the term is nothing

(Retirement benefits)

Previous Consolidated Accounting Term (From January 1, 2006 To December 31, 2006)

1. The summary of the retirement benefit system
The retirement lump sum grant system is applied based on the provisions on retirement benefits. Some overseas consolidated subsidiaries also apply the retirement lump sum grant system.

2. Matters on the retirement benefit obligation (Unit: 1,000 yen)

(a) Retirement benefit obligation	(609,807)
(b) Retirement benefit allowance	(605,444)
(c) Untreated mathematical difference	4,362

3. Matters on the benefit expenses

(a) Benefit expenses	60,722
(b) Service expense	47,150
(c) Interest expense	7,157
(d) Mathematical difference treated as expense	6,414

4. Matters on the basis for calculation of the retirement benefit obligation

(a) Discount rate	1.50%
(b) Method of term allocation for expected retirement benefit	Fixed amount per term
(c) Other matters for calculation of retirement benefit obligation	
Number of years for treatment of mathematical difference	8 years (The amount allocated proportionately over the prescribed number of years, which should be within the average outstanding length of service per employee, is recognized as an expense from the consolidated accounting term following the term in which it occurred.)

Current Consolidated Accounting Term (From January 1, 2007 To December 31, 2007)

1. The summary of the retirement benefit system
The retirement lump sum grant system is applied based on the provisions on retirement benefits. Some overseas consolidated subsidiaries also apply the retirement lump sum grant system.

2. Matters on the retirement benefit obligation (Unit: 1,000 yen)

(a) Retirement benefit obligation	(612,435)
(b) Retirement benefit allowance	(612,244)
(c) Untreated mathematical difference	190

3. Matters on the benefit expenses

(a) Benefit expenses	85,730
(b) Service expense	77,169
(c) Interest expense	7,478
(d) Mathematical difference treated as expense	1,082

4. Matters on the basis for calculation of the retirement benefit obligation

(a) Discount rate	1.50%
(b) Method of term allocation for expected retirement benefit	Fixed amount per term
(c) Other matters for calculation of retirement benefit obligation	
Number of years for treatment of mathematical difference	8 years (The amount allocated proportionately over the prescribed number of years, which should be within the average outstanding length of service per employee, is recognized as an expense from the consolidated accounting term following the term in which it occurred.)

(Related to Stock Options, etc.)
Previous Consolidated Accounting Term (From January 1, 2006 To December 31, 2006)
1. Stock option details, scale, and changes
For stock options which existed in the current consolidated accounting term, numbers of stock options are noted by converting them into numbers of shares.
(1) Stock option details
a) Submitting corporation

	January 8, 1998 shareholders meeting resolution Subscription rights	March 30, 1999 shareholders meeting resolution Subscription rights	December 20, 1999 shareholders meeting resolution Subscription rights
Classification and number of grantees	This company's Directors 6 This company's employees 83	This company's Directors 6 This company's employees 54	This company's Directors 8 This company's employees 89
Number of stock options	Common shares 160,000	Common shares 101,000	Common shares 150,000
Grant date	November 13, 1998	December 1, 1999	November 21, 2000
Vesting conditions	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.
Service period	From: November 13, 1998 To: January 8, 2000	From: December 1, 1999 To: March 30, 2001	From: November 21, 2000 To: December 21, 2001
Exercise period	From: January 8, 2000 To: January 7, 2008	From: March 30, 2001 To: March 29, 2009	From: December 21, 2001 To: December 20, 2009

	March 29, 2000 shareholders meeting resolution Subscription rights	March 27, 2002 shareholders meeting resolution Subscription rights	Warrant No. 1
Classification and number of grantees	This company's Directors 15 This company's employees150	This company's employees 5	This company's Directors 4 This company's employees157 Affiliate employees 22
Number of stock options	Common shares 200,000	Common shares 58,000	Common shares 269,300
Grant date	November 21, 2000	April 15, 2002	July 24, 2002
Vesting conditions	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.
Service period	From: November 21, 2000 To: March 30, 2002	From: April 15, 2002 To: March 30, 2004	From: July 24, 2002 To: June 7, 2004
Exercise period	From: March 30, 2002 To: March 29, 2010	From: March 30, 2004 To: March 29, 2012	From: June 7, 2004 To: June 6, 2012

	Warrant No. 2	Warrant No. 3	Warrant No. 4
Classification and number of grantees	This company's Directors 1 This company's Auditor 1 This company's employees 15	This company's employees 20 Affiliate employees 9	This company's Auditor 1 This company's employees 5 Affiliate Director 1 Affiliate employees 5
Number of stock options	Common shares 65,600	Common shares 140,500	Common shares 1,800,000
Grant date	April 28, 2003	August 25, 2003	November 5, 2004
Vesting conditions	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.
Service period	From: April 28, 2003 To: June 7, 2004	From: August 25, 2003 To: March 26, 2005	From: November 5, 2004 To: March 24, 2005
Exercise period	From: June 7, 2004 To: June 6, 2012	From: March 26, 2005 To: March 25, 2013	From: March 24, 2005 To: March 23, 2014

	Warrant No. 5	Warrant No. 6	Warrant No. 7
Classification and number of grantees	Affiliate directors 8 Affiliate employees 17	This company's Directors 1 This company's employees 1 Affiliate Directors 2 Affiliate employees 33	This company's Directors 2 This company's employees 3 Affiliate Director 1 Affiliate employees 40
Number of stock options	Common shares 1,065,000	Common shares 815,000	Common shares 830,000
Grant date	December 14, 2004	February 23, 2005	March 18, 2005
Vesting conditions	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.
Service period	From: December 14, 2004 To: March 24, 2005	From: February 23, 2005 To: March 24, 2005	From: March 18, 2005 To: March 24, 2005
Exercise period	From: March 24, 2005 To: March 23, 2014	From: March 24, 2005 To: March 23, 2014	From: March 24, 2005 To: March 23, 2014

	Warrant No. 8	Warrant No. 11	Warrant No. 13
Classification and number of grantees	This company's Directors 2 This company's Auditors 1 Affiliate Directors 2 Affiliate employees 2	This company's Directors 1 This company's employees 11 Affiliate Director 1 Affiliate employees 65	This company's Directors 2 This company's employees 2 Affiliate Director 1 Affiliate employees 8
Number of stock options	Common shares 500,000	Common shares 2,000,000	Common shares 770,000
Grant date	March 31, 2005	February 27, 2006	June 8, 2006
Vesting conditions	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.
Service period	From: March 31, 2005 To: March 23, 2006	From: February 27, 2006 To: February 27, 2008	From: June 8, 2006 To: June 8, 2008
Exercise period	From: March 23, 2006 To: March 22, 2015	From: February 27, 2008 To: March 22, 2015	From: June 8, 2008 To: March 29, 2016

b) Affiliate corporation
Allied Telesis, Inc.

	1988 stock options	1998 stock options
Classification and number of grantees	This company's employees 39 Affiliate employees, etc. 7	This company's employees 250 Affiliate employees, etc. 75
Number of stock options	4,108,835 shares	4,518,770 shares
Grant dates	November 1988 — August 1998	January 1999 — December 2006
Vesting conditions	Work for the company for a one year continuous period, starting on or after the grant date	Work for the company for a one year continuous period, starting on or after the grant date
Service period	4 year period from grant date	4 year period from grant date
Exercise period	10 year period from vesting	10 year period from vesting

(2) Stock option details, scale, and changes

(a) Number of stock options

a) Submitting corporation

	January 8, 1998 shareholders meeting resolution Subscription rights	March 30, 1999 shareholders meeting resolution Subscription rights	December 20, 1999 shareholders meeting resolution Subscription rights
Before vesting (shares)			
Previous consolidated accounting term	—	—	—
Granted	—	—	—
Nullified	—	—	—
Vested	—	—	—
Unvested balance	—	—	—
After vesting (shares)			
Previous consolidated accounting term	8,000	42,000	79,800
Vested	—	—	—
Exercised	—	—	11,700
Nullified	—	500	—
Unexercised balance	8,000	41,500	68,100

	March 29, 2000 shareholders meeting resolution Subscription rights	March 27, 2002 shareholders meeting resolution Subscription rights	Warrant No. 1
Before vesting (shares)			
Previous consolidated accounting term	—	—	—
Granted	—	—	—
Nullified	—	—	—
Vested	—	—	—
Unvested balance	—	—	—
After vesting (shares)			
Previous consolidated accounting term	93,100	28,000	197,000
Vested	—	—	—
Exercised	3,700	—	400
Nullified	3,300	—	22,000
Unexercised balance	86,100	28,000	174,600

	Warrant No. 2	Warrant No. 3	Warrant No. 4
Before vesting (shares)			
Previous consolidated accounting term	—	—	—
Granted	—	—	—
Nullified	—	—	—
Vested	—	—	—
Unvested balance	—	—	—
After vesting (shares)			
Previous consolidated accounting term	51,000	53,500	1,279,000
Vested	—	—	—
Exercised	—	200	113,000
Nullified	2,500	5,000	210,000
Unexercised balance	48,500	48,300	956,000

	Warrant No. 5	Warrant No. 6	Warrant No. 7
Before vesting (shares)			
Previous consolidated accounting term	—	—	—
Granted	—	—	—
Nullified	—	—	—
Vested	—	—	—
Unvested balance	—	—	—
After vesting (shares)			
Previous consolidated accounting term	813,000	720,000	727,000
Vested	—	—	—
Exercised	88,000	12,000	12,000
Nullified	226,000	122,000	151,000
Unexercised balance	499,000	586,000	564,000

	Warrant No. 8	Warrant No. 11	Warrant No. 13
Before vesting (shares)			
Previous consolidated accounting term	—	—	—
Granted	—	2,000,000	770,000
Nullified	—	230,000	100,000
Vested	—	—	—
Unvested balance	—	1,770,000	670,000
After vesting (shares)			
Previous consolidated accounting term	500,000	—	—
Vested	—	—	—
Exercised	—	—	—
Nullified	—	—	—
Unexercised balance	500,000	—	—

b) Affiliate corporations
Allied Telesis, Inc.

	1988 Stock options	1998 Stock options
Before vesting (shares)		
Previous consolidated accounting term	—	477,912
Granted	—	266,500
Nullified	—	138,725
Vested	—	238,387
Unvested balance	—	367,300
After vesting (shares)		
Previous consolidated accounting term	1,917,089	1,625,309
Vested	—	238,387
Exercised	—	—
Nullified	47,779	476,774
Unexercised balance	1,869,310	1,386,922

(b) Price information

a) Submitting corporation

	January 8, 1998 shareholders meeting resolution Subscription rights	March 30, 1999 shareholders meeting resolution Subscription rights	December 20, 1999 shareholders meeting resolution Subscription rights
Exercise price (yen)	200	200	310
Average stock price at time of exercise (yen)	—	528	—
Fair value price (grant date) (yen)	—	—	—

	March 29, 2000 shareholders meeting resolution Subscription rights	March 27, 2002 shareholders meeting resolution Subscription rights	Warrant No. 1
Exercise price (yen)	400	421	409
Average stock price at time of exercise (yen)	599	—	812
Fair value price (grant date) (yen)	—	—	—

	Warrant No. 2	Warrant No. 3	Warrant No. 4
Exercise price (yen)	275	235	239
Average stock price at time of exercise (yen)	—	475	506
Fair value price (grant date) (yen)	—	—	—

	Warrant No. 5	Warrant No. 6	Warrant No. 7
Exercise price (yen)	170	288	336
Average stock price at time of exercise (yen)	390	572	652
Fair value price (grant date) (yen)	—	—	—

	Warrant No. 8	Warrant No. 11	Warrant No. 13
Exercise price (yen)	406	573	290
Average stock price at time of exercise (yen)	—	—	—
Fair value price (grant date) (yen)	—	—	204 – 220

(Note) The average stock price at time of exercise is the average of this stock's daily average closing price on the Tokyo Stock Exchange in the month including the date of exercise (rounded off to the nearest yen). If there are multiple exercise months, then it is the average of (the averages of each month's daily closing prices of this company's stock on the Tokyo Stock Exchange), rounded off to the nearest yen.

b) Affiliate corporations

Allied Telesis Inc.

	1988 Stock options	1998 Stock options
Exercise price (US$)	—	—
Average stock price at time of exercise (US$)	—	—
Fair value price (grant date) (US$)	0.12 – 1.50	3.00

2. Methods of estimating fair value price of stock options

The methods to estimate fair value of stock options existing in this consolidated accounting term are as follows.

(1) Valuation technique used

Stock option name	Warrant No. 13	1988 Stock options	1998 Stock options
Valuation technique used	Black-Scholes formula	Black-Scholes formula	Black-Scholes formula

(2) Primary basic data

Stock option name	Warrant No. 13	1988 Stock options	1998 Stock options
Stock price volatility	85.56%	75%	75%
Forecast time remaining	5.9 – 7.4 years	4 years	0.5 – 3.5 years
Forecast dividends (yield)	0.17%	-	-
Risk free interest rate	1.63%	3.185% – 4.745%	3.185% – 4.745%

(3) Methods to estimate major basic data

Stock option name	Warrant No. 13	1988 Stock options	1998 Stock options
Stock price volatility	Calculated based on volatility over a period of 5 years, 10 months (from August 2000 to May 2006)	—	—
Forecast time remaining	Sufficient data was unavailable, and rational estimate was difficult. Thus it is assumed that these are exercised in the middle of the exercise period.	The estimate assumes that the rights vest on the grant date.	The estimate assumes that the rights vest on the grant date.
Forecast dividends (yield)	Calculated based on past results.	—	—
Risk free interest rate	Average yield of 10 year Japanese Government Bonds, from June 1996 to May 2006	Average yield of 5 year bonds of the Federal Reserve Bank of St. Louis	Average yield of 5 year bonds of the Federal Reserve Bank of St. Louis

3. Method of estimating the number of stock options vested

Basically, it is difficult to rationally estimate the number of future nullified options, so a method was adopted which reflects the past number of options nullified.

4. Impact on the consolidated financial statements

Stock compensation expense through the stock option system 51,914,000 yen

Current Consolidated Accounting Term (From January 1, 2007 To December 31, 2007)

1. Stock option details, scale, and changes

For stock options which existed in the current consolidated accounting term, numbers of stock options are noted by converting them into numbers of shares.

(1) Stock option details

a) Submitting corporation

	January 8, 1998 shareholders meeting resolution Subscription rights	March 30, 1999 shareholders meeting resolution Subscription rights	December 20, 1999 shareholders meeting resolution Subscription rights
Classification and number of grantees	This company's Directors 6 This company's employees 83	This company's Directors 6 This company's employees 54	This company's Directors 8 This company's employees 89
Number of stock options	Common shares 160,000	Common shares 101,000	Common shares 150,000
Grant date	November 13, 1998	December 1, 1999	November 21, 2000
Vesting conditions	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.
Service period	From: November 13, 1998 To: January 8, 2000	From: December 1, 1999 To: March 30, 2001	From: November 21, 2000 To: December 21, 2001
Exercise period	From: January 8, 2000 To: January 7, 2008	From: March 30, 2001 To: March 29, 2009	From: December 21, 2001 To: December 20, 2009

	March 29, 2000 shareholders meeting resolution Subscription rights	March 27, 2002 shareholders meeting resolution Subscription rights	Warrant No. 1
Classification and number of grantees	This company's Directors 15 This company's employees 150	This company's employees 5	This company's Directors 4 This company's employees 157 Affiliate employees 22
Number of stock options	Common shares 200,000	Common shares 58,000	Common shares 269,300
Grant date	November 21, 2000	April 15, 2002	July 24, 2002
Vesting conditions	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.
Service period	From: November 21, 2000 To: March 30, 2002	From: April 15, 2002 To: March 30, 2004	From: July 24, 2002 To: June 7, 2004
Exercise period	From: March 30, 2002 To: March 29, 2010	From: March 30, 2004 To: March 29, 2012	From: June 7, 2004 To: June 6, 2012

	Warrant No. 2	Warrant No. 3	Warrant No. 4
Classification and number of grantees	This company's Directors 1 This company's Auditor 1 This company's employees 15	This company's employees 20 Affiliate employees 9	This company's Auditor 1 This company's employees 5 Affiliate Director 1 Affiliate employees 5
Number of stock options	Common shares 65,600	Common shares 140,500	Common shares 1,800,000
Grant date	April 28, 2003	August 25, 2003	November 5, 2004
Vesting conditions	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.
Service period	From: April 28, 2003 To: June 7, 2004	From: August 25, 2003 To: March 26, 2005	From: November 5, 2004 To: March 24, 2005
Exercise period	From: June 7, 2004 To: June 6, 2012	From: March 26, 2005 To: March 25, 2013	From: March 24, 2005 To: March 23, 2014

	Warrant No. 5	Warrant No. 6	Warrant No. 7
Classification and number of grantees	Affiliate directors 8 Affiliate employees 17	This company's Directors 1 This company's employees 1 Affiliate Directors 2 Affiliate employees 33	This company's Directors 2 This company's employees 3 Affiliate Director 1 Affiliate employees 40
Number of stock options	Common shares 1,065,000	Common shares 815,000	Common shares 830,000
Grant date	December 14, 2004	February 23, 2005	March 18, 2005
Vesting conditions	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.
Service period	From: December 14, 2004 To: March 24, 2005	From: February 23, 2005 To: March 24, 2005	From: March 18, 2005 To: March 24, 2005
Exercise period	From: March 24, 2005 To: March 23, 2014	From: March 24, 2005 To: March 23, 2014	From: March 24, 2005 To: March 23, 2014

	Warrant No. 8	Warrant No. 11	Warrant No. 13
Classification and number of grantees	This company's Directors 2 This company's Auditors 1 Affiliate Directors 2 Affiliate employees 2	This company's Directors 1 This company's employees 11 Affiliate Director 1 Affiliate employees 65	This company's Directors 2 This company's employees 2 Affiliate Director 1 Affiliate employees 8
Number of stock options	Common shares 500,000	Common shares 2,000,000	Common shares 770,000
Grant date	March 31, 2005	February 27, 2006	June 8, 2006
Vesting conditions	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.
Service period	From: March 31, 2005 To: March 23, 2006	From: February 27, 2006 To: February 27, 2008	From: June 8, 2006 To: June 8, 2008
Exercise period	From: March 23, 2006 To: March 22, 2015	From: February 27, 2008 To: March 22, 2015	From: June 8, 2008 To: March 29, 2016

	Warrant No. 15	Warrant No. 16
Classification and number of grantees	This company's employees 4 Affiliate Directors 4 Affiliate employees 4	This company's Directors 5 This company's Auditor 1 External collaborator 1
Number of stock options	Common shares 475,000	Common shares 4,525,000
Grant date	November 16, 2007	November 16, 2007
Vesting conditions	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.	At time of exercise, must be a Director, Auditor, or employee of this company or affiliate.
Service period	From: November 16, 2007 To: November 6, 2009	From: November 16, 2007 To: November 16, 2007
Exercise period	From: November 6, 2009 To: March 28, 2017	From: November 16, 2007 To: March 28, 2017

b) Affiliate corporation
Allied Telesis, Inc.

	1988 stock options	1998 stock options
Classification and number of grantees	This company's employees 39 Affiliate employees, etc. 7	This company's employees 250 Affiliate employees, etc. 75
Number of stock options	4,108,835 shares	4,518,770 shares
Grant dates	November 1988 — August 1998	January 1999 — December 2006
Vesting conditions	Work for the company for a one year continuous period, starting on or after the grant date	Work for the company for a one year continuous period, starting on or after the grant date
Service period	4 year period from grant date	4 year period from grant date
Exercise period	10 year period from vesting	10 year period from vesting

(2) Stock option details, scale, and changes

(a) Number of stock options

a) Submitting corporation

	January 8, 1998 shareholders meeting resolution Subscription rights	March 30, 1999 shareholders meeting resolution Subscription rights	December 20, 1999 shareholders meeting resolution Subscription rights
Before vesting (shares)			
Previous consolidated accounting term	—	—	—
Granted	—	—	—
Nullified	—	—	—
Vested	—	—	—
Unvested balance	—	—	—
After vesting (shares)			
Previous consolidated accounting term	8,000	41,500	68,100
Vested	—	—	—
Exercised	—	—	—
Nullified	—	14,500	11,500
Unexercised balance	8,000	27,000	56,600

	March 29, 2000 shareholders meeting resolution Subscription rights	March 27, 2002 shareholders meeting resolution Subscription rights	Warrant No. 1
Before vesting (shares)			
Previous consolidated accounting term	—	—	—
Granted	—	—	—
Nullified	—	—	—
Vested	—	—	—
Unvested balance	—	—	—
After vesting (shares)			
Previous consolidated accounting term	86,100	28,000	174,600
Vested	—	—	—
Exercised	—	—	—
Nullified	9,000	—	8,300
Unexercised balance	77,100	28,000	166,300

	Warrant No. 2	Warrant No. 3	Warrant No. 4
Before vesting (shares)			
Previous consolidated accounting term	—	—	—
Granted	—	—	—
Nullified	—	—	—
Vested	—	—	—
Unvested balance	—	—	—
After vesting (shares)			
Previous consolidated accounting term	48,500	48,300	956,000
Vested	—	—	—
Exercised	—	—	—
Nullified	6,000	3,400	150,000
Unexercised balance	42,500	44,900	806,000

	Warrant No. 5	Warrant No. 6	Warrant No. 7
Before vesting (shares)			
Previous consolidated accounting term	—	—	—
Granted	—	—	—
Nullified	—	—	—
Vested	—	—	—
Unvested balance	—	—	—
After vesting (shares)			
Previous consolidated accounting term	499,000	586,000	564,000
Vested	—	—	—
Exercised	—	—	—
Nullified	90,000	80,000	142,000
Unexercised balance	409,000	506,000	422,000

	Warrant No. 8	Warrant No. 11	Warrant No. 13
Before vesting (shares)			
Previous consolidated accounting term	—	1,770,000	670,000
Granted	—	—	—
Nullified	—	490,000	250,000
Vested	—	—	—
Unvested balance	—	1,280,000	420,000
After vesting (shares)			
Previous consolidated accounting term	500,000	—	—
Vested	—	—	—
Exercised	—	—	—
Nullified	—	—	—
Unexercised balance	500,000	—	—

	Warrant No. 15	Warrant No. 16
Before vesting (shares)		
Previous consolidated accounting term	—	—
Granted	475,000	4,525,000
Nullified	—	—
Vested	—	4,525,000
Unvested balance	475,000	—
After vesting (shares)		
Previous consolidated accounting term	—	—
Vested	—	4,525,000
Exercised	—	—
Nullified	—	—
Unexercised balance	—	4,525,000

b) Affiliate corporations
Allied Telesis, Inc.

	1988 Stock options	1998 Stock options
Before vesting (shares)		
Previous consolidated accounting term	—	367,300
Granted	—	300,000
Nullified	—	256,642
Vested	—	58,783
Unvested balance	—	351,875
After vesting (shares)		
Previous consolidated accounting term	1,869,310	1,386,922
Vested	—	58,783
Exercised	—	—
Nullified	1,869,310	408,615
Unexercised balance	—	1,037,090

(b) Price information

a) Submitting corporation

	January 8, 1998 shareholders meeting resolution Subscription rights	March 30, 1999 shareholders meeting resolution Subscription rights	December 20, 1999 shareholders meeting resolution Subscription rights
Exercise price (yen)	200	200	310
Average stock price at time of exercise (yen)	—	—	—
Fair value price (grant date) (yen)	—	—	—

	March 29, 2000 shareholders meeting resolution Subscription rights	March 27, 2002 shareholders meeting resolution Subscription rights	Warrant No. 1
Exercise price (yen)	400	421	409
Average stock price at time of exercise (yen)	—	—	—
Fair value price (grant date) (yen)	—	—	—

	Warrant No. 2	Warrant No. 3	Warrant No. 4
Exercise price (yen)	275	235	239
Average stock price at time of exercise (yen)	—	—	—
Fair value price (grant date) (yen)	—	—	—

	Warrant No. 5	Warrant No. 6	Warrant No. 7
Exercise price (yen)	170	288	336
Average stock price at time of exercise (yen)	—	—	—
Fair value price (grant date) (yen)	—	—	—

	Warrant No. 8	Warrant No. 11	Warrant No. 13
Exercise price (yen)	406	573	290
Average stock price at time of exercise (yen)	—	—	—
Fair value price (grant date) (yen)	—	—	204 – 220

	Warrant No. 15	Warrant No. 16
Exercise price (yen)	63	63
Average stock price at time of exercise (yen)	—	—
Fair value price (grant date) (yen)	42 – 46	39

(Note) The average stock price at time of exercise is the average of this stock's daily average closing price on the Tokyo Stock Exchange in the month including the date of exercise (rounded off to the nearest yen). If there are multiple exercise months, then it is the average of (the averages of each month's daily closing prices of this company's stock on the Tokyo Stock Exchange), rounded off to the nearest yen.

b) Affiliate corporations

Allied Telesis Inc.

	1988 Stock options	1998 Stock options
Exercise price (US$)	—	—
Average stock price at time of exercise (US$)	—	—
Fair value price (grant date) (US$)	0.12 – 1.50	3.00

2. Methods of estimating fair value price of stock options

The methods to estimate fair value of stock options existing in this consolidated accounting term are as follows.

(1) Valuation technique used

Stock option name	Warrant No. 15	Warrant No. 16
Valuation technique used	Black-Scholes formula	Black-Scholes formula

(2) Primary basic data

Stock option name	Warrant No. 15	Warrant No. 16
Stock price volatility	81.28%	81.28%
Forecast time remaining	5.6 – 7.1 years	4.6 years
Forecast dividends (yield)	0.14%	0.14%
Risk free interest rate	1.50%	1.50%

(3) Methods to estimate major basic data

Stock option name	Warrant No. 15	Warrant No. 16
Stock price volatility	Calculated based on volatility over a period of 70 months (from January 2002 to October 2007)	Calculated based on volatility over a period of 70 months (from January 2002 to October 2007)
Forecast time remaining	Sufficient data was unavailable, and rational estimate was difficult. Thus it is assumed that these are exercised in the middle of the exercise period.	Sufficient data was unavailable, and rational estimate was difficult. Thus it is assumed that these are exercised in the middle of the exercise period.
Forecast dividends (yield)	Calculated based on past results.	Calculated based on past results.
Risk free interest rate	Average yield of 10 year Japanese Government Bonds, from November 1997 to October 2007	Average yield of 10 year Japanese Government Bonds, from November 1997 to October 2007

3. Method of estimating the number of stock options vested

Basically, it is difficult to rationally estimate the number of future nullified options, so a method was adopted which reflects the past number of options nullified.

4. Impact on the consolidated financial statements

(1) The amount of stock option expense and subjects in Current Consolidated Accounting Term.

Stock compensation expense of Sales, General and Administration 215,819,000 yen

(2) The amount as income by revocation of non exercise the right in Current Consolidated Accounting Term.

Gain on reversal of warrants of Extraordinary Profit 9,151,000 yen

(Tax Effect Accounting)

Previous Consolidated Accounting Term (December 31, 2006)		Current Consolidated Accounting Term (December 31, 2007)	
1. Breakdown of deferred tax assets and deferred tax liabilities by cause of occurrence (1,000 yen)		1. Breakdown of deferred tax assets and deferred tax liabilities by cause of occurrence (1,000 yen)	
DEFFERED TAX ASSETS		DEFFERED TAX ASSETS	
Appraisal loss of inventory assets	453,576	Appraisal loss of inventory assets	456,419
Depreciation expense	108,639	Depreciation expense	186,684
Loss brought forward	2,098,844	Loss brought forward	2,118,213
Research and Development expense	1,984,124	Research and experiment expenses tax credit	1,754,182
Allowance for retirement benefit	198,465	Allowance for retirement benefit	208,018
Impairment for Investment in securities	199,296	Impairment for Investment in securities	98,544
Others	561,191	Impairment loss	138,480
Allowance for appraisal	(5,604,138)	Others	565,261
Total of Deferred tax assets	—	Allowance for appraisal	(5,525,805)
DEFFERED TAX LIABILITIES		Total of Deferred tax assets	—
Foreign exchange forward contracts	34,310	DEFFERED TAX LIABILITIES	
Other securities appraisal difference	24,891	Other securities appraisal difference	822
Others	9,121	Others	8,964
Total of the deferred liabilities	68,324	Total of the deferred liabilities	9,786
Total deferred tax liability	68,324	Total deferred tax liability	9,786
2. Breakdown of major causes of significant differences between the legal effective tax rate and the corporate tax rate after the application of tax effect accounting		2. Breakdown of major causes of significant differences between the legal effective tax rate and the corporate tax rate after the application of tax effect accounting	
Domestic legal effective tax rate	40.7%	Legal effective tax rate	40.7%
(Adjusted)		(Adjusted)	
Difference in tax rate between domestic and overseas subsidiaries	(16.1%)	Difference in tax rate between domestic and overseas subsidiaries	43.3%
Permanent differences such as dividends received	1.9%	Permanent differences	3.8%
		Per capita residential tax	5.1%
Per capita residential tax	(0.4%)	Prior Fiscal Year Corporate Taxes, etc.	3.2%
Amortization of goodwill	(8.3%)	Difference in the applied tax rate to write-off of the unrealized profit	(10.4%)
Difference in the applied tax rate to write-off of the unrealized profit	(1.5%)	Research and experiment expenses tax credit	(8.2%)
Allowance for appraisal	(76.9%)	Allowance for appraisal	15.6%
Others	(1.5%)	Others	0.1%
Corporate tax rate after application of the tax effect accounting	(62.1%)	Corporate tax rate after application of the tax effect accounting	93.2%

(Segment Information)

Segment Information by business type

The consolidated group omitted segment information by business type for the previous consolidated accounting term (January 1, 2006 – December 31, 2006) and the current consolidated accounting term (January 1, 2007 – December 31, 2007), because our consolidated group provides only news concerning information communication and network-related businesses.

Segment Information by location

Previous consolidated accounting term (January 1, 2006 – December 31, 2006)

	Japan (1,000 yen)	Europe/America (1,000 yen)	Asia/Oceania (1,000 yen)	Total (1,000 yen)	Write-off or all group (1,000 yen)	Consolidated (1,000 yen)
I. Sales and Operating profit (loss) Sales						
(1) To external customers	28,363,034	21,525,777	2,840,936	52,729,748	—	52,729,748
(2) Between segments or transfer	1,433,815	584,438	15,923,287	17,941,541	(17,941,541)	—
Total	29,796,850	22,110,215	18,764,223	70,671,289	(17,941,541)	52,729,748
Operating expenses	31,328,309	23,625,545	19,232,546	74,186,402	(18,070,968)	56,115,433
Operating profit (loss)	1,531,459	1,515,330	468,323	3,515,113	129,427	3,385,685
II Assets	31,886,672	15,155,231	14,673,732	61,715,637	(28,709,370)	33,006,267

(Notes)

1. Breakdowns by country or region are based on geographical proximity.
2. Major countries and regions included in areas other than Japan

(1) Europe/America – United States, Canada, United Kingdom, France, Germany, Netherlands, and Italy

(2) Asia/Oceania – Singapore, China, Australia, New Zealand, and South Korea

3. As indicated in Changes in the Accounting Treatment, from the current consolidated accounting term, this company applies the Accounting Standard for Share-based Payment (Accounting Standards Board of Japan, December 27, 2005, Accounting Standard No. 8) and Implementation Guidance for Accounting Standard for Share-based Payment (Accounting Standards Board of Japan, Final Revision, May 31, 2006, Accounting Standard Implementation Guidance No. 11). Through these, 24,524,000 yen of stock compensation expense was recognized in Japan, increasing the operating loss by 24,524,000 yen. In the U.S., it also applies Accounting for Stock-Based Compensation (Financial Accounting Standards Board (FASB), December 2004, amended SFAS 123). This resulted in 27,389,000 yen of stock compensation expense recognized in "Europe/America", increasing the operating loss by 27,389,000 yen.

Current consolidated accounting term (commencing January 1, 2007 to December 31, 2007)

	Japan (1,000 yen)	Europe/America (1,000 yen)	Asia/Oceania (1,000 yen)	Total (1,000 yen)	Write-off or all group (1,000 yen)	Consolidated (1,000 yen)
I. Sales and Operating profit (loss) Sales						
(1) To external customers	26,847,708	23,355,081	3,696,908	53,899,698	—	53,899,698
(2) Between segments or transfer	1,427,746	505,387	13,397,243	15,330,377	(15,330,377)	—
Total	28,275,454	23,860,468	17,094,152	69,230,075	(15,330,377)	53,899,698
Operating expenses	27,572,256	23,375,092	17,178,198	68,125,546	(15,679,698)	52,445,848
Operating profit (loss)	703,198	485,375	(84,046)	1,104,527	349,323	1,453,850
II Assets	25,358,911	14,752,802	13,387,953	53,499,666	(25,458,694)	28,040,972

(Notes)

1. Breakdowns by country or region are based on geographical proximity.
2. Major countries and regions included in areas other than Japan

(1) Europe/America – United States, Canada, United Kingdom, France, Germany, Netherlands, Italy

(2) Asia/Oceania – Singapore, China, Australia, New Zealand, South Korea

[Overseas Sales]

Previous consolidated accounting term (January 1, 2006 to December 31, 2006)

	North America	Europe	Asia/Oceania	Total
I Overseas Sales (1,000 yen)	9,120,355	12,405,421	2,840,936	24,366,713
II Consolidated Sales (1,000 yen)	—	—	—	52,729,748
III Percentage of overseas sales within consolidated sales (%)	17.3	23.5	5.4	46.2

(Notes)

1. Breakdown by country or region is based on geographical proximity.
2. Major countries and regions included in areas other than Japan
   (1) North America – United States and Canada
   (2) Europe – United Kingdom, France, Germany, Netherlands, and Italy
   (3) Asia/Oceania – Singapore, China, Australia, New Zealand, and South Korea
3. Overseas sales include company and consolidated subsidiary sales in countries or regions other than Japan.

Current consolidated accounting term (January 1, 2007 to December 31, 2007)

	North America	Europe	Asia/Oceania	Total
I. Overseas Sales (1,000 yen)	9,224,503	14,130,578	3,696,908	27,051,990
II. Consolidated Sales (1,000 yen)	—	—	—	53,899,698
III. Percentage of overseas sales within consolidated sales (%)	17.1	26.2	6.9	50.2

(Notes)

1. Breakdowns by country or region are based on geographical proximity.
2. Major countries and regions included in areas other than Japan
(1) North America – United States and Canada
(2) Europe – United Kingdom, France, Germany, Netherlands, and Italy
(3) Asia/Oceania – Singapore, China, Australia, New Zealand, and South Korea
3. Overseas sales include company and consolidated subsidiary sales in countries or regions other than Japan.

Transactions with related parties

Previous consolidated accounting term (January 1, 2006 – December 31, 2006)

Attribute	Name of company, etc.	Address	Capital or amount invested (1,000 yen)	Details of business or occupation	Ratio of ownership of voting rights	Relationship details	
						Directors holding additional posts	Actual relationship
Director and major shareholder	Takayoshi Oshima	—	—	CEO	Ownership Directly 32.1% Indirectly 9.6%	—	—
Director and major shareholder	Takayoshi Oshima	—	—	CEO	Ownership Directly 32.1% Indirectly 9.6%	—	—

Transaction details	Transaction amount (1,000 yen)	Type	Balance at term end (1,000 yen)
Underwriting of subscription rights (Note 1)	65,000	—	—
Cancellation of unexercised subscription rights (Note 2)	65,000	—	—

Note 1: Transaction terms, policy for determining terms, etc.

1. This was an underwriting of the 10th Subscription Rights, which were issued on February 6, 2006. The resolution was taken at the Board of Directors meeting held on January 19, 2006.
2. This was carried out to raise working capital. The transaction terms were determined based on stock market conditions, and the company's financial situation.
3. Consumption tax is not included in the above transaction amounts.

Note 2 : Transaction terms, policy for determining terms, etc.

1. The resolution to cancel the subscription rights was taken in the Board of Directors meeting held on August 30, 2006, and the 10th Subscription Rights were cancelled on September 1, 2006.
2. The working capital was raised by issuing warrant bonds through a separate resolution, so all the subscription rights were cancelled.
3. Consumption tax is not included in the above transaction amounts.

Current consolidated accounting term (January 1, 2007 – December 31, 2007)
Directors, major individual shareholders, etc.

Attribute	Name of company, etc.	Address	Capital or amount invested (1,000 yen)	Details of business or occupation	Ratio of ownership of voting rights	Relationship details	
						Directors holding additional posts	Actual relationship
Director and major shareholder	Takayoshi Oshima	—	—	Director	Ownership Directly 22.4% Indirectly 6.7%	—	—
Director	Atsushi Kotani	—	—	Director	Ownership Directly 0.4%	—	—
Director	Tomoyuki Sugihara	—	—	Director	Ownership Directly 0.0%	—	—
Director	Tadashi Wakana	—	—	Director	—	—	—
Director	Richard Andrew Gephardt	—	—	Director	—	—	—
Director has more than 50% of voting shares of the company etc..	Gephardt Group,LLC	Delaware, U.S.A.	—	Consulting	—	Concurrent of Director One	—
Director	Kihachiro Kojima	—	—	Auditor	—	—	—

Transaction details	Transaction amount (1,000 yen)	Type	Balance at term end (1,000 yen)
Grant of warrants (Note 1,2)	—	—	—
Grant of warrants (Note 1,2)	—	—	—
Grant of warrants (Note 1,2)	—	—	—
Grant of warrants (Note 1,2)	—	—	—
Grant of warrants (Note 1,2)			
Consulting occupation (Note 3)	24,734	—	—
Grant of warrants (Note 1,2)	—	—	—

Note : Transaction terms, policy for determining terms, etc.

1. This was granted Warrant No.16 on November 16, 2007. The resolution was taken at the Board of Directors held on November 6, 2007.
2. Warrant No.16 are due to the free issue.
3. Transaction terms and policy for determining terms, etc. is decided the amount by mutual negotiation.

Information per share

Items	Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
Net assets per share	76.16 yen	81.23 yen
Current net income (loss) per share	(84.84 yen)	0.30 yen
Diluted net income per share	—	0.30 yen
	The diluted net income per share is not indicated, as a current net loss was recognized.	---------------

(Notes)

Basis for calculation of current net income and loss and diluted net income per share

	Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
Current net income (loss) per share		
Current net income(loss) in consolidated profit and loss account (1,000 yen)	(8,075,840)	44,402
Current net income(loss) relating to common shares (1,000 yen)	(8,075,840)	44,402
Average number of common shares during the term (shares)	95,191,365	145,673,014
Diluted net income per share		
Current net income Adjustment	—	—
Increase of common shares	—	876,572
(in Warrants)	(—)	(876,572)
Residual securities which do not dilute net income per share	—	Warrants 12 9,596,700 Subscription rights 5 196,700 (share)

(Important Subsequent Events)

Previous Consolidated Accounting Term (January 1, 2006 – December 31, 2006)	Current Consolidated Accounting Term (January 1, 2007 – December 31, 2007)
1. Capital increase from exercise of warrants attached to warrant bonds During the period from January 1, 2007 to February 28, 2007, warrants attached to the 2010 maturity Euroyen unsecured convertible warrant bond were exercised, which increased the capital and capital reserve. The details are as follows. Type and number of shares increased Common shares 20,703,313 shares Capital increase 1,212,500,000 yen Capital reserve increase 1,212,500,000 yen	----------------------------
2. Purchase and retirement of warrant bonds At the meeting of the Board of Directors held on February 22, 2007, a resolution was passed to purchase and retire all the unredeemed Allied Telesis Holdings Co., Ltd. 2010 maturity unsecured convertible warrant bonds, and 1.45 billion yen of the bonds were purchased and retired on March 8, 2007. (1) Reason to purchase and retire After discussions with the bondholders, all unredeemed bonds were purchased and retired, based on the bond issue terms. (2) Amount and method of purchase and retirement By purchasing and retiring all unredeemed bonds on the planned purchase and retirement date. (3) Purchase price 104 yen per face value of 100 yen (4) Impact on results This purchase and retirement caused a 58,000,000 yen loss on retirement.	-------------------------------

<table>
<tr><th>Previous Consolidated Accounting Term
(January 1, 2006 – December 31, 2006)</th><th>Current Consolidated Accounting Term
(January 1, 2007 – December 31, 2007)</th></tr>
<tr><td>3. Issue of warrants by allocation to third party
At the meeting of the Board of Directors held on March 9, 2007, a resolution was passed to issue Warrant No. 14 for Allied Telesis Holdings Co., Ltd. A third party allocation contract was concluded on March 26, 2007, along with receipt of the full payment.
(1) Subscription Conditions
Number of warrants: 300
Number of shares through the warrants: 25,200,000
Total value of issue: 10,500,000 yen
(35,000 yen per warrant)
Due date for payment: March 26, 2007 (Monday)
Initial exercise price: 125 yen
Exercise period: from March 26, 2007 to March 25, 2011

(2) Summary of proposed assignee and the relationship between our company and the assignee
<table>
<tr><td colspan="2">Name of the proposed assignee</td><td>Lehman Brothers Commercial Corporation Asia Limited</td></tr>
<tr><td colspan="2">Subscription rights allocated</td><td>300</td></tr>
<tr><td colspan="2">Amount paid</td><td>10,500,000 yen</td></tr>
<tr><td rowspan="2">Details of proposed assignee</td><td>Address</td><td>Level 26, Two International Finance Centre, 8 Finance Street, Central, Hong Kong</td></tr>
<tr><td>Occupation</td><td>Cheung Ming Joseph</td></tr>
<tr><td rowspan="3">Relationship</td><td>Capital contribution</td><td>NA</td></tr>
<tr><td>Transactions</td><td>NA</td></tr>
<tr><td>Personal Relationship</td><td>NA</td></tr>
</table>
</td><td>------------------------</td></tr>
</table>

(5) Consolidated Schedules

Statement of convertible bonds

Name of company	Name of Bond	Issue date	Balance at the end of previous term (1,000 yen)	Balance at the end of current term (1,000 yen)	Coupon rate (%)	Secured/ Unsecured	Maturity Date
Allied Telesis Holdings Co., Ltd.	No. 2 Unsecured Convertible Bonds	September 30, 2005	532,000	264,000 (264,000)	6-Month TIBOR +0.15%	—	September 30, 2008
Allied Telesis Holdings Co., Ltd.	2010 Maturity Euro yen Unsecured Convertible Bond With Attached Warrant (note 2)	September 21, 2006	4,050,000	—	—	—	September 17, 2010
Total (notes 1, 3)	—	—	4,582,000 (268,000)	264,000 (264,000)	—	—	—

(Notes)

1. In the column "Balance at the end of the current term", the figures in the bracket show the expected redemption value within one year.
2. Details of the 2010 Maturity Euro yen Unsecured Convertible Warrant Bond With Attached Warrant were purchased and retired all unredeemed bonds on March 8, 2007.
3. Redemptions planned within five years after the consolidated closing date are shown below:-

<1 year (1,000 yen)	1 – 2 years (1,000 yen)	2 – 3 years (1,000 yen)	3 – 4 years (1,000 yen)	4 – 5 years (1,000 yen)
264,000	—	—	—	—

Statement on Borrowings

Items	Balance at the end of the previous term (1,000 yen)	Balance at the end of the current term (1,000 yen)	Average interest rate (%) (note 1)	Repayment due date
Short-term loans	4,351,281	3,671,140	13.393	—
Long-term loans due within one year	3,247,295	1,081,178	2.496	—
Long-term loans (excluding loans due within one year) (note 2)	1,326,178	467,460	8.38	2017
Total	8,924,754	5,219,788	—	—

(Notes)

1. The "average interest rate" is the weighted average interest rate to the balance of the borrowings at the end of the term.
2. Long-term loans (And, other interest-bearing debt (expect repayment within one year) due within five years after the consolidated closing date is shown below:-

1 – 2 years (1,000 yen)	2 – 3 years (1,000 yen)	3 – 4 years (1,000 yen)	4 – 5 years (1,000 yen)
83,790	52,920	52,920	52,920

(2) Miscellaneous

Nil

February 29, 2008

Name of Company: Allied Telesis Holdings, K.K.
Representative: Takayoshi Oshima, Chairman and CEO
Code No.:6835
Tokyo Stock Exchange 2nd Section
Contact: Yoichi Hara, Investor Relations
(TEL: 03-5437-6007)
(URL : http://ir.at-global.com/)

Announcement on Partial Amendments to the Articles of Incorporation

We hereby report that the board of directors of Allied Telesis Holdings, K.K. (hereinafter the "Company") resolved to propose the partial amendment of the articles of incorporation of the Company in the ordinary general shareholders meeting of the Company held on March 25, 2008.

1. Reasons for the Amendments
   (1) Since the total number of authorized shares after amendment is set within four times the total number of the issued shares at the time when the said amendment to the Article of Incorporation becomes effective according to Article 113, Paragraph 3 of the Corporation Law, the Company would like to revise the total number of authorized shares based on this provision (Article 5 of the Proposed Amendments).
   (2) To make sure that shareholders appropriately exercise their rights, the Company proposes a provision to the effect that such procedure is stipulated in the share handling regulations.

2. Details of the Proposed Amendments
   The details of the existing and proposed amendments in the Articles of Incorporation are as follows:

(Underlined parts denote those amended.)

Current Articles of Incorporation	Proposed Amendments
(Total number of authorized shares) Article 5. The total number of authorized shares of the Company shall be <u>311,940,000</u> shares.	(Total number of authorized shares) Article 5. The total number of authorized shares of the Company shall be <u>600,000,000</u> shares.
(Share Handling Regulations) Article 9. Matters pertaining to the denominations of share certificates and change to the description contained in the shareholder registry including names of shareholders (hereinafter, including the substantial shareholders listed or recorded in substantial shareholder registry), addition or record to the registry of lost share certificates and the registry of stock acquisition rights, handling of demand for purchase of holder of shares less than one unit, and other handlings and commissions regarding shares and stock acquisition rights shall be determined in accordance with the share handling regulations set forth by the Board of Directors.	(Share Handling Regulations) Article 9. Matters pertaining to the denominations of share certificates and change to the description contained in the shareholder registry including names of shareholders (hereinafter, including the substantial shareholders listed or recorded in substantial shareholder registry), addition or record to the registry of lost share certificates and the registry of stock acquisition rights, handling of demand for purchase of holder of shares less than one unit, and other handlings, commissions, <u>and exercise of shareholders' rights</u> regarding shares and stock acquisition rights shall be determined in accordance with the share handling regulations set forth by the Board of Directors.

3. Schedule
   (1) Shareholder's meeting for partial amendments to the articles of incorporation
   March 25, 2008
   (2) Start date of partial amendments to the articles of incorporation
   March 25, 2008

February 29, 2008

Name of Company Allied Telesis Holdings, K.K.
Representative Takayoshi Oshima
Chairman and CEO
Code No.:6835
Tokyo Stock Exchange 2nd Section
Contact Yoichi Hara
Investor Relations
(TEL : 03-5437-6007)
(URL : http://ir.at-global.com)

Announce on Issuance of the Stock Acquisition Rights as Stock Option

We hereby report that the board of directors of Allied Telesis Holdings, K.K. (hereinafter the "Company") resolved to propose the Issuance of the Stock Acquisition Right as Stock Option in the ordinary general shareholders meeting of the Company held on March 25, 2008.

In accordance with the provisions of Articles 236, 238, and 239 of the Corporation Law, the Company requests that the Board of Directors of the Company be delegated the determination of the subscription requirements with respect to the Stock Acquisition Rights that the Company issues as Stock Options to employees, Directors, Corporate Auditors, and outside collaborators of the Company and its subsidiaries and affiliates in line with the information provided below.

1. Reason for issuing Stock Acquisition Rights with particularly favorable terms

   The Stock Acquisition Rights are to be issued without charge to grant Stock Options to employees, Directors, Corporate Auditors, and outside collaborators of the Company and its subsidiaries and affiliates, in order to enhance their morale, their motivation to improve the business performance and enhance the corporate value of the Company, and their sense of participation in the management with the viewpoint as shareholders.

2. Issue price of the Stock Acquisition Rights

   Without charge

3. Date of allotment of the Stock Acquisition Rights

   Delegated to the Board of Directors

4. Contents of the Stock Acquisition Rights to be issued

   (1) Type and number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights

   Not exceeding 8,000,000 shares of common stock of the Company.

   If the Company conducts a stock split or stock consolidation on its common stock, the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights will be adjusted according to the following formula. However, this adjustment shall be made only to the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights unexercised at the time of the stock split or stock consolidation. Any fraction of less than one (1) share resulting from the adjustment shall be rounded off.

   Number of shares after adjustment = Number of shares before adjustment x Ratio of share split or share consolidation

   In the case of any other unavoidable events which necessitate the adjustment of the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights in addition to the foregoing, the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights will be adjusted within the reasonable range.

   (2) Total number of Stock Acquisition Rights to be issued

   Not exceeding 80,000 units.

   The number of shares per each Stock Acquisition Rights shall be 100. However, a similar adjustment shall be made if the adjustment of the number of shares set forth in Item (1) above is adopted.

(3) Value of property to be contributed upon the exercise of the Stock Acquisition rights

The subject matter to be contributed upon the exercise of the Stock Acquisition Rights shall be monetary, and its value shall be determined by multiplying the issue price per share to be paid upon the exercise of the Stock Acquisition Rights (hereinafter referred to as the "Exercise Price") by the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights.

The Exercise Price shall be the closing price for regular transactions of the Company's common stock on the Tokyo Stock Exchange on the date when the issuance of the Stock Acquisition Rights is to be resolved (if there is no closing price on that date, the most recent closing price prior to the date shall apply).

In the event of a share split or a share consolidation of the Company's common stock after the issuance of the Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, with any fraction of less than one yen rounded up to the nearest yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of share split or share consolidation}}$$

When the Company issues new shares or disposes its treasury stock at a price lower than the market price, the Exercise Price shall be adjusted according to the following formula, with any fraction of less than one yen rounded up to the nearest yen.

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{\text{Number of shares outstanding} + \dfrac{\text{Number of shares newly issued} \times \text{Amount to be paid per share}}{\text{Market price per share}}}{\text{Number of shares outstanding} + \text{Number of shares newly issued}}$$

The "Number of shares outstanding" in the above formula shall be the number calculated by deducting the number of shares of treasury stock of common stock held by the Company from the number of the Company's common stock issued. In the case of the disposal of the Company's treasury stock of common stock, the "Number of shares newly issued" shall be read as the "Number of shares of treasury stock disposed." In the case of any other unavoidable events which necessitate the adjustment of the Exercise Price in addition to the foregoing, the number of shares to be issued or transferred upon exercise of the Stock Acquisition Rights shall be adjusted within the reasonable range.

(4) Period for the exercise of the Stock Acquisition Rights

Period to be determined by the Board of Directors among the period from March 26, 2008 to March 25, 2018

(5) Exercise terms of the Stock Acquisition Rights

1) If Grantees quit the Company or its subsidiaries and affiliates or leave their positions as employees or as Directors or Corporate Auditors of the Company or its subsidiaries and affiliates, such Grantees may not exercise the Stock Acquisition Rights. This provision shall not apply, however, if the Board of Directors admits justifiable causes such that employees leave the office at the request of the Company, employees leave the office on reaching retirement age, or Directors or Corporate Auditors leave office due to the expiration of their terms of office.
2) The minimum unit of the Stock Acquisition Rights shall be one and shall not be excused dividedly.
3) Inheritance and other terms applicable to the exercise of the Stock Acquisition Right shall be as prescribed in the resolution of the Board of Directors on the subscription requirements with respect to the Stock Acquisition Rights and the "Stock Acquisition Rights Allocation Agreement" to be signed between the Company and the Grantees.

(6) The amounts of capital and capital reserve to be increased by the issuance of the shares upon the exercise of the Stock Acquisition Rights

1) The amount of capital to be increased by the issuance of shares upon the exercise of the Stock Acquisition Rights shall be half of the amount of the maximum limit of capital increase, as calculated in accordance with the provisions of Article 40, Paragraph 1 of the Corporate Accounting Rules, and any fraction less than one yen arising as a result of such calculation shall be rounded up to the nearest one yen.
2) The amount of capital reserve to be increased by the issuance of the shares upon the exercise of the Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, from the maximum limit of capital increase, as calculated from (6) 1) above.

(7) Restrictions on the acquisition of the Stock Acquisition Rights by way of transfer

The acquisition of the Stock Acquisition Rights by way of transfer shall require approval by a resolution of the Board of Directors. However, the Company shall be entitled to specify a provision to the effect that the Stock Acquisition Rights shall not be transferred in the "Stock Acquisition Rights Allocation Agreement" to be signed between the Company and the Grantees.

(8) Terms for the acquisition and cancellation of the Stock Acquisition Rights

1) If the Grantees do not comply with any of the terms for exercising the Stock Acquisition Rights stipulated in Item (5) above, the Company may acquire and cancel the Stock Acquisition Rights without charge.
2) If the General Meeting of Shareholders approves a proposed merger agreement whereby the Company ceases to exist, a proposed share exchange agreement whereby the Company becomes a wholly owned subsidiary, or a proposed share transfer plan (the Board of Directors of the Company resolves such proposal if the approval of the General Meeting of Shareholders is not necessary), the Company may acquire and cancel the Stock Acquisition Rights without charge.
3) If the Grantees express their intentions to disclaim or return all or a part of the Stock Acquisition Rights, the Company may acquire and cancel the Stock Acquisition Rights without charge.

(9) Procedures of the Stock Acquisition Rights upon the exercise of Corporate Realignment by the Company

If the Company conducts a merger (limited to cases where the Company ceases to exist by the merger), absorption-type company split, incorporation-type company split, share exchange, or share transfer (hereinafter collectively referred to as the "Corporate Realignment"), the Company shall grant to Grantees of the Stock Acquisition Rights remaining at the time of effectuation of Corporate Realignment (hereinafter referred to as the "Remaining Stock Acquisition Rights") the Stock Acquisition Rights of business corporation provided for Article 236, Paragraph 1, Item 8, from (a) to (e) of the Corporation Law (hereinafter referred to as the "Company Subject to Realignment") under the following terms, respectively. In this case, the Remaining Stock Acquisition Rights shall cease to exist and the Company Subject to Realignment shall newly issue the Stock Acquisition Rights. This shall only apply, however, if the grant of the Stock Acquisition Rights of the Company Subject to Realignment under the following terms has been provided in a merger agreement, absorption-type company split agreement, incorporation-type company split plan, share exchange agreement, or share transfer plan.

1) The number of the Stock Acquisition Rights of the Company Subject to Realignment to be granted

The number of Stock Acquisition Rights granted by the Company Subject to Realignment shall be the same as the number of Remaining Stock Acquisition Rights held by the Grantee.

2) Types of shares of the Company Subject to Realignment subject to the Stock Acquisition Rights

Common stock of the Company Subject to Realignment

3) The number of shares of the Company Subject to Realignment subject to the Stock Acquisition Rights

To be determined based on Item (1) above in consideration of the terms of the Corporate Realignment

4) Value of property to be contributed upon the exercise of the Stock Acquisition Rights

The value of property to be contributed upon the exercise of the Stock Acquisition Rights to be granted shall be the amount equal to the issue price to be paid after realignment to be obtained based on the adjustment of Exercise Price as provided for in Item (3) above multiplied by the number of shares of the Company Subject to Realignment subject to the Stock Acquisition Rights to be determined according to the (9) 3) above, in consideration of the terms of the Corporate Realignment.

5) Period for the exercise of the Stock Acquisition Rights

From the first date of the period for the exercise of the Stock Acquisition Rights as provided for in Item (4) above or the effective date of the Corporate Realignment, whichever is later, to the maturity date of the period for the exercise of the Stock Acquisition Rights provided for in Item (4) above.

6) The amount of capital and capital reserve to be increased by the issuance of the shares upon the exercise of the Stock Acquisition Rights

To be determined according to Item (6) above

7) Restrictions on the acquisition of the Stock Acquisition Rights by transfer

The acquisition of the Stock Acquisition Rights by transfer shall require approval by a resolution of the Board of Directors (or of the directors if the Company Subject to Realignment is not a company with board of directors) of the Company Subject to Realignment. However, the Company shall be entitled to specify a provision to the effect that the Stock Acquisition Rights shall not be transferred in the "Stock Acquisition Rights Allocation Agreement" to be signed between the Company Subject to Realignment and the Grantees.

8) Terms for the acquisition and cancellation of the Stock Acquisition Rights
To be determined according to Item (8) above

(10) Rounding of fractions arising out of the exercise of the Stock Acquisition Rights
Any fraction of less than one (1) share to be granted to Grantees shall be discarded.

(11) Other features of the Stock Acquisition Rights
Other features of the Stock Acquisition Rights shall be determined by the Board of Directors which determines the subscription requirements with respect to the Stock Acquisition Rights

平成20年2月14日

各　位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長　大　嶋　章　禎
（コード番号：6835　東証第2部）
問合せ先　ＩＲ部　原　洋一
（TEL：03-5437-6007）
（URL　http://ir.at-global.com/）

平成19年12月業績予想（連結・個別）の修正に対する補足説明

平成20年2月13日付「平成19年12月期 業績予想(連結・個別)の修正に関するお知らせ」に対する補足説明をさせていただきます。

1　連結売上高ついて

昨年は市場のニーズに応え、価格、技術に優れた製品を開発／販売し、次世代の高速ネットワーク製品群の充実を図ってまいりました。この結果、連結売上高は538億20百万円を予想しております。地域別に見ると、日本は、第4四半期には各種キャンペーンの実施等により、スイッチ製品の販売が好調となっております。特に利益率の高いスイッチの販売が伸びたため、売上総利益の向上に寄与しております。欧米は、通期で販売強化が功を奏し、成長、拡大しております。なお、欧州では市場の拡大にともない従来予想を高くしておりましたが、予想に届きませんでした。
以上のように地域別の売上高については決算発表をお待ちください。

2　販売管理費における研究開発費について

研究開発費は前期に比べ約10億円削減しております。（対売上比 前期11.9%から当期9.8%）
主にＩＰトリプルプレイ事業への開発投資が、一段落したため研究開発費を削減し、ネットワーク機器事業の研究開発費にウェイトを移しました。
なお、連結営業利益が従来予想より7億29百万円好転しておりますが、研究開発費についても同約2億円削減しております。

3　個別業績予想で当期純利益について

個別業績については連結子会社の業績が改善した結果、売上高68億70百万円、営業損失4億90百万円、経常損失2億30百万円となり、経常損失が従来予想に比べ5億33百万円好転し、当期純利益については、子会社の株式評価損および税負担が増加したことで、同3億84百万の好転に留まりました。個別業績予想の当期純利益は、0と表記しておりますが、赤字を脱却し、黒字となることを予想しております。
個別業績については各連結子会社の業績の回復により影響がでますので、確実に業績の回復が進んでいることをあらわしております。

次頁に「平成19年12月期業績予想(連結・個別)の修正に関するお知らせ」を参考資料として添付しております。

以　上

<参考資料>

平成20年2月13日

各　位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長　大　嶋　章　禎
（コード番号：6835　東証第2部）
問合せ先　ＩＲ部　原　洋一
（TEL：03-5437-6007）
（URL　http://ir.at-global.com/）

平成19年12月期業績予想（連結・個別）の修正に関するお知らせ

平成19年9月14日付「平成19年12月期 中間決算短信」中の［業績予想］において公表いたしました平成19年12月期（平成19年1月1日～平成19年12月31日）の業績予想を下記の通り修正いたします。

記

1．平成19年12月期 連結業績予想の修正（平成19年1月1日～平成19年12月31日）

（単位：百万円）

	売上高	営業利益	経常利益	当期純利益
前回発表予想（A）	54,348	781	520	374
今回修正予想（B）	53,820	1,510	800	40
増減額（B－A）	△528	729	280	△334
増減率（%）	△1.0%	93.3%	53.8%	△89.3%
（ご参考）前期実績（平成18年12月期）	52,729	△3,385	△3,345	△8,075

2．平成19年12月期 個別業績予想の修正（平成19年1月1日～平成19年12月31日）

（単位：百万円）

	売上高	営業利益	経常利益	当期純利益
前回発表予想（A）	6,783	△737	△763	△384
今回修正予想（B）	6,870	△490	△230	0
増減額（B－A）	87	247	533	384
増減率（%）	1.3%	－	－	－
（ご参考）前期実績（平成18年12月期）	7,192	△1,195	△518	△8,428

3．業績予想修正の理由

①連結

当期の連結業績につきましては、下記の要因により前回予想を修正することといたしました。

(1)　営業利益について

製品原価の低減が順調に進んだことに加え、高い利益率の製品売上が好調だったことなどにより売上総利益が向上し、リストラクチャリングをはじめとした利益体質作りが実を結び、販売管理費の圧縮となり、大幅な増益を達成しました。その結果、営業利益は、第3四半期に引き続き黒字となり、前回予想よりも7億29百万円（93.3%）増加し、15億10百万円となります。

(2)　経常利益について

下期の円高により増加した通期為替差損2億46百万円および支払利息1億75百万円の増加など営業外費用が発生しましたが、営業利益の増加が補う結果となり、経常利益は、前回予想よりも2億80百万円（53.8%）増加し、8億円となります。

(3)　当期純利益について

第4四半期では、特別損失として子会社における固定資産の減損損失37百万円、リストラクチャリング実施による事業再編費56百万円を追加計上し、国内子会社の損害賠償訴訟への引当金49百万円、国外子会社の現地輸出入法令違反への引当金56百万円を計上いたしました。また、子会社の業績回復にともない、税負担が4億円増加しました。その結果、当期純利益は、前回予想よりも3億34百万円（89.3%）減少し、40百万円となります。

②個別

営業利益は開発費の削減により2億円改善しました。経常利益は3億円の為替差損が発生しましたが、連結子会社の業績が下期改善したため、貸付金に対する貸倒引当金等の計上額6億円が、中間期末予想よりも少なくなると判断したため、上方修正することにいたします。

以　上

（注）この資料に記載しております業績等の数値は、本資料発表日現在において入手可能な情報に基づいて作成したものであり、実際の業績等は、今後の様々な要因により予想数値と異なる場合があります。

平成20年2月13日

各　位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長　大　嶋　章　禎
（コード番号：6835　東証第２部）
問合せ先　ＩＲ部　原　洋一
(TEL：03-5437-6007)
(URL　http://ir.at-global.com/)

平成19年12月期業績予想（連結・個別）の修正に関するお知らせ

平成19年9月14日付「平成19年12月期 中間決算短信」中の［業績予想］において公表いたしました平成19年12月期（平成19年1月1日～平成19年12月31日）の業績予想を下記の通り修正いたします。

記

１．平成19年12月期 連結業績予想の修正（平成19年1月1日～平成19年12月31日）

（単位：百万円）

	売上高	営業利益	経常利益	当期純利益
前回発表予想（A）	54,348	781	520	374
今回修正予想（B）	53,820	1,510	800	40
増減額（B－A）	△528	729	280	△334
増減率（%）	△1.0%	93.3%	53.8%	△89.3%
（ご参考） 前期実績（平成18年12月期）	52,729	△3,385	△3,345	△8,075

２．平成19年12月期 個別業績予想の修正（平成19年1月1日～平成19年12月31日）

（単位：百万円）

	売上高	営業利益	経常利益	当期純利益
前回発表予想（A）	6,783	△737	△763	△384
今回修正予想（B）	6,870	△490	△230	0
増減額（B－A）	87	247	533	384
増減率（%）	1.3%	―	―	―
（ご参考） 前期実績（平成18年12月期）	7,192	△1,195	△518	△8,428

３．業績予想修正の理由

①連結

当期の連結業績につきましては、下記の要因により前回予想を修正することといたしました。

(1)　営業利益について

製品原価の低減が順調に進んだことに加え、高い利益率の製品売上が好調だったことなどにより売上総利益が向上し、リストラクチャリングをはじめとした利益体質作りが実を結び、販売管理費の圧縮となり、大幅な増益を達成しました。その結果、営業利益は、第３四半期に引き続き黒字となり、前回予想よりも7億29百万円（93.3%）増加し、15億10百万円となります。

(2)　経常利益について

下期の円高により増加した通期為替差損2億46百万円および支払利息1億75百万円の増加など営業外費用が発生しましたが、営業利益の増加が補う結果となり、経常利益は、前回予想よりも2億80百万円（53.8%）増加し、８億円となります。

(3)　当期純利益について

第４四半期では、特別損失として子会社における固定資産の減損損失37百万円、リストラクチャリング実施による事業再編費56百万円を追加計上し、国内子会社の損害賠償訴訟への引当金49百万円、国外子会社の現地輸出入法令違反への引当金56百万円を計上いたしました。また、子会社の業績回復にともない、税負担が４億円増加しました。その結果、当期純利益は、前回予想よりも３億34百万円（89.3%）減少し、40百万円となります。

②個別

営業利益は開発費の削減により２億円改善しました。経常利益は３億円の為替差損が発生しましたが、連結子会社の業績が下期改善したため、貸付金に対する貸倒引当金等の計上額６億円が、中間期末予想よりも少なくなると判断したため、上方修正することにいたします。

以　上

（注）この資料に記載しております業績等の数値は、本資料発表日現在において入手可能な情報に基づいて作成したものであり、実際の業績等は、今後の様々な要因により予想数値と異なる場合があります。

平成19年11月６日

各 位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長　　大　嶋　章　禎
（コード番号：6835・東証第2部）
問合せ先　　ＩＲ部部長　　原　洋　一
(TEL. 03-5437-6007)
(URL　http://ir.at-global.com/)

ストックオプション（新株予約権）の割当てに関するお知らせ

当社は、平成19年11月６日開催の当社取締役会において、平成19年３月28日開催の当社第20回定時株主総会で承認された会社法第236条、第238条および第239条の規定に基づくストックオプションとしての新株予約権の発行を決議いたしましたので、お知らせいたします。

本ストックオプションは当社グループの業績向上及び企業価値増大に対する意欲や士気を高めるとともに、株主の視点を取り入れることにより経営参画の意識を高めることを目的として、当社及び当社関係会社の従業員、取締役、監査役及び社外協力者に対して発行するものであります。

記

１．第15回新株予約権証券

（1）新株予約権の割当日（発行日）
平成19年11月16日
（2）新株予約権の発行数
4,750個（新株予約権１個につき100株）
（3）新株予約権の発行価格
無償で発行するものとする
（4）新株予約権の目的となる株式の種類および数
当社普通株式　475,000株
（5）新株予約権の行使に際しての払込金額
１株当たり63円
（6）新株予約権の行使により発行する株式の発行価額の総額
29,925,000円
（7）新株予約権の行使期間
平成21年11月６日から平成29年３月28日まで
（8）新株予約権の行使の条件
①新株予約権者が当社または関係会社を退職し、当社または関係会社の従業員、取締役および監査役の地位でなくなった場合、新株予約権を行使することができない。ただし、従業員が会社都合により退職した場合もしくは定年により退職した場合、取締役および監査役が任期満了により退任した場合等、取締役会が正当な理由があると認めた場合はこの限りではない。
②新株予約権の相続、質入その他一切の処分は認めない。
③新株予約権の最低単位は１個とし、分割行使はできない。
④詳細な条件他については、会社と新株予約権者との間で締結する新株予約権割当契約に定めるところとする。
（9）新株予約権の取得および消却の条件
当社は、新株予約権者が上記（8）で定める新株予約権の行使の条件に該当しなくなった場合は、当該新株予約権を無償で取得し消却することができる。
(10)新株予約権の譲渡に関する事項
譲渡により新株予約権を取得するには、取締役会の承認を要する。
(11)新株予約権証券の発行
新株予約権者の請求があるときに限り、新株予約権証券を発行する。
(12)新株予約権の行使により株券を発行する場合の当該株券の発行価額のうち資本に組入れない額
１株当たり31円
(13)新株予約権の割当を受ける者
当社および当社関係会社の取締役、従業員、計12名

２．第16回新株予約権証券

（１）新株予約権の割当日（発行日）
平成19年11月16日
（２）新株予約権の発行数
45,250個（新株予約権１個につき100株）
（３）新株予約権の発行価格
無償で発行するものとする
（４）新株予約権の目的となる株式の種類および数
当社普通株式　4,525,000株
（５）新株予約権の行使に際しての払込金額
１株当たり63円
（６）新株予約権の行使により発行する株式の発行価額の総額
285,075,000円
（７）新株予約権の行使期間
平成19年11月16日から平成29年３月28日まで
（８）新株予約権の行使の条件
①新株予約権者が当社または関係会社を退職し、当社または関係会社の従業員、取締役および監査役の地位でなくなった場合、新株予約権を行使することができない。ただし、従業員が会社都合により退職した場合もしくは定年により退職した場合、取締役および監査役が任期満了により退任した場合等、取締役会が正当な理由があると認めた場合はこの限りではない。
②新株予約権の相続、質入その他一切の処分は認めない。
③新株予約権の最低単位は１個とし、分割行使はできない。
④詳細な条件他については、会社と新株予約権者との間で締結する新株予約権割当契約に定めるところとする。
（９）新株予約権の取得および消却の条件
当社は、新株予約権者が上記（８）で定める新株予約権の行使の条件に該当しなくなった場合は、当該新株予約権を無償で取得し消却することができる。
(10)新株予約権の譲渡に関する事項
譲渡により新株予約権を取得するには、取締役会の承認を要する。
(11)新株予約権証券の発行
新株予約権者の請求があるときに限り、新株予約権証券を発行する。
(12)新株予約権の行使により株券を発行する場合の当該株券の発行価額のうち資本に組入れない額
１株当たり31円
(13)新株予約権の割当を受ける者
当社の取締役、監査役および社外協力者、計７名

以　上

ALLIED TELESIS HOLDINGS K.K.

Summary of 3Q Financial Results
(Fiscal 2007)

October 29,2007

This document is a partial English translation of the Japanese Financial Statement which was filed at stock exchanged in Japan on October 29,2007.

ALLIED TELESIS HOLDINGS K.K.

Code Number:	6835
Shares Listed:	Second Section of Tokyo Stock Exchange
(URL:http://www.at-global.com)	
Head Office:	Tokyo,Japan
Representative:	Takayoshi Oshima,Chairman and CEO
Contact:	Yoichi Hara,Director, Investor Relations Department
	Tel:+81-3-5437-6007

1. Consolidated 3Q Financial Results for Fiscal 2007 (From January 1,2007 to September 30,2007)

(1)Operating Results

(Rounded down to millions of yen,except per share data)

	Net sales	% change	Operating income	% change	Ordinary income	% change
	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)
Fiscal 2007 3Q ended September 30,2007	39,604	(2.7)	181	–	(217)	–
Fiscal 2006 3Q ended September 30,2006	40,707	2.7	(1,564)	–	(1,668)	–
Fiscal 2006 year ended December 31,2006	52,729	–	(3,385)	–	(3,345)	–

	Net income	% change	Net income per share (Primary)	Net income per share (Diluted)
	(Millions of yen)	(%)	(yen)	(yen)
Fiscal 2007 3Q ended September 30,2007	(398)	–	(2.81)	–
Fiscal 2006 3Q ended September 30,2006	(2,869)	–	(31.48)	–
Fiscal 2006 year ended December 31,2006	(8,075)	–	(84.84)	–

(2)Financial Condition

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	(Millions of yen)	(Millions of yen)	(%)	(yen)
Fiscal 2007 3Q ended September 30,2007	29,982	12,313	40.9	78.13
Fiscal 2006 3Q ended September 30,2006	41,412	11,599	27.9	117.76
Fiscal 2006 year ended December 31,2006	33,006	8,381	25.2	76.16

2. Dividends

	Interim dividend per share	Year-end dividend per share	Dividend per share for the year
	(yen)	(yen)	(yen)
Year ended December 31,2006	–	–	–
Year ended December 31,2007	–	–	–
Year ended December 31,2007(Forecast)	–	–	–

3. Projection for Fiscal 2007 (January 1,2007 to December 31,2007)

	Net sales	% change	Operating income	% change	Ordinary income	% change
	(Millions of yen)	(%)	(Millions of yen)	(%)	(Millions of yen)	(%)
Fiscal 2007 ending December 31,2007	54,348	3.1	781	–	520	–

	Net income	% change	Net income per share
	(Millions of yen)	(%)	(yen)
Fiscal 2007 ending December 31,2007	374	–	2.78

平成19年12月期　第3四半期財務・業績の概況

平成19年10月29日

上場会社名	アライドテレシスホールディングス株式会社		上場取引所　東証二部
コード番号	6835		URL　http://www.at-global.com
代表者	（役職名）代表取締役会長	（氏名）大嶋　章禎	
問合せ先責任者	（役職名）ＩＲ部長	（氏名）原　洋一	TEL　(03)5437－6007

（百万円未満切捨て）

1．平成19年12月期第3四半期の連結業績（平成19年1月1日～平成19年9月30日）

(1)　連結経営成績　（%表示は対前年同四半期増減率）

	売上高		営業利益		経常利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
19年12月期第3四半期	39,604	△2.7	181	－	△217	－	△398	－
18年12月期第3四半期	40,707	2.7	△1,564	－	△1,668	－	△2,869	－
18年12月期	52,729	－	△3,385	－	△3,345	－	△8,075	－

	1株当たり四半期（当期）純利益		潜在株式調整後1株当たり四半期（当期）純利益
	円	銭	円　銭
19年12月期第3四半期	△2	81	－
18年12月期第3四半期	△31	48	－
18年12月期	△84	84	－

(2)　連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産	
	百万円	百万円	%	円	銭
19年12月期第3四半期	29,982	12,313	40.9	78	13
18年12月期第3四半期	41,412	11,599	27.9	117	76
18年12月期	33,006	8,381	25.2	76	16

2．配当の状況

当社は、第3四半期を基準とした配当を行っておりません。

	1株当たり配当金		
（基準日）	中間期末	期末	年間
	円　銭	円　銭	円　銭
18年12月期	－	－	－
19年12月期	－		－
19年12月期（予想）		－	

3．平成19年12月期の連結業績予想（平成19年1月1日～平成19年12月31日）　【参考】

（%表示は対前期増減率）

	売上高		営業利益		経常利益		当期純利益		1株当たり当期純利益	
	百万円	%	百万円	%	百万円	%	百万円	%	円	銭
通期	54,348	3.1	781	－	520	－	374	－	2	78

4．その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）　：　無
(2) 会計処理の方法における簡便な方法の採用の有無　：　有
(3) 最近連結会計年度からの会計処理の方法の変更の有無　：　有

本資料に記載されている業績予想等は、現時点で入手可能な情報に基づき作成したものであり、実際の業績等は、今後様々な要因よって予想数値と異なる場合があります。

【定性的情報・財務諸表等】

１．連結経営成績に関する定性的情報

当第３四半期におけるわが国経済は、原油をはじめとする原材料価格の高騰や、サブプライム問題による米国経済減速の波及が懸念されましたが、好調な企業収益を背景とした設備投資の増加や雇用環境の改善により、緩やかな回復基調を維持しました。

このような環境の中で当社グループは、通年の重点対策として掲げている製品原価の低減、販売管理費の圧縮、開発投資の抑制など、利益の出せる体質作りと海外の販売強化を強力に推進してまいりました。

この結果、第３四半期単独（７月－９月）における営業利益は４億７百万円の黒字、純利益は１億68百万円の黒字になるなど、第３四半期（７月－９月）に入り、一連の取り組みの効果が顕著に現れ始めました。

第３四半期までの通期（１月－９月）の合計では、売上高は396億４百万円（前年同期比2.7％減少）とわずかながら減少いたしましたが、これは主に日本が製品の端境期に当たったことによる減少であり、海外では顧客ニーズに合致した販売強化が功を奏し、欧米は14億円増、アジア・オセアニアでも４億円増と順調に拡大しております。
利益面では、リストラクチャリングを始めとした利益体質作りが軌道に乗り始めたことから、営業利益は１億81百万円（前年同期は15億64百万円の損失）となり、10四半期ぶりに黒字に転換しました。経常利益は為替差損および金利負担等により２億17百万円の損失（前年同期は16億68百万円の損失）となりましたが、前年同期比では大幅に改善されました。

以上のように当社グループが推し進めているリストラクチャリングをはじめとした体質改善は着実に実を結び始めており、今後の新製品の投入等による販売強化との相乗効果で、より確実な企業収益の改善が望めるものと考えております。

２．連結財政状態に関する定性的情報

当第３四半期における総資産は、現金及び預金、受取手形及び売掛金、たな卸資産、繰延税金資産(平成18年12月期末に取崩し)等が減少したことにより、前年同四半期に比べ114億30百万円減少の299億82百万円となりました。

負債につきましては、借入金および社債が減少したこと等により、前年同四半期に比べ121億44百万円減少の176億68百万円となりました。純資産につきましては、利益剰余金が減少した一方で、新株予約権（第三者割当）の行使により資本金および資本剰余金が増加したこと等により､前年同四半期に比べ７億14百万円の増加となる123億13百万円となりました。

３．連結業績予想に関する定性的情報

平成19年９月14日の中間決算短信に公表した業績予想に変更はありません。

４．その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）

該当事項はありません。

(2) 会計処理の方法における簡便な方法の採用

法人税等の計上基準及びその他一部に簡便な方法を採用しております。

(3) 最近連結会計年度からの会計処理の方法の変更

平成19年度の法人税法の改正に伴い、平成19年４月１日以降に取得した有形固定資産については、改正法人税法に規定する消却方法により減価償却費を計上しております。なお、この変更に伴う損益への影響は軽微であります。

５．（要約）四半期連結財務諸表

(1)　(要約)四半期連結貸借対照表

（単位：千円）

科　目	当第３四半期（平成19年９月30日）		前第３四半期（平成18年９月30日）		増　減		前連結会計年度（平成18年12月31日）	
	金　額	構成比	金　額	構成比	金　額	増減率	金　額	構成比
		%		%		%		%
（資産の部）								
Ⅰ 流動資産								
1 現金及び預金	3,399,078		8,412,318		△5,013,239	△59.6	3,497,514	
2 受取手形及び売掛金	11,287,429		12,869,693		△1,582,264	△12.3	11,062,391	
3 有価証券	327,762		48,116		279,646	581.2	125,875	
4 たな卸資産	8,044,504		9,401,704		△1,357,199	△14.4	8,993,982	
5 繰延税金資産	—		1,147,522		△1,147,522	—	—	
6 その他	2,757,860		2,319,947		437,912	18.9	4,267,641	
貸倒引当金	△705,643		△764,281		58,638	△7.7	△672,642	
流動資産合計	25,110,992	83.8	33,435,021	80.7	△8,324,029	△24.9	27,274,763	82.6
Ⅱ 固定資産								
1 有形固定資産								
(1) 工具器具備品	1,332,781		1,911,546		△578,765	△30.3	1,771,356	
(2) その他	2,301,602		2,066,268		235,334	11.4	2,031,298	
有形固定資産合計	3,634,384	12.1	3,977,814	9.6	△343,430	△8.6	3,802,654	11.5
2 無形固定資産								
(1) 連結調整勘定	—		29,169		△29,169	—	—	
(2) その他	371,522		693,861		△322,338	△46.5	466,419	
無形固定資産合計	371,522	1.2	723,030	1.8	△351,507	△48.6	466,419	1.4
3 投資その他の資産								
(1) 投資有価証券	75,071		917,402		△842,330	△91.8	650,555	
(2) 繰延税金資産	—		1,559,998		△1,559,998	—	—	
(3) その他	790,444		799,581		△9,137	△1.1	811,874	
投資その他の資産合計	865,515	2.9	3,276,983	7.9	△2,411,467	△73.6	1,462,430	4.5
固定資産合計	4,871,422	16.2	7,977,828	19.3	△3,106,405	△38.9	5,731,504	17.4
資産合計	29,982,415	100.0	41,412,849	100.0	△11,430,434	△27.6	33,006,267	100.0

（注）　記載金額は千円未満を切り捨てて表示しております。

（単位：千円）

科目	当第３四半期（平成19年９月30日）金額	構成比	前第３四半期（平成18年９月30日）金額	構成比	増減 金額	増減率	前連結会計年度（平成18年12月31日）金額	構成比
		%		%		%		%
（負債の部）								
Ⅰ 流動負債								
1 支払手形及び買掛金	7,077,155		6,322,842		754,313	11.9	5,855,241	
2 短期借入金	1,480,092		5,463,326		△3,983,234	△72.9	4,351,281	
3 １年以内返済予定長期借入金	1,569,993		3,574,378		△2,004,384	△56.1	3,247,295	
4 １年以内償還予定社債	268,000		268,000		0	0.0	268,000	
5 未払費用	2,487,984		1,051,729		1,436,255	136.6	2,106,219	
6 未払法人税等	254,782		262,145		△7,363	△2.8	126,641	
7 繰延税金負債	1,712		—		1,712	—	34,310	
8 賞与引当金	367,438		361,331		6,106	1.7	248,306	
9 その他	2,980,669		3,544,222		△563,553	△15.9	2,062,921	
流動負債合計	16,487,828	55.0	20,847,974	50.3	△4,360,146	△20.9	18,300,216	55.4
Ⅱ 固定負債								
1 社債	—		6,264,000		△6,264,000	—	4,314,000	
2 長期借入金	503,165		2,087,876		△1,584,711	△75.9	1,326,178	
3 繰延税金負債	10,756		—		10,756	—	34,013	
4 退職給付引当金	583,259		612,150		△28,890	△4.7	605,444	
5 その他	83,481		947		82,534	8,715.3	45,368	
固定負債合計	1,180,663	3.9	8,964,974	21.7	△7,784,311	△86.8	6,325,004	19.2
負債合計	17,668,491	58.9	29,812,949	72.0	△12,144,458	△40.7	24,625,220	74.6
（純資産の部）								
Ⅰ 株主資本								
1 資本金	9,805,100	32.7	6,722,146	16.2	3,082,954	45.9	7,697,146	23.3
2 資本剰余金	11,935,528	39.8	8,852,574	21.4	3,082,954	34.8	9,827,574	29.8
3 利益剰余金	△9,565,504	△31.9	△3,960,409	△9.6	△5,605,094	—	△9,167,169	△27.7
4 自己株式	△12,085	△0.0	△11,741	△0.0	△343	2.9	△11,929	△0.0
株主資本合計	12,163,039	40.6	11,602,569	28.0	560,469	4.8	8,345,622	25.4
Ⅱ 評価・換算差額等								
1 その他有価証券評価差額金	1,535	0.0	41,830	0.1	△40,295	△96.3	35,991	0.1
2 繰延ヘッジ損益	2,494	0.0	29,954	0.1	△27,459	△91.7	49,990	0.1
3 為替換算調整勘定	82,407	0.3	△115,396	△0.3	197,803	—	△102,471	△0.3
評価・換算差額等合計	86,437	0.3	△43,610	△0.1	130,048	—	△16,489	△0.1
Ⅲ 新株予約権	64,446	0.2	40,941	0.1	23,505	57.4	51,914	0.1
純資産合計	12,313,923	41.1	11,599,900	28.0	714,023	6.2	8,381,047	25.4
負債及び純資産合計	29,982,415	100.0	41,412,849	100.0	△11,430,434	△27.6	33,006,267	100.0

（注）　記載金額は千円未満を切り捨てて表示しております。

(2)（要約）四半期連結損益計算書

（単位：千円）

科目	当第３四半期（自 平成19年１月１日 至 平成19年９月30日）		前第３四半期（自 平成18年１月１日 至 平成18年９月30日）		増減		前連結会計年度（自 平成18年１月１日 至 平成18年12月31日）	
	金額	百分比	金額	百分比	金額	増減率	金額	百分比
Ⅰ 売上高	39,604,838	% 100.0	40,707,779	% 100.0	△1,102,940	% △2.7	52,729,748	% 100.0
Ⅱ 売上原価	21,674,607	54.7	22,597,529	55.5	△922,922	△4.1	30,096,014	57.1
売上総利益	17,930,231	45.3	18,110,249	44.5	△180,017	△1.0	22,633,733	42.9
Ⅲ 販売費及び一般管理費	17,748,638	44.8	19,675,231	48.3	△1,926,592	△9.8	26,019,418	49.3
営業利益又は営業損失(△)	181,592	0.5	△1,564,982	△3.8	1,746,575	―	△3,385,685	△6.4
Ⅳ 営業外収益	137,619	0.3	224,089	0.5	△86,469	△38.6	493,965	0.9
1 受取利息	51,068		38,876		12,192	31.4	61,586	
2 受取配当金	89		169		△79	△47.2	1,184	
3 持分法による投資利益	3,777		―		3,777	―	―	
4 為替差益	―		165,549		△165,549	―	395,180	
5 その他	82,684		19,494		63,190	324.1	36,013	
Ⅴ 営業外費用	536,673	1.3	327,173	0.8	209,500	64.0	453,305	0.8
1 支払利息	230,398		253,954		△23,555	△9.3	316,540	
2 為替予約評価損	19,641		17,984		1,657	9.2	13,397	
3 為替差損	131,704		―		131,704	―	―	
4 持分法による投資損失	―		15,508		△15,508	―	23,015	
5 ｼﾝｼﾞｹｰﾄﾛｰﾝ手数料	―		10,270		△10,270	―		
6 ｺﾝﾌﾟﾗｲｱﾝｽ対応費用	77,473		―		77,473	―	―	
7 その他	77,455		29,456		47,999	163.0	100,352	
経常損失	217,461	△0.5	1,668,066	△4.1	1,450,604	―	3,345,025	△6.3
Ⅵ 特別利益	651,863	1.6	46,115	0.1	605,747	1,313.5	70,533	0.1
1 貸倒引当金戻入益	589		238		351	147.5	21,267	
2 固定資産売却益	6,120		8,928		△2,808	△31.5	11,827	
3 投資有価証券売却益	636,002		―		636,002	―	16	
4 清算配当金	―		28,910		△28,910	―	28,910	
5 新株予約権戻入益	9,151		―		9,151	―	―	
6 その他	―		8,038		△8,038	―	8,511	
Ⅶ 特別損失	586,262	1.5	1,147,640	2.8	△561,377	△48.9	1,904,508	3.6
1 固定資産売却損	243		118		124	104.6	275	
2 固定資産除却損	7,127		69,723		△62,595	△89.8	409,105	
3 減損損失	355,369		―		355,369	―	―	
4 投資有価証券評価損	269		29,551		△29,282	△99.1	285,449	
5 のれん償却費	―		984,868		△984,868	―	1,013,154	
6 社債償還損	58,000		―		58,000	―	―	
7 事業再編費用	91,062		―		91,062	―	―	
8 その他	74,190		63,377		10,812	17.1	196,523	
税金等調整前四半期（当期）純損失	151,860	△0.4	2,769,590	△6.8	2,617,729	―	5,179,000	△9.8
税金費用	246,473	0.6	420,608	1.0	△174,134	△41.4	3,219,041	6.1
少数株主損失	―	―	△321,119	△0.8	321,119	―	322,202	△0.6
四半期（当期）純損失	398,334	△1.0	2,869,080	△7.0	2,470,745	―	8,075,840	△15.3

（注）　記載金額は千円未満を切り捨てて表示しております。

６．セグメント情報

【事業の種類別セグメント情報】

当連結グループは、情報通信・ネットワーク関連事業のみを行っているため、事業の種類別セグメント情報の記載は省略しております。

【所在地別セグメント情報】

外部顧客に対する売上高　　　　（単位：千円）

	当第３四半期 （自 平成19年１月１日 至 平成19年９月30日）	前第３四半期 （自 平成18年１月１日 至 平成18年９月30日）	対前年同期 増 減 率	前連結会計年度 （自 平成18年１月１日 至 平成18年12月31日）
日　　本	19,523,062	22,449,500	△13.3%	28,363,034
欧　　米	17,440,447	16,032,469	8.7%	21,525,777
アジア・オセアニア	2,641,329	2,225,809	18.6%	2,840,936
連結合計	39,604,838	40,707,779	△2.7%	52,729,748
適用為替レート（１USD）	119.43円	115.88円	―	116.38円

（注）1.　国又は地域の区分は、地域的近接度によっております。

2.　本邦以外の区分に属する主な国又は地域

(1) 欧　　　　米･･･アメリカ、カナダ、イギリス、フランス、ドイツ、オランダ、イタリア、オーストリア

(2) アジア・オセアニア･･･シンガポール、中国、オーストラリア、ニュージーランド、大韓民国、フィリピン

平成19年9月27日

各　位

会 社 名　アライドテレシスホールディングス株式会社
代表者名　代表取締役会長　大　嶋　章　禎
（コード番号：6835　東証第2部）
問合せ先　ＩＲ部部長　原　洋　一
（TEL：03-5437-6007）
（URL　http://ir.at-global.com/）

連結子会社の資金調達に伴う債務保証に関するお知らせ

当社は、平成19年9月26日開催の当社取締役会において、海外の販売・サービス部門を統括する当社連結子会社であるAllied Telesis Inc.（米国）が、Thomas Retirement, L.L.C（米国）との間で資金調達に関するコミットメントライン契約を締結したことに伴い、当社が債務保証を行う旨を決定いたしましたのでお知らせいたします。

記

1．Allied Telesis Inc.の契約の概要

(1) 契約締結日	平成19年9月24日（日本時間 平成19年9月25日）
(2) 契　約　先	Thomas Retirement, L.L.C
(3) 極　度　額	1,000万USドル
(4) 契約理由	単発的な資金調達ではなく、コミットメントライン契約に基づく借入枠の確保により、機動的、安定的に資金の確保を行うため。

2．当社の債務保証の概要

(1) 債務保証の内容	Allied Telesis Inc.のThomas Retirement, L.L.Cからの借入金に対する債務保証
(2) 債務保証額	上限　1,000万USドル
(3) 債務保証期間	平成19年9月24日から2年間

3．業績に与える影響

当該債務保証による業績への影響はありません。

4．その他

当社グループは、当連結会計年度内において、既に当社が実施した転換社債型新株予約権付社債（第三者割当て）および新株予約権（第三者割当て）の発行、投資有価証券の売却等に加え、当該コミットメントライン契約の締結により、当初予定していた必要資金の確保に目処がついたものと考えております。

以　上

END